Management Discussion & Analysis and Condensed Parent Company and Consolidated Financial Statements in BRGAAP Third quarter of 2026

Contents

Management discussion & analysis 03

Executive Summary	**05**
Income Statement and Balance Sheet Analysis	**11**
Managerial Financial Margin	12
Cost of Credit	13
Credit Quality	14
Commissions and Fees	17
Non-interest Expenses	19
Balance Sheet	20
Credit Portfolio	21
Funding	22
Capital, Liquidity and Market Ratios	23
Results by Region	24
Results by Business Segments	25
Global Footprint	27
Additional Information	28
Comparison between BRGAAP and IFRS	29
Glossary	31
Independent Auditor's Report	33

Financial Statements 35

Management Discussion & Analysis Third quarter of 2026

Executive Summary (This page was intentionally left blank) 4

Executive Summary

5

Management Discussion & Analysis > Executive Summary

Managerial Income Summary

In July 2026, Banco Itaú Colombia completed the transfer of certain assets, liabilities and contracts related to its retail operations for individuals.

	In R$ million (except where indicated)	3Q26	2Q26	3Q25	9M26	9M25
Results	Recurring Managerial Result	12,617	12,407	11,876	37,305	34,513
	Operating Revenues [1]	49,152	47,985	46,605	143,959	137,227
	Managerial Financial Margin [2]	34,611	33,488	32,118	100,424	95,045
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	23.6%	24.3%	23.3%	24.1%	22.9%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	24.5%	25.7%	24.2%	25.4%	23.9%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.5%	1.5%	1.6%	1.5%	1.6%
	Nonperforming Loans Ratio (90 days overdue) - Total [5]	2.0%	1.9%	1.9%	2.0%	1.9%
	Efficiency Ratio (ER) [6]	37.5%	37.4%	38.8%	37.3%	38.0%
Shares	Recurring Managerial Result per Share (R$) [7,8]	1.14	1.13	1.07		
	Net Income per Share (R$) [7,8]	1.10	1.11	1.04		
	Number of Total Shares at the end of the period - in million [8]	11,022	11,022	11,054		
	Book Value per Share (R$) [8]	19.95	18.92	18.74		
	Dividends and Interest on Own Capital net of Taxes [9]	888	3,787	758		
	Market Capitalization [10]	511,808	476,854	397,245		
	Market Capitalization [10] (US$ million)	98,818	92,276	74,702		
Balance Sheet	Total Assets	3,347,787	3,226,840	2,996,463		
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,544,449	1,522,385	1,402,039		
	Deposits + Funds from Bills + Securities + Borrowings and Onlending [11]	1,779,175	1,718,223	1,570,438		
	Loan Portfolio/Funding [11]	78.6%	80.3%	81.4%		
	Stockholders' Equity	219,894	208,512	207,164		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15.4%	15.4%	16.4%		
	Tier I Capital - BIS III [12]	14.2%	13.8%	14.8%		
	Common Equity Tier I - BIS III	12.7%	12.3%	13.5%		
	Liquidity Coverage Ratio (LCR)	205.8%	202.0%	218.7%		
	Net Stable Funding Ratio (NSFR)	123.7%	122.1%	123.3%		
Other	Total Number of Employees	89,610	90,429	93,554		
	Brazil	80,350	80,657	83,609		
	Abroad	9,260	9,772	9,945		
	Branches and CSBs - Client Service Branches	2,180	2,210	2,617		
	ATM - Automated Teller Machines [13]	11,355	11,822	14,091		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes securities; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares. The number of outstanding shares was adjusted to reflect bonus shares of (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated from January 2022 to December 2025; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Source: Bloomberg; (11) As detailed in the Balance Sheet section; (12) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% in Jun-26; (13) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

Executive Summary

Management Discussion & Analysis > Executive Summary

6

Managerial Income Statement

Reconciliation between Accounting and Managerial Financial Statements | 3rd quarter of 2026

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**48,652**	**(233)**	**1,514**	**(780)**	**49,152**
Managerial Financial Margin	31,957	(213)	1,514	1,352	34,611
Financial Margin with Clients	-	-	-	33,286	33,286
Financial Margin with the Market	-	-	-	1,325	1,325
Commissions and Fees	12,716	(18)	-	(1,650)	11,048
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims	2,349	-	-	1,145	3,494
Other Operating Income	1,135	(3)	-	(1,132)	-
Equity in Earnings of Affiliates and Other Investments	338	-	-	(338)	-
Non-operating Income	158	-	-	(158)	-
Cost of Credit	**(9,325)**	**-**	**-**	**(1,090)**	**(10,415)**
Expected loss expenses	(10,911)	-	-	191	(10,720)
Discounts Granted	-	-	-	(1,260)	(1,260)
Recovery of Loans Written Off as Losses	1,586	-	-	(21)	1,565
Retained Claims	**(479)**	**-**	**-**	**-**	**(479)**
Other Operating Expenses	**(24,159)**	**1,822**	**(78)**	**2,305**	**(20,110)**
Non-interest Expenses	(21,290)	1,790	-	2,371	(17,129)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,869)	32	(78)	(65)	(2,981)
Income before Tax and Profit Sharing	**14,689**	**1,588**	**1,435**	**435**	**18,148**
Income Tax and Social Contribution	**(2,369)**	**(867)**	**(1,435)**	**(520)**	**(5,192)**
Profit Sharing Management Members - Statutory	**(116)**	**-**	**-**	**116**	**-**
Minority Interests	**(40)**	**(269)**	**-**	**(30)**	**(339)**
Net Income	**12,164**	**452**	**-**	**-**	**12,617**

Extraordinary Items | Net of Tax Effects

In R$ million	3Q26	2Q26	3Q25	9M26	9M25
Net Income	**12,164**	**12,181**	**11,561**	**36,284**	**33,733**
(-) Extraordinary Items	**(452)**	**(226)**	**(315)**	**(1,022)**	**(779)**
Retail restructuring - Itaú Colombia	(291)	-	-	(291)	-
Goodwill amortization	(133)	(131)	(178)	(482)	(553)
Tax and civil events	-	(49)	-	617	507
Provision for restructuring	-	-	(55)	(783)	(611)
Other	(28)	(46)	(83)	(84)	(122)
Recurring Managerial Result	**12,617**	**12,407**	**11,876**	**37,305**	**34,513**

Executive Summary

7

Management Discussion & Analysis > Executive Summary

Income Statement of the 3rd quarter of 2026

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Operating Revenues	**49,152**	**47,985**	**2.4%**	**46,605**	**5.5%**	**143,959**	**137,227**	**4.9%**
Managerial Financial Margin	34,611	33,488	3.4%	32,118	7.8%	100,424	95,045	5.7%
Financial Margin with Clients	33,286	32,557	2.2%	31,215	6.6%	97,348	92,361	5.4%
Financial Margin with the Market	1,325	931	42.3%	902	46.9%	3,076	2,683	14.6%
Commissions and Fees	11,048	11,028	0.2%	11,062	-0.1%	33,069	32,579	1.5%
Revenues from Insurance [1]	3,494	3,469	0.7%	3,426	2.0%	10,466	9,603	9.0%
Cost of Credit	**(10,415)**	**(10,139)**	**2.7%**	**(9,447)**	**10.2%**	**(30,506)**	**(28,414)**	**7.4%**
Expected Loss Expenses	(10,720)	(10,479)	2.3%	(9,780)	9.6%	(31,439)	(28,938)	8.6%
Discounts Granted	(1,260)	(1,147)	9.9%	(1,016)	24.1%	(3,356)	(3,336)	0.6%
Recovery of Loans Written Off as Losses	1,565	1,487	5.2%	1,348	16.1%	4,290	3,860	11.1%
Retained Claims	**(479)**	**(408)**	**17.3%**	**(449)**	**6.7%**	**(1,357)**	**(1,223)**	**11.0%**
Other Operating Expenses	**(20,110)**	**(19,610)**	**2.5%**	**(19,574)**	**2.7%**	**(58,595)**	**(56,744)**	**3.3%**
Non-interest Expenses	(17,129)	(16,728)	2.4%	(16,850)	1.7%	(50,045)	(48,520)	3.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,981)	(2,883)	3.4%	(2,724)	9.4%	(8,551)	(8,225)	4.0%
Income before Tax and Minority Interests	**18,148**	**17,828**	**1.8%**	**17,135**	**5.9%**	**53,501**	**50,845**	**5.2%**
Income Tax and Social Contribution	**(5,192)**	**(5,044)**	**2.9%**	**(4,951)**	**4.9%**	**(15,174)**	**(15,404)**	**-1.5%**
Minority Interests in Subsidiaries	**(339)**	**(377)**	**-10.1%**	**(307)**	**10.4%**	**(1,021)**	**(928)**	**10.0%**
Recurring Managerial Result	**12,617**	**12,407**	**1.7%**	**11,876**	**6.2%**	**37,305**	**34,513**	**8.1%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

Credit Portfolio including Financial Guarantees Provided and Private Securities

In R$ billion	Sep-26	Jun-26	Δ	Sep-25	Δ
Individuals	500.4	487.1	2.7%	456.4	9.6%
Credit Card Loans	153.4	150.4	1.9%	142.2	7.9%
Personal Loans	69.0	68.1	1.3%	68.4	1.0%
Payroll Loans	84.2	81.3	3.5%	72.4	16.3%
Vehicle Loans	35.0	35.1	-0.1%	36.3	-3.6%
Mortgage Loans	158.8	152.2	4.4%	137.1	15.8%
Very Small, Small and Middle Market Loans [1,2]	320.4	307.4	4.2%	278.4	15.1%
Corporate Loans [2]	479.4	474.9	1.0%	437.7	9.5%
Total for Brazil	1,300.2	1,269.4	2.4%	1,172.5	10.9%
Latin America [2]	244.2	253.0	-3.5%	229.5	6.4%
Total	1,544.4	1,522.4	1.4%	1,402.0	10.2%
Total (ex-foreign exchange rate variation) [3]	1,544.4	1,516.7	1.8%	1,399.0	10.4%
Very Small, Small and Middle Market Loans	320.4	307.4	4.2%	276.5	15.9%
Corporate Loans	479.4	474.9	0.9%	435.6	10.1%
Latin America	244.2	247.3	-1.2%	230.5	6.0%

Excluding Colombia's retail loan portfolio (sold in July 2026), the consolidated loan portfolio would have grown 2.2% quarter-over-quarter and 10.9% year-over-year.

(1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar, Euro and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client.

Executive Summary

8

Management Discussion & Analysis > Executive Summary

Management commentary

In the third quarter of 2026, our recurring managerial result reached R$12.6 billion, up 1.7% quarter-over-quarter, or 2.5% excluding the result from retail operations in Colombia. Recurring managerial return on average equity was 23.6% on a consolidated basis and 24.5% in our operations in Brazil.

• The loan portfolio grew 1.4% on a consolidated basis (2.2% excluding retail operations in Colombia) and 2.4% in Brazil in the quarter. Year-over-year, growth was 10.2% on a consolidated basis and 10.9% in Brazil. Excluding the effect of foreign exchange variation, the loan portfolio would have grown 10.4% on a consolidated basis and 11.3% in Brazil.

• The loan portfolio for individuals in Brazil grew 2.7% in the quarter, led by mortgage loans (+4.4%) and payroll loans (+3.5%), the latter mainly driven by private-sector payroll loans (+11.6%).

• Financial margin with clients increased 2.2% in the quarter, or 2.6% excluding the financial margin from the Retail operation in Colombia. This increase was mainly driven by a higher average volume of own working capital and of the loan portfolio (particularly mortgage loans, payroll and very small, small and middle market loans) as well as a higher number of business and calendar days.

• The total nonperforming loans 15–90 days overdue ratio (NPL 15–90) decreased 0.1 p.p. closing the quarter at 1.7%. This decrease was driven by the Latin America portfolio (-0.3 p.p.), while the ratio for the portfolio in Brazil remained stable.

• The consolidated nonperforming loans 90 days overdue ratio (NPL 90) rose 0.1 p.p. closing the quarter at 2.0%. The ratio for individuals remained stable, while the ratio for very small, small and middle market companies increased by 0.1 p.p., reflecting the normalization of delinquency following the end of the grace periods under government programs, as previously anticipated.

• The cost of credit increased 2.7% quarter-over-quarter to R$10.4 billion. The cost of credit to average loan portfolio ratio remained flat in the quarterly comparison at 2.7%.

• Commissions and fees rose 0.2%, or 0.5% excluding retail operations in Colombia. Asset management revenues increased 7.8%, driven by both funds and *consórcio*, while card issuance revenues increased 7.1%. These positive effects were offset by lower revenues from investment banking operations.

• Non-interest expenses increased by 2.4% from the previous quarter. This increase was mainly related to the effects of the negotiation of the collective wage labor agreement, which set a 4.60% salary increase effective September 2026, and to higher expenses related to labor claims. As a result, our efficiency ratio closed the third quarter at 37.5% on a consolidated basis and 35.7% in Brazil.

Compared to the first nine months of 2025

The recurring managerial result increased 8.1%. Recurring managerial return on average equity was 24.1%, up 1.2 p.p. from the first nine months of 2025.

• Financial margin with clients increased 5.4% compared to last year, driven by the growth of average voume assets and a higher liabilities' margin.

• Financial margin with the market increased 14.6%, mainly due to a higher margin from the banking desk.

• The cost of credit increased 7.4% driven by the growth of the loan portfolio, while the cost of credit to average loan portfolio ratio remained stable at 2.7%.

• Commissions and fees and the result from insurance operations increased 3.0%. This increase was driven by higher revenues from asset management and a higher result from insurance, pension plan and premium bonds, reflecting higher earned premiums. These positive effects were partially offset by lower revenues from current account fees for individuals and lower revenues from payments and collections.

• Non-interest expenses increased 3.1%, while the efficiency ratio for the first nine months was 37.3% on a consolidated basis, down 0.6 p.p. from the same period of the previous year.

Main Figures

Indicator	3Q26	3Q26 x 2Q26
Managerial Recurring Result	R$12.6 bn	+1.7%
Recurring managerial return on average equity	23.6%	-0.7 p.p.
Credit portfolio	R$1,544.4 bn	+1.4%
Financial margin with clients	R$33.3 bn	+2.2%
Financial margin with the market	R$1.3 bn	+42.3%
Cost of credit	R$10.4 bn	+2.7%
Fees and insurance	R$14.1 bn	-0.2%
Non-interest expenses	R$17.1 bn	+2.4%

CET 1 @ 11.5% —> Consolidated ROE of 24.7%

Executive Summary Management Discussion & Analysis > Executive Summary 2026 Forecast (1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written off as Losses; (3) Commissions and fees (+) Income from insurance, pension plan and premium bonds operations (+) Expenses for claims. 9

Executive Summary 10 (This page was intentionally left blank)

Income statement and Balance Sheet Analysis

12

Managerial Financial Margin

Management Discussion & Analysis > Managerial Financial Margin

Financial margin with clients grew 2.2% in the quarter. Excluding the financial margin from retail operations in Colombia, growth was 2.6%, and, on the same basis, the spread-sensitive margin increased by 1.8%, mainly driven by: (i) the calendar effect, with a greater number of calendar and working days in the quarter; (ii) a higher average volume of assets, mainly due to the increase in mortgage loans, government programs and payroll loans; and (iii) higher revenues from structured operations in the wholesale business. These effects were partially offset by the negative impact of product mix, reflecting the growth in mortgage loans, payroll loans and government programs, and by the compression of asset spreads, mitigated by the higher volume in the liabilities' margin. In addition, working capital and others posted a positive result, related to the increase in the average balance.

Compared to the first nine months of the previous year, the financial margin with clients increased by 5.4%, mainly reflecting growth in spread-sensitive operations, driven by a higher average volume of assets and a higher liabilities' margin. These effects were partially offset by the lower result from structured operations in the wholesale business and the decrease in the margin in Latin America.

The financial margin with the market increased by 42.3% in the quarter, mainly due to the higher result from the trading desk. Compared to the first nine months of the previous year, the 14.6% increase was mainly due to the higher result from the banking desk.

Margin with Clients

R$33.3 bn

^+2.2% 3Q26 x 2Q26

^+6.6% 3Q26 x 3Q25

Ex-Colombia Retail

^+2.6% 3Q26 x 2Q26

Margin with the Market

R$1.3 bn

^+42.3% 3Q26 x 2Q26

^+46.9% 3Q26 x 3Q25

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Financial Margin with Clients	33,286	32,557	2.2%	31,215	6.6%	97,348	92,361	5.4%
Financial Margin with the Market	1,325	931	42.3%	902	46.9%	3,076	2,683	14.6%
Total	**34,611**	**33,488**	**3.4%**	**32,118**	**7.8%**	**100,424**	**95,045**	**5.7%**

Breakdown of changes in the Financial Margin with Clients


In R$ billion
+ 2.2%
+ 2.6%
+ 1.8%
32.6
-0.1
32.5
-3.9
28.5
0.4
-0.4
-0.1
0.4
0.3
29.0
4.2
33.3
2Q26
Colombia Retail (1)
2Q26 ex-Colombia Retail impact
Working capital (2) and others 2Q26
Spread-sensitive operations 2Q26
Average Volume
Product Mix (3)
Spreads and liabilities' margin
Calendar and working days
Latin America and others (4)
Spread-sensitive operations 3Q26
Working capital (2) and others 3Q26
3Q26

(1) Change between 3Q26 and 2Q26 in the financial margin with clients from the retail operation in Colombia, sold in July 2026; (2) Includes capital allocated to business areas (except treasury) and the corporation's working capital.; (3) Change in the composition of assets with credit risk between periods in Brazil; (4) Latin America (excluding the financial margin with clients from the Retail operation in Colombia, sold in July 2026) and others includes margin and structured operations from the wholesale business segment.

Annualized Average Rate of the Financial Margin with Clients

In R$ million, end of period	3Q26			2Q26		
	Average Balance[1]	Financial Margin	Average Rate (p.a.)	Average Balance[1]	Financial Margin	Average Rate (p.a.)
Financial Margin with Clients	**1,509,012**	**33,286**	**9.0%**	**1,477,393**	**32,557**	**9.1%**
Spread-Sensitive Operations	1,359,797	29,047	8.7%	1,340,036	28,625	8.8%
Working Capital and Other	149,214	4,239	11.8%	137,357	3,931	12.0%
Cost of Credit		**(10,415)**			**(10,139)**	
Risk-Adjusted Financial Margin with Clients	**1,509,012**	**22,870**	**6.1%**	**1,477,393**	**22,418**	**6.2%**

[1] Average daily balance.

Consolidated


9.2%
9.1%
9.1%
9.1%
9.0%
6.3%
6.2%
6.1%
6.2%
6.1%
3Q25
4Q25
1Q26
2Q26
3Q26

Brazil


10.1%
10.0%
10.0%
10.0%
9.9%
6.8%
6.8%
6.6%
6.7%
6.6%
3Q25
4Q25
1Q26
2Q26
3Q26

Financial Margin with Clients — Risk-Adjusted Financial Margin with Clients

13

Cost of Credit

Management Discussion & Analysis > Cost of Credit

Cost of credit closed the third quarter of 2026 at R$10.4 billion and increased 2.7% from the previous quarter. This increase was concentrated mainly in individuals in the Retail Business in Brazil, in line with the loan portfolio growth.

There was an increase in discounts granted in the Retail Business in Brazil and in the recovery of loans written off as losses in Latin America, mainly due to portfolio sales.

The cost of credit in the first nine months of 2026 increased 7.4% compared to the same period of the previous year. This change was in line with the growth of the loan portfolio, while the cost of credit over the loan portfolio ratio remained stable.

Cost of Credit

R$10.4 bn

^+2.7% 3Q26 x 2Q26

^+10.2% 3Q26 x 3Q25

Recovery of Loans Written off as Losses and Sales of Financial Assets

In the third quarter of 2026, portfolios already written off as losses were sold in both the Retail and Wholesale Businesses in Brazil totaling R$979.4 million and in Latin America totaling R$339.7 million, with a positive impact of R$78.1 million on the recovery of loans written off as losses and R$43.0 million on the recurring managerial result. These sales do not impact the credit quality indicators.

In the quarter, we sold active portfolios without risk retention to unrelated companies that would have been more than 90 days overdue in the amount of R$93.6 million in individuals in Brazil and R$139.5 million in very small, small and middle market companies. The impact of these sales on the nonperforming loans 90 days overdue ratio (NPL 90) was -0.02 p.p. and -0.05 p.p., respectively. In Latin America, portfolios totaling R$284.7 million were sold, of which R$17.4 million would have been more than 90 days overdue. These sales of active portfolios had a negative impact of R$14.4 million on operating revenues, a positive impact of R$27.8 million on cost of credit, and a positive impact of R$7.4 million on the recurring managerial result.

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Expected Loss Expenses	(10,720)	(10,479)	2.3%	(9,780)	9.6%	(31,439)	(28,938)	8.6%
Recovery of Loans Written Off as Losses	1,565	1,487	5.2%	1,348	16.1%	4,290	3,860	11.1%
Discounts Granted	(1,260)	(1,147)	9.9%	(1,016)	24.1%	(3,356)	(3,336)	0.6%
Cost of Credit	(10,415)	(10,139)	2.7%	(9,447)	10.2%	(30,506)	(28,414)	7.4%
Cost of Credit / Total Risk (*) - Annualized (%)	**2.7**	**2.7**	**0.0 p.p.**	**2.7**	**0.0 p.p.**	**2.7**	**2.7**	**0.0 p.p.**

(*) Average balance of the credit portfolio (including securities) with financial guarantees provided.

Note: With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit.

Balance of Provision for Expected Loss by Stage


R$ billion
57.3
17.7%
24.1%
58.2%
Sep-25
56.0
18.2%
25.0%
56.8%
Dec-25
55.9
17.5%
25.3%
57.2%
Mar-26
56.9
17.0%
24.6%
58.4%
Jun-26
55.4
16.8%
25.0%
58.2%
Sep-26
Stage 1
Stage 2
Stage 3

Cost of credit by segment


R$ million
2.7
528
605
8,315
3Q25
2.7
659
1,000
8,051
4Q25
2.7
534
941
8,477
1Q26
2.7
594
915
8,630
2Q26
2.7
555
746
9,114
3Q26
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Cost of Credit/Loan Portfolio (*) - Annualized (%)

(*) Average balance of the credit portfolio (including securities) with financial guarantees provided.

14 Credit Quality Management Discussion & Analysis > Credit Quality The total nonperforming loans 15–90 days overdue ratio (NPL 15–90) decreased by 0.1 p.p. from the previous quarter closing the quarter at 1.7%. This improvement was driven by the 0.3 p.p. decrease in the ratio for the Latin America portfolio, which closed the quarter at 1.9%, mainly in Chile and in the Wholesale Business in Colombia. In addition, the ratio for very small, small and middle market companies in Brazil decreased by 0.1 p.p. and closed the quarter at 1.4%. The ratio for individuals remained stable both versus the previous quarter and the same period of the previous year, closing the quarter at 3.0%. The nonperforming loans 90 days overdue ratio (NPL 90) increased by 0.1 p.p. from the second quarter of 2026. In Brazil, the ratio for individuals remained stable from the previous quarter and increased by 0.1 p.p. from the same period of the previous year, closing the quarter at 3.7%. The ratio for very small, small and middle market companies in Brazil increased due to the normalization of the delinquency following the end of the grace periods under government programs. NPL Ratio (%) | 15 to 90 days NPL Ratio (%) | over 90 days Brazil Brazil ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. Sep-26 x Sep-25 Sep-26 x Jun-26 2.0% NPL Ratio over 90 days with securities Credit Quality Indicators | Includes Securities +0.1 p.p. +0.1 p.p. 1.9 1.9 1.9 1.9 1.9 1.9 2.0 2.0 2.0 2.0 2.0 2.1 2.1 2.1 1.4 1.4 1.3 1.2 1.1 1.1 1.1 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Brazil¹ Latin America² 1.8 1.7 2.0 1.6 1.7 1.8 1.7 1.7 1.6 1.9 1.5 1.7 1.7 1.7 2.2 2.3 2.2 2.1 2.1 2.2 1.9 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Brazil¹ Latin America² 1.6 1.6 1.7 1.8 1.9 2.0 2.1 0.1 0.1 0.1 0.1 0.1 0.1 0.02 3.6 3.6 3.6 3.6 3.6 3.7 3.7 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil 1.2 1.2 1.3 1.3 1.4 1.5 1.4 0.1 0.1 1.0 0.03 0.1 0.02 0.02 3.1 3.0 3.0 2.7 3.0 3.0 3.0 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Very Small, Small and Middle Market Companies - Brazil Corporate - Brazil Individuals - Brazil ex - impact of sales of financial assets -0.02 p.p -0.05 p.p -0.06 p.p -0.14 p.p Note: The impact of sales of financial assets on the credit quality indicators was calculated based on the portfolio sold from the Retail business in Colombia and the active loan portfolios more than 90 days overdue, totaling R$93.6 million in individuals in Brazil, R$139.5 million in very small, small and middle market companies, and R$17.4 million in Latin America, which were sold to unrelated companies.

15 9,512 8,227 9,656 9,369 9,623 0.7% 0.6% 0.7% 0.7% 0.7% 3Q25 4Q25 1Q26 2Q26 3Q26 Write-Off Write-Off/Loan Portfolio (*) ' ' 22.0 18.3 18.0 19.0 19.3 38.4 35.1 34.8 36.3 37.0 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Restructured Renegotiated Credit Quality Management Discussion & Analysis > Credit Quality As of the first quarter of 2025, we began to disclose the restructured loan portfolio in ac- cordance with the requirements of CMN Resolution No. 4,966/21. This portfolio consists of loan operations and securities with a significant change in the original terms of the con- tract due to the deterioration of their credit quality, and increased by 1.7% versus the second quarter of 2026. The renegotiated loans and securities portfolio, which includes the restructured loan port- folio, increased by 1.7% from the previous quarter and decreased by 3.6% from the same period of the previous year, closing the third quarter of 2026 at R$37.0 billion. The Desen- rola program impacted growth in the quarter by approximately R$200 million in the rene- gotiated loans and securities portfolio of the Retail Business in Brazil. Nevertheless, the ratio of the renegotiated loans and securities portfolio to the total loan portfolio remained at 2.6%. The NPL Creation over the loan portfolio ratio remained stable from the previous quarter, at 0.8%. NPL Creation totaled R$10,837 million in the third quarter, in line with the loan portfolio growth dynamics. Loan portfolio write-offs increased by 2.7% from the previous quarter, driven by the Retail Business. However, the ratio between loan operations written off in the current quarter and NPL Creation in the previous three quarters remains stable. The ratio of loan operations written off to the average balance of the loan portfolio closed the third quarter at 0.7%, remaining stable ver- sus the previous quarter and the same period of the previous year. Loan portfolio write-off practices were not changed with the adoption of CMN Resolution No. 4,966/21. NPL Creation NPL Creation Ratio in the Loan Portfolio1 Renegotiated Loans Write-Off 1 The loan portfolio for the previous quarter excluding financial guarantees provi- ded. As of the first quarter of 2025, the NPL creation and the credit portfolio include securities. R$ million R$ million R$ billion (*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities. Note: NPL Creation for 3Q26 was calculated by including the sale of R$10.7 billion port- folio of Retail Business in Colombia, the active loan portfolios of R$144 million from Wholesale, R$113 million from Retail and R$169 million in Latin America sold to non- related companies, and the NPL Creation of securities. 3Q26 x 3Q25 0.8% NPL Creation in the Loan Portfolio 3Q26 x 2Q26 Credit Quality Indicators | Includes Securities stable 9,485 9,964 9,694 10,657 10,837 8,502 8,693 9,044 9,595 9,594 353 319 295 284 524 630 953 355 778 719 3Q25 4Q25 1Q26 2Q26 3Q26 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brazil 0.7% 0.7% 0.7% 0.8% 0.8% 1.5% 1.5% 1.5% 1.6% 1.6% 0.1% 0.1% 0.1% 0.1% 0.2% 0.3% 0.4% 0.2% 0.4% 0.3% 3Q25 4Q25 1Q26 2Q26 3Q26 Total Retail - Brazil Wholesale - Brazil Latin America ex-Brazil +0.1 p.p.

16 56.1 55.8 55.9 54.7 53.6 53.8 52.5 61.4 59.2 59.6 59.7 59.3 59.0 58.7 55.9 57.1 57.8 55.4 52.2 52.9 49.5 43.1 43.4 40.2 39.4 39.7 39.7 39.2 0. 00 20. 00 40. 00 60. 00 80. 00 100. 00 120. 00 140. 00 160. 00 180. 00 200. 00 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Individuals - Brazil Companies - Brazil Latin America 4.4 4.3 4.2 3.9 4.0 4.1 4.0 5.8 5.9 5.8 5.8 5.7 5.9 5.9 3.5 3.3 3.3 2.7 3.1 3.1 3.0 4.3 4.2 4.0 3.8 3.7 3.5 3.4 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Individuals - Brazil Companies - Brazil Latin America Credit Quality Management Discussion & Analysis > Credit Quality Credit Quality Indicators in CMN Resolution No. 4,966/21 Below we present the credit quality indicators introduced by CMN Resolution No. 4,966/21, which classifies financial instruments into three stages: Stage 1: Applicable to financial instruments without a significant increase in credit risk. Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions. • Not problematic assets • A delay of between 30 and 90 days Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by. • Non-performing loans over 90 days • Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration • Indication of non-compliance with obligations For further details, see explanatory note 2 b) of the Financial Statements. The loan portfolios classified as Stage 2 and Stage 3 each decreased by 0.1 p.p. from the previous quarter. Stage 3 coverage for compa- nies declined due to the write-off of a specific group of large companies, which was 100% provisioned. Stage 2 Loan Portfolio Stage 3 Loan Portfolio (% over Total Portfolio) Stage 2 Coverage (%) (Stage 2 Provision over Stage 2 Portfolio) Stage 3 Coverage (%) (Stage 3 Provision over Stage 3 Portfolio) 4.3 4.2 4.1 4.0 4.2 4.1 4.0 8.0 7.8 7.6 7.4 7.5 7.4 7.3 1.8 1.8 1.9 1.9 2.1 2.0 1.9 4.6 4.6 4.4 4.1 4.0 4.1 3.9 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Individuals - Brazil Companies - Brazil Latin America 23.7 24.1 23.9 23.3 22.9 22.5 22.4 26.1 26.5 26.5 26.3 26.2 26.1 25.9 22.9 23.6 24.2 22.5 20.8 19.5 19.6 16.6 16.7 14.5 14.4 14.6 14.5 13.8 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Jun-26 Sep-26 Total Individuals - Brazil Companies - Brazil Latin America

17

Commissions and Fees and Insurance

Management Discussion & Analysis > Commissions and Fees and Insurance

Commissions and fees and result from insurance operations decreased by 0.2% in the quarter. Excluding the effect of the Retail operations in Colombia, the growth was 0.1%. Commissions and fees increased by 0.2% from the previous quarter, remaining basically stable. Revenue from card-issuing activities increased due to greater efficiency in the management of the rewards program and the higher credit card transaction volume. Revenues from asset management also increased, both in funds, due to the greater number of working days and the higher balance, and in *consórcios*. These positive events were offset by lower revenues from investment banking, especially from fixed income securities issuance.

Compared to the first nine months of the previous year, commissions and fees and result from insurance operations increased by 3.0%, mainly due to the growth in: (i) the result from insurance, pension plan and premium bonds, due to higher earned premiums; (ii) asset management, both in funds, due to the higher balance, and in *consórcios*; and (iii) revenue from card-issuing activities, driven by the higher credit card transaction volume. These effects were partially offset by lower revenue from current account services, reflecting the agenda of offering better conditions to clients as they increase their relationship with the bank, as well as lower gains from payments and collections.

Services and Insurance

R$ 14.1 bn

- -0.2% 3Q26 x 2Q26
- +0.2% 3Q26 x 3Q25

Ex-Colombia Retail

- +0.1% 3Q26 x 2Q26

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Card Issuance	3,513	3,279	7.1%	3,320	5.8%	10,058	9,787	2.8%
Current Account for Individuals	490	501	-2.2%	590	-16.9%	1,531	1,914	-20.0%
Credit Operations and Guarantees Issued	620	644	-3.7%	604	2.7%	1,911	1,815	5.3%
Payments and Collections	1,944	1,956	-0.6%	2,063	-5.8%	5,864	6,292	-6.8%
Asset Management	2,152	1,997	7.8%	1,827	17.8%	6,058	5,347	13.3%
Fund Management Fees	1,523	1,438	5.9%	1,340	13.7%	4,337	3,966	9.3%
Consórcio Administration Fees	629	559	12.7%	488	29.0%	1,721	1,380	24.6%
Advisory Services and Brokerage	927	1,259	-26.3%	1,263	-26.6%	3,460	3,285	5.3%
Other Brazil	373	462	-19.3%	517	-28.0%	1,285	1,437	-10.6%
Latin America (ex-Brazil)	1,028	931	10.4%	877	17.2%	2,901	2,702	7.3%
Commissions and Fees	11,048	11,028	0.2%	11,062	-0.1%	33,069	32,579	1.5%
Result from Insurance Operations[1]	3,015	3,061	-1.5%	2,977	1.3%	9,109	8,380	8.7%
Services and Insurance	14,063	14,089	-0.2%	14,039	0.2%	42,178	40,959	3.0%

Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims.

Card Issuance

Transaction Volume

3Q26

R$251.6 billion

- +2.4% x 2Q26
- +9.1% x 3Q25

Credit
- +3.3% vs 2Q26
- +11.0% vs 3Q25

Debit
- -2.1% vs 2Q26
- +0.1% vs 3Q25

Note: As of 1Q26, we started to consider new installment credit products in the card transaction volume of the issuing business.



R$ million
38.7
37.6
39.9
38.7
40.1
39.7
230,546
38,877
191,669
245,722
39,724
205,997
251,634
38,907
212,727
3Q25
2Q26
3Q26
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (million)
Debit card accounts - does not include additional cards (million)

Revenues from card issuing activities increased 7.1% in the quarter, mainly due to lower reward program expenses, as a result of greater efficiency in the management of the points program, as well as higher credit card transaction volume.

Compared to the first nine months of 2025, revenues increased 2.8%, mainly due to the growth in credit card transaction volume. This effect was partially offset by higher reward program expenses and the decrease in annual fee revenues, reflecting the strategy of offering more benefits to clients as their engagement with the bank increased.

Payments and Collections

Acquiring Transaction Volume

3Q26

R$300.8 billion

- +0.7% x 2Q26
- +16.7% x 3Q25

Credit
- +1.1% vs 2Q26
- +21.0% vs 3Q25

Debit
- -0.5% vs 2Q26
- +6.1% vs 3Q25

Payments and collections revenues decreased 0.6% in the quarter. The increase in acquiring revenues was offset by lower gains from corporate current account packages. This decrease reflected the higher fee waivers under Itaú Empresas' Mais Vantagens program, which expanded benefits to clients as their relationship with the bank increased.

Compared to the first nine months of 2025, revenues decreased 6.8%, due to lower gains from acquiring services, mainly as a result of the higher funding cost and the change in the transaction volume mix in acquiring operations. In addition, gains from corporate current account packages decreased due to the increase in benefits granted under the Mais Vantagens program.

18

Commissions and Fees and Insurance

Management Discussion & Analysis > Commissions and Fees and Insurance

Current Account for Individuals

Revenues from current account services for individuals decreased 2.2% in the quarter and 20.0% compared to the first nine months of 2025, due to the lower number of clients paying for account packages.

These changes reflected the bank's proactive agenda of offering better conditions to clients as their level of relationship with the bank increased.

Fund Management

Fund management fees increased 5.9% in the quarter, due to the higher balance in the period and the higher number of working days, partially offset by lower performance fees, due to the concentration of the recognition of these revenues in the second and fourth quarters of the year.

Compared to the first nine months of 2025, revenues increased 9.3%, mainly due to the higher balance in the period, which more than offset the decrease in performance fees.

Advisory Services and Brokerage

Advisory and brokerage services revenues decreased 26.3% in the quarter, due to lower gains from investment banking, mainly in fixed income. Brokerage services revenues remained practically stable in the period.

Compared to the first nine months of 2025, revenues increased 5.3%, mainly due to higher gains from brokerage services.

Fixed Income: In the last 12 months (through August 2026), in Local Fixed Income, we ranked 1st in the ANBIMA Origination Ranking, totaling R$133.1 billion in originated volume, with a market share of 25.5%. We also ranked 1st in the ANBIMA Distribution Ranking, totaling R$65.9 billion in distributed volume, with a market share of 27.3%.

Equities: In the last 12 months, we participated in 18 transactions, totaling R$5.3 billion in volume, with a market share of 16.8%, ranking 1st by number of transactions and 3rd by volume in the Dealogic Ranking.

Mergers and Acquisitions: In the last 12 months, we participated in 44 transactions, totaling R$72.6 billion in volume, with a market share of 24.6%, ranking 2nd by number of transactions and 3rd by transaction volume in the Dealogic Ranking.

Result from Insurance, Pension Plan and Premium Bonds

The result from insurance, pension plan and premium bonds decreased 1.5% in the quarter, mainly due to higher retained claims in the credit life, mortgage and individual life portfolios, and lower premium bonds revenues, due to higher prize draw expenses and lower sales in the period. These effects were partially offset by the increase in earned premiums, due to the larger individual life and mortgage portfolios, as well as higher sales of credit life insurance.

The 8.7% increase compared to the first nine months of 2025 was mainly due to increases in: (i) earned premiums, due to higher sales of credit life, protected card and payment (cards and Pix), and mortgage; and (ii) financial margin, due to the higher balance and higher returns on our assets. These effects were partially offset by the increase in retained claims, mainly in the credit life portfolio.

Result from Insurance, Pension Plan and Premium Bonds

R$3.0 bn

-1.5%	3Q26 x 2Q26
+1.3%	3Q26 x 3Q25

19

Non-interest Expenses

Management Discussion & Analysis > Non-interest expenses

Compared to the previous quarter, non-interest expenses increased by 2.4% in total and by 2.8% in Brazil. The 4.6% salary adjustment beginning in September 2026, established by the collective wage agreement with the bank workers' union, negatively impacted salary and payroll charges expenses allocated to the commercial and administrative, transactional, and technology expense lines. In addition, commercial and administrative expenses increased due to higher expenses related to labor claims, driven by a higher volume of settlements and court decisions. Transactional expenses also increased due to higher call center and collection expenses, as well as higher maintenance expenses for Rede POS terminals. Technology expenses grew due to higher systems amortization, reflecting the seasonal effect of new vintages, higher expenses related to labor claims and higher processing and generative artificial intelligence volumes, partially offset by lower infrastructure expenses. Other expenses increased due to higher third-party expenses, offset by lower marketing expenses, as a result of higher expenses related to the FIFA World Cup in the previous quarter. In Latin America, expenses remained stable.

Non-interest expenses

R$17.1 bn

^ +2.4% 3Q26 x 2Q26

^ +1.7% 3Q26 x 3Q25

Compared to the first nine months of 2025, non-interest expenses rose 3.1% in total and 3.2% in Brazil. Commercial and administrative expenses increased due to higher profit sharing expenses and the salary adjustment resulting from the collective wage agreement, partially offset by lower headcount and lower expenses related to employee terminations and training. The increase in technology expenses reflected, in addition to personnel expenses, higher infrastructure and generative artificial intelligence costs, partially offset by higher capitalization of projects due to higher investments. Transactional expenses increased due to higher card brand expenses, driven by more visits to VIP lounges, partially offset by lower expenses related to physical spaces and equipment. Other expenses increased mainly due to higher marketing expenses related to the FIFA World Cup, as well as higher third-party services and consulting expenses. In Latin America, expenses increased mainly in Uruguay, driven by higher card volumes, inflation and personnel expenses, as well as higher expenses related to modernization projects and consulting in Paraguay.

In R$ million	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Commercial and Administrative (personnel)	(6,694)	(6,531)	2.5%	(6,691)	0.0%	(19,707)	(19,302)	2.1%
Transactional (personnel, operations and service)	(4,211)	(4,124)	2.1%	(4,230)	-0.5%	(12,251)	(12,170)	0.7%
Technology (personnel and infrastructure)	(3,257)	(3,109)	4.7%	(3,253)	0.1%	(9,453)	(9,065)	4.3%
Other Expenses	(809)	(802)	1.0%	(579)	39.7%	(2,115)	(1,636)	29.3%
Total - Brazil	**(14,970)**	**(14,566)**	**2.8%**	**(14,753)**	**1.5%**	**(43,525)**	**(42,172)**	**3.2%**
Latin America (ex-Brazil)	(2,159)	(2,162)	-0.1%	(2,097)	2.9%	(6,520)	(6,347)	2.7%
Total	**(17,129)**	**(16,728)**	**2.4%**	**(16,850)**	**1.7%**	**(50,045)**	**(48,520)**	**3.1%**

Efficiency Ratio


38.8
38.3
37.1
37.4
37.5
37.1
36.4
34.9
35.5
35.7
38.4 36.5
38.0 36.3
38.0 36.2
37.9 36.0
37.6 35.6
3Q25
4Q25
1Q26
2Q26
3Q26
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

The efficiency ratio is obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Number of Employees - in thousands


93.6
92.5
91.5
90.4
89.6
Sep-25
Dec-25
Mar-26
Jun-26
Sep-26

Branches and Client Service Branches


2,617
2,529
2,367
2,210
2,180
1,998
1,953
1,817
1,663
1,664
368
324
300
298
300
251
252
250
249
216
Sep-25
Dec-25
Mar-26
Jun-26
Sep-26
Abroad
CSBs - Brazil
Brick and Mortar Branches - Brazil

20

Balance Sheet

Management Discussion & Analysis > Balance Sheet

Total assets increased by 3.7% from the second quarter of 2026, mainly driven by increases of: (i) R$98.5 billion in interbank investments, mainly in securities purchased under agreements to resell; and (ii) R$23.3 billion in loan operations, led by the individuals and very small, small and middle market loan portfolios in Brazil, partially offset by the reduction in the Latin America loan portfolio, due to the sale of the Retail loan portfolio in Colombia. These effects were partially offset by the R$38.6 billion decrease in securities and derivatives. Compared to the same period of the previous year, total assets increased by 11.7%, mainly driven by increases of: (i) R$98.9 billion in loan operations, due to the growth of the portfolio across all segments in Brazil, as well as in Latin America; (ii) R$82.7 billion in securities and derivatives, especially assets backing pension plan technical provisions; and (iii) R$76.2 billion in interbank investments, due to the increase in securities purchased under agreements to resell.

The increase in liabilities in the quarter was due to increases of R$27.8 billion in deposits, mainly in time deposits, R$20.7 billion in securities sold under repurchase agreements, and R$12.6 billion in technical provisions for insurance, pension plans and premium bonds, mainly due to the higher remuneration of pension plan provisions. The 11.7% increase in liabilities from the same period of the previous year was due to increases of: (i) R$122.8 billion in deposits, especially time deposits; (ii) R$56.9 billion in other liabilities, mainly in securities trading and intermediation and obligations from payment transactions; and (iii) R$48.7 billion in technical provisions for insurance, pension plans and premium bonds, due to the higher remuneration of provisions and the growth in net funding.

Stockholders' equity increased by R$11.4 billion in the quarter, mainly due to the result for the period, partially offset by the provision for interest on own capital. The R$12.7 billion increase in Stockholders' equity from the same period of the previous year was mainly due to the result for the period, partially offset by the payment of dividends and interest on own capital.

Assets (In R$ million, end of period)	09/30/2026	06/30/2026	Δ	09/30/2025	Δ
Current and Long-term Assets	**3,309,798**	**3,189,122**	**3.8%**	**2,961,627**	**11.8%**
Cash	34,263	35,351	-3.1%	34,369	-0.3%
Interbank Investments	411,020	312,547	31.5%	334,802	22.8%
Securities and Derivatives	1,086,119	1,124,698	-3.4%	1,003,377	8.2%
Operations with credit granting characteristics	1,258,085	1,234,786	1.9%	1,159,187	8.5%
Loan, lease and other credit operations	1,099,846	1,082,375	1.6%	1,022,135	7.6%
Securities	210,235	204,329	2.9%	189,930	10.7%
(Provision for expected credit loss)	(51,996)	(51,918)	0.2%	(52,878)	-1.7%
Interbank and Interbranch Accounts	314,011	297,718	5.5%	259,431	21.0%
Current and deferred tax assets	98,214	95,347	3.0%	90,811	8.2%
Other Assets	108,086	88,675	21.9%	79,650	35.7%
Permanent Assets	**37,989**	**37,718**	**0.7%**	**34,836**	**9.1%**
Total Assets	**3,347,787**	**3,226,840**	**3.7%**	**2,996,463**	**11.7%**

Liabilities (In R$ million, end of period)	09/30/2026	06/30/2026	Δ	09/30/2025	Δ
Current and Long-Term Liabilities	**3,118,892**	**3,009,115**	**3.6%**	**2,780,697**	**12.2%**
Deposits	1,162,322	1,134,485	2.5%	1,039,562	11.8%
Securities sold under repurchase agreements	503,578	482,856	4.3%	480,801	4.7%
Debt instruments	434,435	423,499	2.6%	393,590	10.4%
Borrowing and Onlending	143,083	132,402	8.1%	130,082	10.0%
Derivatives	102,691	92,228	11.3%	77,597	32.3%
Interbank and Interbranch Accounts	116,452	113,822	2.3%	109,909	6.0%
Provisions for financial guarantees, credit commitments and credits to be released	2,490	2,531	-1.6%	1,591	56.5%
Technical provision for insurance, pension plan and premium bonds	396,799	384,164	3.3%	348,056	14.0%
Other provisions	16,460	16,807	-2.1%	15,979	3.0%
Current and deferred tax liabilities	24,101	21,405	12.6%	23,904	0.8%
Other liabilities	216,481	204,916	5.6%	159,626	35.6%
Stockholders' Equity	**219,894**	**208,512**	**5.5%**	**207,164**	**6.1%**
Non-controlling Interests	**9,001**	**9,213**	**-2.3%**	**8,602**	**4.6%**
Total Liabilities and Equity	**3,347,787**	**3,226,840**	**3.7%**	**2,996,463**	**11.7%**

21

Credit Portfolio

Management Discussion & Analysis > Credit Portfolio

Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil

Credit cards

R$153.4 bn As of 09/30/26

+1.9% vs Jun-26 | +7.9% vs Sep-25



7.8%
5.8%
86.4%
8.0%
5.7%
86.2%
7.8%
5.8%
86.4%
Sep-25
Jun-26
Sep-26
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Mortgage loans (Individuals)

R$158.8 bn As of 09/30/26

+4.4% vs Jun-26 | +15.8% vs Sep-25

91.6% of the mortgage portfolio is **Individuals**

Originations | 3rd Quarter of 2026

R$14.3 bn | +25.8% vs Sep-25

84.3% of total **mortgage credit** is originated by borrowers

Market share of origination
Among private banks

54.1%

Loan-to-value (individuals)
Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 55.1%
Portfolio: 36.7%

Payroll loans

R$84.2 bn As of 09/30/26

+3.5% vs Jun-26 | +16.3% vs Sep-25

The private payroll portfolio grew by 11.6% in the quarter. Amortizations in this sector, which remained stable from the previous quarter, were more than offset by payroll-deducted credit originations. The public sector portfolio increased by 4.0%, supported by the creation of a dedicated structure in internal channels. The 0.3% decrease in the INSS portfolio reflected the discontinuation of operations through the external channel, in line with the strategy of prioritizing proprietary channels.

Portfolio by origination (%)
3rd Quarter of 2026



Branches
Itaú Consignado S.A.
17%
83%

Portfolio by sector (R$ billion)
3rd Quarter of 2026



INSS
Private sector
Public sector
24.8
47.8
11.6

Vehicle loans (individuals)

R$35.0 bn As of 09/30/26

-0.1% vs Jun-26 | -3.6% vs Sep-25

Originations | 3rd Quarter of 2026

R$5.1 bn | -1.5% vs Sep-25

Average Ticket: R$53.4 thousand

% Average Down Payment: 29%

Loan-to-value
Vintage (quarterly average): 67.0%

Average Term: 45 months

Very small, small and middle market

R$320.4 bn As of 09/30/26

+4.2% vs Jun-26 | +15.1% vs Sep-25

The very small, small and middle-market loan portfolio grew 4.2% in the quarter and 15.1% compared to the same period of the previous year. Both movements were mainly driven by the growth in the portfolio of government programs.

Corporate loans

R$479.4 bn As of 09/30/26

+1.0% vs Jun-26 | +9.5% vs Sep-25

The corporate loans portfolio grew 1.0% in the quarter, mainly due to higher loan origination in the agribusiness sector. In addition, the portfolio increased by 9.5% from the same period of the previous year.

Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage

In R$ billion



3Q26
34.0%
10.2%
6.4%
7.6%
4.6%
37.2%
1,100
2Q26
33.3%
8.7%
8.8%
6.6%
2.9%
39.7%
1,082
3Q25
34.7%
10.4%
6.6%
7.6%
5.0%
35.7%
1,022
Actual quarter (q)
q - 1
q - 2
q - 3
q - 4
q > = 5

22

Funding

Management Discussion & Analysis > Funding

Funding from clients increased by 3.4% in the quarter, mainly due to increases of (i) R$31.1 billion in time deposits, concentrated in Brazil; and (ii) R$19.2 billion in funds from bills, structured operations certificates and repurchase agreements, mainly in real estate credit bills. The 13.9% increase in the last 12 months was due to increases of: (i) R$118.2 billion in time deposits, especially in Brazil; and (ii) R$67.4 billion in funds from bills, structured operations certificates and repurchase agreements, especially in real estate bills.

Assets under custody increased by 3.3% in the quarter, mainly due to net funding into own products, especially treasury and offshore products, in addition to growth in the open platform, particularly in CDBs and pension plan funds. In the last 12 months, the increase was due to growth in own products, concentrated in treasury and offshore products, and in the open platform, driven by CDBs, LCIs and pension plan funds.

In R$ million, end of period	3Q26	2Q26	Δ	3Q25	Δ
Funding from Clients (A)	**1,551,408**	**1,500,278**	**3.4%**	**1,362,312**	**13.9%**
Demand Deposits	131,299	127,671	2.8%	127,801	2.7%
Savings Deposits	169,378	172,240	-1.7%	169,374	0.0%
Time Deposits	854,088	822,952	3.8%	735,916	16.1%
Funds from Bills, Structured Operations Certificates and Repurchase Agreements[1]	396,643	377,415	5.1%	329,221	20.5%
Other Funding (B)	**227,767**	**217,946**	**4.5%**	**208,126**	**9.4%**
Onlending	31,282	30,624	2.1%	24,385	28.3%
Borrowing	111,801	101,778	9.8%	105,697	5.8%
Securities Obligations Abroad	77,994	78,490	-0.6%	71,297	9.4%
Other[2]	6,690	7,054	-5.2%	6,747	-0.9%
Total (A) + (B)	**1,779,175**	**1,718,223**	**3.5%**	**1,570,438**	**13.3%**
Own Products	3,499,161	3,371,078	3.8%	2,878,530	21.6%
Open Platform	458,381	452,943	1.2%	401,653	14.1%
Assets under Management	**3,957,542**	**3,824,020**	**3.5%**	**3,280,183**	**20.7%**
Fiduciary Management and Custody[3]	671,712	657,194	2.2%	505,157	33.0%
Assets under Custody[4]	**4,629,254**	**4,481,215**	**3.3%**	**3,785,340**	**22.3%**

(1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. From 4Q25, Repurchase Agreements involving third-party securities were incorporated. For better comparability, historical data has been reclassified. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.(4) From 4Q25 onwards, considers the Latin American portfolio and funds. For better comparability, historical data has been reclassified.

Loans[1] and funding


93.7%
91.7%
94.1%
92.4%
90.7%
81.4%
79.7%
81.0%
80.3%
78.6%
In R$ billion
1,570
1,363
1,278
1,702
1,480
1,357
1,667
1,434
1,350
1,718
1,494
1,380
1,779
1,542
1,399
Sep-25
Dec-25
Mar-26
Jun-26
Sep-26
Portfolio¹ / Funding from clients and other funding
Portfolio¹ / Funding from clients and other funding net of reserve required by BACEN and Cash
Loan portfolio¹
Funding from clients and other funding
Loan portfolio¹
Funding from clients and other funding net of reserve required by BACEN and Cash

(1) Includes private securities and other credits.

23

Capital, Liquidity and Market Ratios

Management Discussion & Analysis > Capital and Risk

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules issued by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio


13.8%
1.5%[1]
12.3%
0.8%
-0.1%
-0.4%
14.2%
1.5%
12.7%
Tier I Jun-26
Net Income in the quarter
Dividends and Interest on Own Capital
Risk-Weighted Assets[2]
Tier I Sep-26
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the AT1 would be 1.7%. (2) Includes Prudential and Equity adjustments.

Capital Ratios

In R$ million, end of period	3Q26	2Q26
Common Equity Tier I	206,009	194,742
Tier I (Common Equity + Additional Capital)	230,718	220,973
Referential Equity (Tier I and Tier II)	251,266	242,885
Total Risk-weighted Assets (RWA)	**1,626,445**	**1,581,951**
Credit Risk-weighted Assets	1,375,273	1,343,634
Operational Risk-weighted Assets	190,307	181,754
Market Risk-weighted Assets	60,865	56,563
Common Equity Tier I Ratio	**12.7%**	**12.3%**
Tier I Capital Ratio[1]	**14.2%**	**13.8%**
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	**15.4%**	**15.4%**

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits. (1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier 1 Capital ratio would be 14.0% in Jun-26.

Main changes in the quarter

Referential Equity: growth of 3.5% driven by the net income for the period, partially offset by the net repurchases of subordinated debt eligible as capital. The Common Equity Tier I increased by 5.8%.

RWA: increased by R$44.5 billion, mainly due to the portion related to the capital required for credit risk.

Capital ratio: the Common Equity Tier I ratio increased by 0.4 p.p. from June 2026, mainly due to the net income for the period, partially offset by RWA growth. The BIS ratio remained stable from June 2026, reflecting the effect of the net repurchases of subordinated debt eligible as capital, and was 3.9 p.p. above the minimum regulatory requirement, including Common Equity Tier I capital buffers.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter reached 205.8%, above the 100% limit, which means that we have sufficient funding consistently available to cover losses in stress scenarios.

In R$ million	Sep-26	Jun-26	Sep-25
HQLA	418,067	380,866	367,777
Potential Cash Outflows	203,158	188,536	168,176
LCR (%)	**205.8%**	**202.0%**	**218.7%**

Net Stable Funding Ratio (NSFR)

The NSFR was 123.7% at the end of the quarter, above the 100% limit, which means that we have sufficient available stable funding to support the stable funding required over the long term.

In R$ million	Sep-26	Jun-26	Sep-25
Available Stable Funding	1,576,506	1,528,168	1,408,603
Required Stable Funding	1,274,034	1,251,850	1,142,829
NSFR (%)	**123.7%**	**122.1%**	**123.3%**

For 2026, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - VaR[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	3Q26	2Q26
VaR by Risk Factor		
Interest Rates	1,683	1,669
Currency	83	72
Shares on the Stock Exchange	47	47
Commodities	48	31
Diversification Effects	**(384)**	**(216)**
Total VaR	**1,477**	**1,603**
Maximum VaR in the quarter	**1,711**	**1,997**
Average VaR in the quarter	**1,518**	**1,689**
Minimum VaR in the quarter	**1,370**	**1,454**

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

24

Results by Region

Management Discussion & Analysis > Results by Region

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil).

- Our Operations in Brazil[1] represented 93.8% of the recurring managerial result in the quarter.
- In Latin America operations, ROE increased by 2.5 p.p. compared to the previous quarter and closed the third quarter of 2026 at 14.8%.

Brazil[1] (in R$ million, end of period)

	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Operating Revenues	**45,296**	**44,249**	**2.4%**	**42,852**	**5.7%**	**132,678**	**125,794**	**5.5%**
Managerial Financial Margin	31,845	30,749	3.6%	29,295	8.7%	92,229	86,437	6.7%
Financial margin with clients	30,385	29,584	2.7%	28,304	7.4%	88,542	83,418	6.1%
Financial margin with the Market	1,460	1,165	25.3%	991	47.3%	3,688	3,019	22.1%
Commissions and Fees	10,020	10,097	-0.8%	10,185	-1.6%	30,168	29,877	1.0%
Revenues from Insurance [2]	3,432	3,403	0.8%	3,372	1.8%	10,280	9,481	8.4%
Cost of Credit	**(9,860)**	**(9,545)**	**3.3%**	**(8,919)**	**10.5%**	**(28,823)**	**(26,491)**	**8.8%**
Expected loss expenses	(9,923)	(9,800)	1.3%	(9,166)	8.3%	(29,345)	(26,774)	9.6%
Discounts Granted	(1,215)	(1,111)	9.4%	(962)	26.3%	(3,233)	(3,184)	1.5%
Recovery of Loans Written Off as Losses	1,278	1,366	-6.4%	1,209	5.8%	3,754	3,467	8.3%
Retained Claims	**(471)**	**(420)**	**12.1%**	**(442)**	**6.5%**	**(1,349)**	**(1,212)**	**11.3%**
Other Operating Expenses	**(17,890)**	**(17,389)**	**2.9%**	**(17,440)**	**2.6%**	**(51,908)**	**(50,269)**	**3.3%**
Non-interest expenses	(14,971)	(14,566)	2.8%	(14,753)	1.5%	(43,525)	(42,172)	3.2%
Tax Expenses and Other [3]	(2,919)	(2,824)	3.4%	(2,687)	8.6%	(8,383)	(8,097)	3.5%
Income before Tax and Minority Interests	**17,075**	**16,894**	**1.1%**	**16,050**	**6.4%**	**50,598**	**47,822**	**5.8%**
Income Tax and Social Contribution	**(5,124)**	**(4,994)**	**2.6%**	**(4,851)**	**5.6%**	**(15,001)**	**(15,119)**	**-0.8%**
Minority Interests in Subsidiaries	**(122)**	**(167)**	**-26.8%**	**(120)**	**1.7%**	**(413)**	**(395)**	**4.5%**
Recurring Managerial Result	**11,829**	**11,733**	**0.8%**	**11,079**	**6.8%**	**35,184**	**32,308**	**8.9%**
Share	**93.8%**	**94.6%**	**-0.8 p.p.**	**93.3%**	**0.5 p.p.**	**94.3%**	**93.6%**	**0.7 p.p.**
Return on Average Equity - Annualized [4]	**24.5%**	**25.7%**	**- 1.2 p.p.**	**24.2%**	**0.4 p.p.**	**25.4%**	**23.9%**	**1.5 p.p.**

Latin America (in R$ million, end of period)

	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Operating Revenues	**3,856**	**3,736**	**3.2%**	**3,753**	**2.7%**	**11,281**	**11,433**	**-1.3%**
Managerial Financial Margin	2,766	2,739	1.0%	2,822	-2.0%	8,195	8,608	-4.8%
Financial margin with clients	2,901	2,973	-2.4%	2,911	-0.3%	8,806	8,944	-1.5%
Financial margin with the Market	(135)	(234)	-42.2%	(89)	52.1%	(611)	(336)	82.0%
Commissions and Fees	1,028	931	10.4%	877	17.2%	2,901	2,702	7.3%
Revenues from Insurance [2]	62	66	-5.7%	54	14.6%	186	122	52.4%
Cost of Credit	**(555)**	**(594)**	**-6.5%**	**(528)**	**5.2%**	**(1,683)**	**(1,923)**	**-12.5%**
Expected loss expenses	(796)	(679)	17.2%	(613)	29.8%	(2,095)	(2,164)	-3.2%
Discounts Granted	(45)	(36)	25.5%	(54)	-16.2%	(124)	(152)	-18.9%
Recovery of Loans Written Off as Losses	286	122	134.8%	139	105.3%	535	393	36.2%
Retained Claims	**(8)**	**12**	**-162.8%**	**(6)**	**20.5%**	**(8)**	**(11)**	**-29.9%**
Other Operating Expenses	**(2,220)**	**(2,221)**	**0.0%**	**(2,134)**	**4.0%**	**(6,687)**	**(6,475)**	**3.3%**
Non-interest expenses	(2,159)	(2,162)	-0.1%	(2,097)	2.9%	(6,520)	(6,347)	2.7%
Tax Expenses and Other [3]	(61)	(59)	3.8%	(37)	65.2%	(168)	(128)	31.4%
Income before Tax and Minority Interests	**1,073**	**933**	**14.9%**	**1,085**	**-1.1%**	**2,903**	**3,023**	**-4.0%**
Income Tax and Social Contribution	**(68)**	**(49)**	**37.3%**	**(100)**	**-32.3%**	**(173)**	**(284)**	**-38.9%**
Minority Interests in Subsidiaries	**(217)**	**(210)**	**3.3%**	**(187)**	**16.0%**	**(608)**	**(533)**	**14.1%**
Recurring Managerial Result	**788**	**674**	**17.0%**	**797**	**-1.2%**	**2,121**	**2,206**	**-3.8%**
Share	**6.2%**	**5.4%**	**0.8 p.p.**	**6.7%**	**-0.5 p.p.**	**5.7%**	**6.4%**	**- 0.7 p.p.**
Return on Average Equity - Annualized [4]	**14.8%**	**12.3%**	**2.5 p.p.**	**15.5%**	**- 0.6 p.p.**	**13.1%**	**14.2%**	**- 1.1 p.p.**

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims. (3) Includes Tax Expenses (ISS, PIS, COFINS and other). (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Main foreign exchange variations compared to the Brazilian Real (BRL) - September, 2026

BRL vs. U.S. Dollar
R$5.181
- + 0.1% vs. Jun-26
- - 2.6% vs. Sep-25

Colombian Peso vs. BRL
641.44
- - 3.2% vs. Jun-26
- - 13.2% vs. Sep-25

Uruguayan Peso vs. BRL
7.76
- stable vs. Jun-26
- + 3.6 % vs. Sep-25

Chilean Peso vs. BRL
188.01
- + 5.5% vs. Jun-26
- + 4.0% vs. Sep-25

Paraguayan Guarani vs. BRL
1,127
- - 3.9% vs. Jun-26
- - 14.8% vs. Sep-25

25

Results by Business Segment

Management Discussion & Analysis > Results by Business Segment

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail Business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The recurring managerial result decreased by 5.0% in the quarter. This movement was driven by: (i) the higher cost of credit, due to higher expected loss expenses, an increase in discounts granted and lower recovery of loans written off as losses; and (ii) higher non-interest expenses, mainly personnel expenses, due to the collective wage agreement, with a 4.6% salary adjustment as of September 2026, in addition to higher technology expenses. These effects were partially offset by increases in: (i) financial margin with clients, due to the higher average credit volume, mainly in payroll loans and government programs; (ii) commissions and fees, especially due to higher gains from card-issuing activities, driven by greater efficiency in the management of the rewards program and the increase in credit card transaction volume, in addition to higher asset management fees, both from funds and *consórcios*; and (iii) the growth in pension plan revenues, due to the higher balance under management.

Retail - Recurring Managerial Result

R$5.2 bn

-5.0% 3Q26 x 2Q26

+10.7% 3Q26 x 3Q25

Compared to the third quarter of 2025, the recurring managerial result increased by 10.7%, mainly due to increases in: (i) financial margin with clients, due to the higher average credit volume, mainly in mortgage loans, payroll loans and government programs; (ii) commissions and fees, due to the higher credit card transaction volume from card-issuing activities, and the increase in asset management fees, driven by the higher balance under fund management, in addition to *consórcios*; and (iii) insurance revenues, due to the increase in earned premiums.

In R$ million	3Q26	2Q26	Δ	3Q25	Δ
Operating Revenues	**30,686**	**30,243**	**1.5%**	**28,609**	**7.3%**
Managerial Financial Margin	20,451	20,251	1.0%	18,797	8.8%
Commissions and Fees	6,958	6,825	2.0%	6,704	3.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	3,276	3,168	3.4%	3,108	5.4%
Cost of Credit	**(9,114)**	**(8,630)**	**5.6%**	**(8,315)**	**9.6%**
Retained Claims	**(471)**	**(415)**	**13.5%**	**(440)**	**7.0%**
Other Operating Expenses	**(13,817)**	**(13,466)**	**2.6%**	**(13,209)**	**4.6%**
Income before Tax and Minority Interests	**7,285**	**7,732**	**-5.8%**	**6,645**	**9.6%**
Income Tax and Social Contribution	**(1,966)**	**(2,096)**	**-6.2%**	**(1,832)**	**7.3%**
Minority Interests in Subsidiaries	**(100)**	**(146)**	**-31.4%**	**(97)**	**2.5%**
Recurring Managerial Result	**5,218**	**5,491**	**-5.0%**	**4,716**	**10.7%**
Recurring Return on Average Allocated Capital	**25.5%**	**27.4%**	**-1.9 p.p.**	**26.1%**	**-0.6 p.p.**
Efficiency Ratio (ER)	**41.8%**	**41.2%**	**0.6 p.p.**	**43.3%**	**-1.5 p.p.**

Loan Portfolio

In R$ billion

Sep-26

R$634.1 billion

+3.3% x Jun-26

+12.2% x Sep-25


565.3
592.3
599.7
613.9
634.1
Sep-25
Dec-25
Mar-26
Jun-26
Sep-26

26

Results by Business Segment

Management Discussion & Analysis > Results by Business Segment

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The recurring managerial result increased 1.1% in the quarter. The increase was due to: (i) the lower cost of credit, as a result of the lower expected loss expenses and the higher recovery of loans written off as losses; and (ii) the higher financial margin with clients, due to higher results from foreign exchange and derivative transactions and structured operations. These effects were partially offset by the decrease in commissions and fees, due to lower gains from investment banking, mainly in fixed income.

Compared to the third quarter of 2025, the recurring managerial result decreased 4.6%, mainly due to: (i) the lower financial margin with clients, due to spread compression in the segment; and (ii) the decrease in commissions and fees, due to lower gains from investment banking, mainly in fixed income. The cost of credit also increased, due to higher expected loss expenses and the increase in discounts granted, partially offset by the higher recovery of loans written off as losses.

Wholesale - Recurring Managerial Result

R$5.7 bn

+1.1% 3Q26 x 2Q26

-4.6% 3Q26 x 3Q25

In R$ million	3Q26	2Q26	Δ	3Q25	Δ
Operating Revenues	15,244	15,225	0.1%	15,662	-2.7%
Managerial Financial Margin	11,095	10,969	1.2%	11,210	-1.0%
Commissions and Fees	3,940	4,037	-2.4%	4,252	-7.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	208	219	-4.9%	199	4.5%
Cost of Credit	(1,302)	(1,508)	-13.7%	(1,133)	14.9%
Retained Claims	(8)	6	-	(9)	-8.5%
Other Operating Expenses	(5,625)	(5,533)	1.7%	(5,664)	-0.7%
Income before Tax and Minority Interests	8,309	8,190	1.4%	8,856	-6.2%
Income Tax and Social Contribution	(2,418)	(2,359)	2.5%	(2,704)	-10.6%
Minority Interests in Subsidiaries	(212)	(218)	-2.3%	(200)	6.4%
Recurring Managerial Result	5,678	5,614	1.1%	5,952	-4.6%
Recurring Managerial Return on Average Allocated Capital	27.4%	27.4%	0.0 p.p.	29.7%	-2.3 p.p.
Efficiency Ratio (ER)	33.8%	33.3%	0.5 p.p.	32.8%	1.0 p.p.

Loan Portfolio

In R$ billion

Sep-26

R$764.9 billion

-0.1% x Jun-26

+7.3% x Sep-25

Wholesale Business - Brazil

Below we present the figures for the Wholesale Business in Brazil, which are included in the income statement for the Wholesale Business, above.

In R$ million	3Q26	2Q26	Δ	3Q25	Δ
Operating Revenues	11,253	11,255	0.0%	11,820	-4.8%
Cost of Credit	(746)	(915)	-18.4%	(605)	23.4%
Recurring Managerial Result	4,816	4,811	0.1%	5,105	-5.7%
Recurring Managerial Return on Average Allocated Capital	32.1%	32.6%	-0.5 p.p.	35.0%	-2.9 p.p.
Efficiency Ratio (ER)	26.0%	25.2%	0.8 p.p.	25.2%	0.8 p.p.

Loan Portfolio

In R$ billion

Sep-26

R$547.2 billion

+1.5% x Jun-26

+8.4% x Sep-25

Activities with the Market + Corporation

This includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale Business.

In R$ million	3Q26	2Q26	Δ	3Q25	Δ
Operating Revenues	3,222	2,517	28.0%	2,334	38.0%
Managerial Financial Margin	3,064	2,269	35.1%	2,111	45.2%
Commissions and Fees	149	166	-10.1%	105	41.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims	9	82	-89.0%	118	-92.3%
Other Operating Expenses	(668)	(612)	9.2%	(700)	-4.6%
Income before Tax and Minority Interests	2,554	1,905	34.1%	1,634	56.3%
Income Tax and Social Contribution	(807)	(589)	37.0%	(415)	94.6%
Minority Interests in Subsidiaries	(27)	(14)	90.2%	(10)	164.8%
Recurring Managerial Result	1,720	1,302	32.1%	1,209	42.3%
Recurring Return on Average Allocated Capital	13.9%	12.4%	1.5 p.p.	9.3%	4.6 p.p.
Efficiency Ratio (ER)	15.2%	19.2%	-4.0 p.p.	24.5%	-9.3 p.p.

27

Global Footprint

We present the countries, activities* and total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



Argentina[1] | Bahamas | Brazil | Chile | Colombia[2] | Spain | United States of America | France | Cayman Island |
England | Luxemburg | Mexico | Panamá[2] | Paraguay | Peru | Portugal | Switzerland | Uruguay

*Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina. (2) On December 22, 2025, we announced the agreement for the sale of the Retail operations in Colombia and Panama to Banco de Bogotá, completed on July 31, 2026.

Main Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,348	4,586	1,402	1,255	8,591	669	89,610
Branches & CSBs	21	126	29	28	204	-	2,180
ATMs[4]	65	133	265	-	463	-	11,355

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service and started to incorporate Handy employees as of 1Q26; (2) Includes employees, branches and CSBs in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay); 4) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

Highlights of Latin America in nominal currency, using the managerial concept.

In R$ million (in nominal currency)	Itaú Chile			Itaú Paraguay			Itaú Uruguay		
	3Q26	2Q26	Δ	3Q26	2Q26	Δ	3Q26	2Q26	Δ
Operating Revenues	2,022	2,033	-0.6%	618	591	4.6%	1,152	1,054	9.3%
Managerial Financial Margin	1,588	1,627	-2.4%	427	409	4.4%	729	665	9.5%
Financial Margin with Clients	1,827	1,915	-4.6%	387	369	4.9%	665	648	2.7%
Financial Margin with the Market	(239)	(288)	-17.0%	40	40	-0.9%	63	17	270.9%
Commissions and Fees	434	406	6.9%	129	116	11.3%	423	388	8.9%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	62	66	-5.8%	-	-	-
Cost of Credit	(371)	(379)	-2.0%	(96)	(124)	-22.3%	(87)	(93)	-6.1%
Expected Loss Expenses	(595)	(481)	23.7%	(125)	(136)	-8.0%	(75)	(64)	17.3%
Discounts Granted	(18)	(1)	1757.6%	-	(3)	-	(27)	(33)	-16.1%
Recovery of Loans Written Off as Losses	243	104	133.6%	29	14	99.0%	15	4	306.7%
Retained Claims	-	-	-	(8)	12	-	-	-	-
Other Operating Expenses	(1,367)	(1,392)	-1.8%	(264)	(275)	-4.2%	(568)	(540)	5.1%
Non-Interest Expenses	(1,317)	(1,349)	-2.4%	(254)	(262)	-3.1%	(567)	(538)	5.3%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(50)	(43)	16.2%	(9)	(13)	-27.6%	(1)	(2)	-
Income before Tax and Minority Interests	284	262	8.2%	250	204	22.8%	497	421	18.1%
Income Tax and Social Contribution	136	119	14.3%	(59)	(43)	36.1%	(136)	(114)	19.7%
Minority Interests in Subsidiaries [1]	(217)	(210)	3.3%	-	-	-	-	-	-
Recurring Net Income	203	171	18.5%	192	161	19.2%	361	307	17.5%
Return on Average Equity - Annualized	6.1%	4.8%	1.3 p.p.	25.2%	21.5%	3.7 p.p.	37.1%	34.1%	3.0 p.p.
Efficiency Ratio	66.8%	67.8%	-1.0 p.p.	42.3%	44.5%	-2.1 p.p.	49.2%	51.2%	-1.9 p.p.

Note: Starting in 4Q25, we began reporting Latin America results by country using nominal currency. (1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Itaú Chile

- Improvement in the margin with the market due to the recovery in the trading desk's performance;
- Higher comissions and fees, benefited by effects associated with credit card operating expenses, as well as higher revenues in the corporate segment in Colombia;
- Lower expenses, mainly due to the sale of the Retail operation in Colombia, in addition to lower personnel and technology expenses.

Itaú Paraguay

- Higher fees from disbursements and insurance premiums, impacting commissions and fees and result from insurance operations;
- Review of technical provisions for claims in the second quarter of 2026;
- Lower expenses related to donations to foundations and marketing operations.

Itaú Uruguay

- Higher result from offshore derivatives and local currency positions;
- Higher fees from credit cards, insurance and loans;
- Higher expenses related to personnel and credit card operations.

Additional Information

29

Comparison between BRGAAP[1] and IFRS

Management Discussion & Analysis > Comparison between BRGAAP and IFRS

Disclosure of results for the third quarter of 2026, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete financial statements under IFRS for the third quarter of 2026 are available at our website:

www.itau.com.br/investor-relations.

R$ million

Balance Sheet

	BRGAAP	Adjustments and Reclassifications[2]	IFRS	BRGAAP	Adjustments and Reclassifications[2]	IFRS
		Sep/30/2026			Dec/31/2025	
Total Assets	**3,347,787**	**(23,796)**	**3,323,991**	**3,096,277**	**(30,108)**	**3,066,169**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3]	2,311,855	19,400	2,331,255	2,133,423	(4,542)	2,128,881
(-) Provision for Expected Loss at Amortized Cost	(52,087)	2,293	(49,794)	(51,660)	2,591	(49,069)
Financial Assets at Fair Value Through Other Comprehensive Income	161,481	(17,089)	144,392	160,421	(27,468)	132,953
(-) Expected Loss at Fair Value Through Other Comprehensive Income	(473)	-	(473)	(480)	-	(480)
Financial Assets at Fair Value Through Profit or Loss [3]	761,375	(24,209)	737,166	705,696	(326)	705,370
Insurance Contracts	-	427	427	-	212	212
Tax Assets [4]	98,002	(12,817)	85,185	92,810	(13,707)	79,103
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	67,634	8,199	75,833	56,067	13,132	69,199
Total Liabilities	**3,118,892**	**(34,163)**	**3,084,729**	**2,890,647**	**(39,554)**	**2,851,093**
Financial Liabilities at Amortized Cost [3]	2,516,760	(17,863)	2,498,897	2,377,910	(25,380)	2,352,530
Financial Liabilities at Fair Value Through Profit or Loss [3]	103,849	1,986	105,835	69,970	(172)	69,798
Provision for Expected Loss (Loan Commitments and Financial Guarantees)	2,490	1	2,491	1,794	(1)	1,793
Insurance and Private Pension Contracts	391,720	(4,531)	387,189	355,779	(2,526)	353,253
Provisions	18,327	-	18,327	17,791	-	17,791
Tax Liabilities [4]	22,234	(8,961)	13,273	21,970	(10,388)	11,582
Other Liabilities	63,512	(4,795)	58,717	45,433	(1,087)	44,346
Total Stockholders' Equity	**228,895**	**10,367**	**239,262**	**205,630**	**9,446**	**215,076**
Non-controlling Interests	9,001	991	9,992	9,484	1,091	10,575
Total Controlling Stockholders' Equity [5]	219,894	9,376	229,270	196,146	8,355	204,501

(1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

(2) Resulting from reclassifications of assets and liabilities and other effects of IFRS standards, detailed in the Stockholders' Equity reconciliation table;

(3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

(4) Difference in accounting, particularly deferred taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

(5) Reconciliation of Controlling Stockholders' Equity is presented in the following table.

30

Comparison between BRGAAP[1] and IFRS

Management Discussion & Analysis > Comparison between BRGAAP and IFRS

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of the major adjustments.

R$ million

Reconciliation

	Stockholders Equity*	Result*				
	Sep/30/2026	3Q26	2Q26	3Q25	9M26	9M25
BRGAAP - Values Attributable to Controlling Stockholders	**219,894**	**12,164**	**12,181**	**11,561**	**36,284**	**33,733**
(a) Expected credit loss - Loan and lease operations and other financial assets	1,459	105	(133)	166	(53)	546
(b) Classification of financial assets	139	-	(2)	(103)	(28)	1,075
(c) Write-off of financial assets	-	-	-	-	-	(1,453)
(d) Recognition of goodwill	6,145	96	117	163	265	512
(e) Derivatives used as hedge instruments	602	(176)	(261)	(198)	(692)	(1,120)
Other	1,031	37	77	(283)	67	(344)
IFRS - Values Attributable to Controlling Stockholders	**229,270**	**12,227**	**11,979**	**11,306**	**35,842**	**32,950**
IFRS - Values Attributable to Minority Stockholders	9,992	43	345	294	627	755
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**239,262**	**12,270**	**12,324**	**11,600**	**36,469**	**33,705**

*Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) Regulatory differences in BRGAAP for calculation of expected credit loss, such as minimum threshold for transactions past due for over 90 days and for renegotiations of loans that were written off.[6]

(b) Difference in the classification of financial assets between BRGAAP and IFRS, which have impacts on the measurement of these instruments when recognized at fair value.

(c) In 2025, there was equalization in the estimate of write-off of financial assets, generating an effect on income in IFRS.

(d) Regulatory difference in BRGAAP, which requires the amortization of goodwill for the term established in an external report for the return of future profitability and, in IFRS, there is no amortization of goodwill.

(e) Regulatory differences in the designation of accounting hedge structures between BRGAAP and IFRS.

(6) More details in the Financial Statements for January to September, 2026.

Glossary

31

Management Discussion & Analysis > Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage by Stage
Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of Expected Loss Expenses, Discounts Granted and Recovery of Loans Written of as Losses.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from the treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes the treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360 days) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Commissions and Fees and Insurance

Underwriting Margin
The sum of earned premiums, retained claims.

Combined Ratio
The sum of retained claims, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

32 Loan-to-Value Ratio of the financing amount to the va- lue of the underlying collateral. Credit Portfolio Funding Loan Portfolio over Gross Funding Obtained by dividing Loans by Gross Fun- ding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period. Cash Includes cash, bank deposits of instituti- ons without reserve requirements, fo- reign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency. Capital, Liquidity and Market Indicators Value at Risk (VaR) A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolida- ted VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical peri- od of four years (1,000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility- weighted or not, and the final VaR is whi- chever of the two methodologies is the most restrictive. Common Equity Tier I The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments. Additional Tier I Capital Consists of instruments of a perpetual nature, which meet the eligibility require- ments. Tier I Capital The sum of the Common Equity Tier I and the Additional Tier I Capital. Tier II Capital Consists of subordinated debt instru- ments with defined maturity dates that meet the eligibility requirements. Total Capital The sum of the Tier I and Tier II Capital. Total Risk Weighted Assets Consists of the sum of the portions rela- ted to the credit risk exposur (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capi- tal requirement (RWAOPAD). Results by Business Segment Retail Business Consists of the offering of banking pro- ducts and services to both current ac- count and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insu- rance, pension plan and premium bond products, and acquiring services, among others. Wholesale Business Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and servi- ces offered to high-net-worth clients (Private Banking), middle market compa- nies and institutional clients. Activities with the Market + Corporation The Activities with the Market + Corpora- tion column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each seg- ment and our interest in Porto Seguro. Our Shares Book Value per Share Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares. Glossary Management Discussion & Analysis > Glossary

33

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Condensed Parent Company and Consolidated Financial Statements in BRGAAP Third quarter of 2026

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43

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles

Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal

Ana Lúcia de Mattos Barretto Villela

Candido Botelho Bracher

Cesar Nivaldo Gon

Fabricio Bloisi Rocha

João Moreira Salles

Marcos Marinho Lutz

Maria Helena dos Santos Fernandes de Santana

Paulo Antunes Veras

Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros

Antonio Francisco de Lima Neto

Fernando Barçante Tostes Malta

Luciana Pires Dias

Maria Elena Cardoso Figueira

FISCAL COUNCIL

Chairman

Eduardo Hiroyuki Miyaki

Members

Cláudio José Coutinho Arromatte

Marcelo Maia Tavares de Araújo

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

André Luís Teixeira Rodrigues

Carlos Fernando Rossi Constantini

Carlos Orestes Vanzo

Flávio Augusto Aguiar de Souza

Gabriel Amado de Moura

José Virgílio Vita Neto

Matias Granata

Pedro Paulo Giubbina Lorenzini

Ricardo Ribeiro Mandacaru Guerra

Sergio Guillinet Fajerman

Officers

Adriano Cabral Volpini

Albano Manoel Almeida

Álvaro Felipe Rizzi Rodrigues

Andre Balestrin Cestare

André Maurício Geraldes Martins

Carlos Eduardo de Almeida Mazzei

Cristiano Guimarães Duarte

Daniel Menezes Santana

Daniel Sposito Pastore

Daniela Pereira Bottai

Emerson Macedo Bortoloto

Eric André Altafim

Felipe Piccoli Aversa

Felipe Xavier Minhoto Tambelini

Flavio Ribeiro Iglesias

Guilherme Barros Leite de Albuquerque Maranhão

Gustavo Lopes Rodrigues (1)

José Geraldo Franco Ortiz Junior

Juliana Mozachi Sandri (2)

Lineu Carlos Ferraz de Andrade

Luciana Nicola

Maira Blini de Carvalho

Marcia Kinsch de Lima

Mário Newton Nazareth Miguel

Mayara Arci Rezeck

Nuno Filipe Bonito Monteiro

Paulo Sergio Miron

Pedro Henrique Moreira Ribeiro

Rafael Vietti da Fonseca

Renato Barbosa do Nascimento

Renato Giongo Vichi

Renato Lulia Jacob

Ricardo Nuno Delgado Gonçalves

Rita Rodrigues Ferreira de Carvalho

Rodrigo Andre Leiras Carneiro

Rubens Fogli Netto

Tatiana Grecco

Vinícius Santana (3)

1) Group Head of Investor Relations.
2) Elected at the Meeting of the Board of Directors on 10/29/2026, in phase of approval by BACEN.
3) Officer's withdraw recorded on 10/29/2026.

Accountant

Fabiana Palazzo Barbosa

CRC 1SP251437/O-4

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

44

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Albano Manoel Almeida
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Ana Paula Nunes Cerchiari Almeida
Andre Balestrin Cestare
Andre Barreto Palma
André Fialho Tsutsui
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomanno Fernandes
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Eduardo Revite Truffa
Cassio Martini Martins Pereira
Cintia Carbonieri Fleury de Camargo
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Menezes Santana
Daniel Moretto Bucheb
Daniel Nascimento Goretti
Daniel Sonder
Daniel Sposito Pastore
Danillo Paulo Couto
Davi Faleiros Franco da Rocha
Davi Ferreira Caixe
Diogo Abry Guillen
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Augusto Rodrigues Cintra Zagatti
Fabio Horta Motta Marques da Costa
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Felipe Xavier Minhoto Tambelini
Fernando Cesar Ferreira Campos
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flávia Davoli
Flavio Ribeiro Iglesias
Francis Roberto Gallo

Officers (continued)

Gabriel Brabo de Bernardes
Gabriel Guedes Pinto Teixeira
Gabriela Figueiredo Denadai
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Gustavo Nobuaki Aoki
Haroldo Coutinho de Lucena Neto
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Juliana Improta Cury Simon
Juliana Mozachi Sandri (1)
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luciana Santos Ferreira Dahia
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcos Paulo Coelho
Marcos Zani Della Manna
Maria Estela Castanheira Saab Caiuby Novaes
Mariana Mauriz Rodrigues
Mário Lúcio Gurgel Pires
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Michel Cury Chain
Milena de Castilho Lefon Martins
Nuno Filipe Bonito Monteiro
Pamela Vaiano
Paola Archibusacci Sarkis
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Frade Rodrigues
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Rafael Bastos Heringer
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renata Lorenz Rodrigues
Renato Cesar Mansur
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Robson Mitsuo Santos Harada (1)
Rodrigo Andre Leiras Carneiro
Rodrigo Gualano Luiz
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Sérgio Mychkis Goldstein
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Capucci Macruz
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli (2)
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinícius Santana
Virgínia Costa Bonfante (1)

1) Elected at the Meeting of the Board of Directors on 10/29/2026, in phase of approval by BACEN.
2) Officer's withdraw recorded on 10/29/2026.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 45

Itaú Unibanco Holding S.A.

Condensed Consolidated Balance Sheet

(In millions of reais)

Assets	Note	09/30/2026	12/31/2025
Current and non-current assets		3,309,798	3,061,050
Cash		34,263	37,144
Interbank investments	2c IV, 4	411,020	340,388
Securities purchased under agreements to resell		344,486	269,780
Interbank deposits		60,493	65,544
Assets guaranteeing technical provisions	10b	6,061	5,093
(Provision for expected credit loss)		(20)	(29)
Securities	2c IV, 5	975,270	925,416
Own portfolio		326,221	355,614
Restricted		261,190	215,242
Assets guaranteeing technical provisions	10b	388,647	355,296
(Provision for expected credit loss)		(788)	(736)
Derivatives	2c IV, 6	110,849	73,311
Operations with credit granting characteristics	8	1,258,085	1,229,943
Loan, lease and other credit operations	2c IV, 2c VII	1,099,846	1,084,014
Securities	2c IV	210,235	197,424
(Provision for expected credit loss)	2c IV	(51,996)	(51,495)
Interbank and interbranch accounts		314,011	282,008
Current and deferred tax assets		98,214	92,994
Current tax assets		18,666	18,669
Deferred tax assets	20b I	79,548	74,325
Other assets	9a	108,086	79,846
Permanent assets		37,989	35,227
Investments	2c VI	9,140	9,047
Associates and joint ventures		9,003	8,949
Other investments		137	98
Fixed assets	2c VIII, 2c X, 14	10,138	9,595
Real estate		10,197	9,941
Other fixed assets		17,156	16,299
(Accumulated depreciation)		(17,215)	(16,645)
Goodwill and Intangible assets	2c IX, 2c X, 15	18,711	16,585
Goodwill		605	718
Intangible assets		58,178	52,697
(Accumulated amortization)		(40,072)	(36,830)
Total assets		3,347,787	3,096,277

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 46

Itaú Unibanco Holding S.A.

Condensed Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2026	12/31/2025
Current and non-current liabilities		3,118,892	2,890,647
Deposits	2c IV, 16b	1,162,322	1,114,482
Demand deposits		131,299	135,383
Savings deposits		169,378	177,305
Interbank deposits		5,723	11,530
Time deposits		854,088	789,643
Other deposits		1,834	621
Securities sold under repurchase agreements	2c IV, 16c	503,578	456,158
Own portfolio		238,899	201,610
Third-party portfolio		166,350	176,043
Free portfolio		98,329	78,505
Debt instruments	2c IV, 16d	434,435	415,630
Funds from issues		276,879	265,486
Foreign loans through securities		77,994	76,420
Funding from structured operations certificates		29,282	25,577
Debt instruments with subordination clauses	16d III	50,280	48,147
Borrowing and onlending	2c IV, 16e	143,083	147,164
Borrowing		111,801	116,496
Onlending		31,282	30,668
Derivatives	2c IV, 6	102,691	69,899
Interbank and interbranch accounts		116,452	109,961
Provisions for financial guarantees, credit commitments and credits to be released	8a, 8c	2,490	1,794
Technical provision for insurance, pension plan and premium bonds	2c XI, 10a	396,799	360,617
Other provisions	2c XII, 11b	16,460	15,849
Current and deferred tax liabilities		24,101	23,941
Current tax liabilities	20c	16,045	15,327
Deferred tax liabilities	20b II	8,056	8,614
Other liabilities	9b	216,481	175,152
Total stockholders' equity of controlling shareholders	18	219,894	196,146
Capital		136,910	136,910
Capital reserves		2,338	2,873
Profit reserves		83,896	57,531
Other comprehensive income	2c IV	(3,017)	(1,155)
(Treasury shares)		(233)	(13)
Non-controlling interests	18e	9,001	9,484
Total stockholders' equity		228,895	205,630
Total liabilities and stockholders' equity		3,347,787	3,096,277

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 47

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2026	01/01 to 09/30/2025
Income related to financial operations	23	293,326	251,955
Operations with credit granting characteristics		136,876	127,973
Securities, derivatives and other		107,119	79,276
Financial income from assets guaranteeing technical provisions		34,540	32,086
Compulsory deposits		14,791	12,620
Expenses related to financial operations	23	(202,503)	(168,402)
Deposits and securities sold under repurchase agreements		(162,212)	(141,735)
Debt instruments		(2,810)	(2,129)
Borrowing and onlending		(4,012)	6,426
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(33,469)	(30,964)
Income related to financial operations before expected credit loss		90,823	83,553
Result of expected credit loss	23	(27,399)	(23,808)
Expenses for provision for expected credit loss		(31,626)	(27,522)
Income related to recovery of financial assets written off as loss		4,227	3,714
Gross income related to financial operations		63,424	59,745
Other operating revenues / (expenses)		(20,162)	(19,850)
Commissions and banking fees	24	37,751	35,853
Result from insurance, pension plan and premium bonds operations		5,549	5,178
Personnel expenses	25	(26,748)	(25,196)
Other administrative expenses	25	(20,833)	(20,303)
Other provisions expenses	11b	(3,587)	(2,747)
Provision for civil lawsuits		(1,020)	(912)
Provision for labor claims		(2,626)	(2,638)
Provision for tax and social security obligations and other risks		59	803
Tax expenses	2c XIII, 20a II	(8,938)	(8,516)
Equity in earnings of associates, joint ventures and other investments		2,386	1,071
Other operating revenues		2,875	2,394
Other operating expenses	25	(8,617)	(7,584)
Operating income		43,262	39,895
Non-operating income		384	264
Income before taxes on income and profit sharing		43,646	40,159
Income tax and social contribution	2c XIII, 20a I	(6,412)	(5,398)
Due on operations for the period		(11,959)	(11,335)
Related to temporary differences		5,547	5,937
Profit sharing, net of taxes - Management members - Statutory	19b	(348)	(315)
Non-controlling interests	18e	(602)	(713)
Net income		36,284	33,733
Earnings per share - Basic	21		
Common		3.29	3.04
Preferred		3.29	3.04
Earnings per share - Diluted	21		
Common		3.26	3.01
Preferred		3.26	3.01
Weighted average number of outstanding shares - Basic	21		
Common		5,617,742,977	5,617,742,977
Preferred		5,404,514,878	5,472,202,581
Weighted average number of outstanding shares - Diluted	21		
Common		5,617,742,977	5,617,742,977
Preferred		5,511,218,064	5,583,943,656

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 48

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 09/30/2026 01/01 to 09/30/2025 Consolidated net income 36,886 34,446 Financial assets at fair value through other comprehensive income 5c (642) 1,189 Change in fair value 133 (2,240) Tax effect (81) 1,890 (Gains) / losses transferred to income (1,261) 2,799 Tax effect 567 (1,260) Hedge 1,137 1,554 Cash flow hedge 7b 75 122 Change in fair value 189 234 Tax effect (114) (112) Hedge of net investment in foreign operation 7c 1,062 1,432 Change in fair value 2,008 2,751 Tax effect (946) (1,319) Remeasurements of liabilities for post-employment benefits (1) (19) (13) Remeasurements 22 (31) (24) Tax effect 12 11 Foreign exchange variation in foreign investments (2,344) (5,867) Other 6 9 Other comprehensive income of non-controlling interests (361) (643) Total consolidated other comprehensive income (2,223) (3,771) Total consolidated comprehensive income 34,663 30,675 Comprehensive income attributable to the owners of the parent company 34,422 30,605 Comprehensive income attributable to non-controlling interests 241 70 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 49

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Attributed to owners of the parent company													
						Other comprehensive income							Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
		Capital	Treasury shares	Capital reserves	Profit reserves	Fair value through other comprehensive income adjustments (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Other	Retained earnings			
Total - 01/01/2025		90,729	(909)	2,729	110,400	(835)	259	(1,959)	10,994	(8,703)	-	-	202,705	8,944	211,649
Transactions with owners		33,334	(913)	(132)	(33,334)	-	-	-	-	-	-	-	(1,045)	-	(1,045)
Acquisition of treasury shares	18	-	(1,894)	-	-	-	-	-	-	-	-	-	(1,894)	-	(1,894)
Result of delivery of treasury shares	18	-	981	(9)	-	-	-	-	-	-	-	-	972	-	972
Recognition of share-based payment plans		-	-	(123)	-	-	-	-	-	-	-	-	(123)	-	(123)
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-	-
Corporate reorganization	2c I, 3	-	-	-	84	-	-	-	-	-	-	-	84	-	84
Other		-	-	-	(229)	-	-	-	-	-	-	-	(229)	-	(229)
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	(12,229)	-	(12,229)
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	(3,260)	-	(3,260)
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	36	36	-	36
Total comprehensive income		-	-	-	-	1,189	-	(13)	(5,867)	1,554	9	33,733	30,605	70	30,675
Consolidated net income		-	-	-	-	-	-	-	-	-	-	33,733	33,733	713	34,446
Other comprehensive income		-	-	-	-	1,189	-	(13)	(5,867)	1,554	9	-	(3,128)	(643)	(3,771)
Appropriations:															
Legal reserve		-	-	-	1,701	-	-	-	-	-	-	(1,701)	-	-	-
Statutory reserves		-	-	-	22,565	-	-	-	-	-	-	(22,565)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(412)	(412)
Interest on capital		-	-	-	-	-	-	-	-	-	-	(9,503)	(9,503)	-	(9,503)
Total - 09/30/2025	18	124,063	(1,822)	2,597	85,698	354	259	(1,972)	5,127	(7,149)	9	-	207,164	8,602	215,766
Change in the period		33,334	(913)	(132)	(24,702)	1,189	-	(13)	(5,867)	1,554	9	-	4,459	(342)	4,117
Total - 01/01/2026		136,910	(13)	2,873	57,531	200	259	(1,964)	8,048	(7,700)	2	-	196,146	9,484	205,630
Transactions with owners		-	(220)	(535)	-	-	-	-	-	-	-	-	(755)	-	(755)
Acquisition of treasury shares	18	-	(1,760)	-	-	-	-	-	-	-	-	-	(1,760)	-	(1,760)
Result of delivery of treasury shares	18	-	1,540	(89)	-	-	-	-	-	-	-	-	1,451	-	1,451
Recognition of share-based payment plans		-	-	(446)	-	-	-	-	-	-	-	-	(446)	-	(446)
Corporate reorganization	2c I, 3	-	-	-	72	-	-	-	-	-	-	-	72	-	72
Other		-	-	-	68	-	-	-	-	-	-	-	68	-	68
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	54	54	-	54
Total comprehensive income		-	-	-	-	(642)	-	(19)	(2,344)	1,137	6	36,284	34,422	241	34,663
Consolidated net income		-	-	-	-	-	-	-	-	-	-	36,284	36,284	602	36,886
Other comprehensive income		-	-	-	-	(642)	-	(19)	(2,344)	1,137	6	-	(1,862)	(361)	(2,223)
Appropriations:															
Legal reserve		-	-	-	1,756	-	-	-	-	-	-	(1,756)	-	-	-
Statutory reserves		-	-	-	24,469	-	-	-	-	-	-	(24,469)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(724)	(724)
Interest on capital		-	-	-	-	-	-	-	-	-	-	(10,113)	(10,113)	-	(10,113)
Total - 09/30/2026	18	136,910	(233)	2,338	83,896	(442)	259	(1,983)	5,704	(6,563)	8	-	219,894	9,001	228,895
Change in the period		-	(220)	(535)	26,365	(642)	-	(19)	(2,344)	1,137	6	-	23,748	(483)	23,265

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 50

Itaú Unibanco Holding S.A.

Condensed Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2026	01/01 to 09/30/2025
Adjusted net income		74,284	90,857
Net income		36,284	33,733
Adjustments to net income:		38,000	57,124
Share-based payment		(97)	(99)
Effects of changes in exchange rates on cash and cash equivalents		3,947	5,958
Expected credit loss with financial instruments	23	31,626	27,522
Income from interest and foreign exchange variation from operations with subordinated debt		3,861	2,066
Change in technical provisions for insurance, pension plan and premium bonds		13,816	15,050
Depreciation and amortization		5,841	5,628
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	721	1,383
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	3,497	2,305
Revenue from update / charges on deposits in guarantee		(806)	(702)
Deferred taxes (excluding hedge tax effects)		(800)	(719)
Equity in earnings of associates, joint ventures and other investments		(2,386)	(1,071)
Income from foreign exchange of financial assets and income related to fair value through other comprehensive income		(9,745)	(3,044)
Income from foreign exchange and income related to amortized cost		(10,907)	(1,093)
Income from financial assets at fair value through other comprehensive income		(1,261)	2,799
Income from sale of investments and fixed assets		(286)	(175)
Income from non-controlling interests	18e	602	713
Other		377	603
Change in assets and liabilities		18,166	2,660
(Increase) / decrease in assets			
Interbank investments		(10,935)	27,999
Securities		(19,236)	(85,837)
Derivative (assets / liabilities)		(4,746)	(3,316)
Operations with credit granting characteristics		(59,768)	(29,462)
Central Bank of Brazil deposits		(16,561)	(3,494)
Interbank and interbranch accounts (assets / liabilities)		(8,951)	(3,587)
Tax assets		(4,420)	(4,622)
Other assets		(26,920)	4,422
(Decrease) / increase in liabilities			
Deposits		47,840	(15,179)
Securities sold under repurchase agreements		47,420	71,145
Debt instruments		16,672	14,150
Borrowing and onlending		(4,081)	(5,031)
Technical provision for insurance, pension plan and premium bonds		22,366	21,194
Tax liabilities		8,865	8,994
Other provisions and other liabilities		39,326	13,362
Payment of income tax and social contribution		(8,705)	(8,078)
Net cash provided by / (used in) operating activities		92,450	93,517
Dividends / Interest on capital received from associates and joint ventures		495	526
(Purchase) / Funds from sale of financial assets at fair value through other comprehensive income		9,311	(26,794)
(Purchase) / Funds from sale of financial assets at amortized cost		(18,643)	32,190
(Purchase) / Sale of investments		(42)	(110)
(Purchase) / Sale of fixed assets		(1,042)	(742)
(Purchase) / Sale and Termination of intangible asset agreements		(6,821)	(4,364)
Net cash provided by / (used in) investing activities		(16,742)	706
Raising of subordinated debt obligations		11,315	9,401
Redemption of subordinated debt obligations		(13,043)	(9,371)
Change in non-controlling interests		(361)	(643)
Acquisition of treasury shares		(1,760)	(1,894)
Result of delivery of treasury shares		1,102	948
Dividends / Interest on capital paid to non-controlling interests		(724)	(412)
Dividends / Interest on capital paid		(11,474)	(27,811)
Net cash provided by / (used in) financing activities		(14,945)	(29,782)
Net increase / (decrease) in cash and cash equivalents		60,763	64,441
Cash and cash equivalents at the beginning of the period		96,944	99,073
Effect of changes in exchange rates on cash and cash equivalents		(3,947)	(5,958)
Cash and cash equivalents at the end of the period	2c III	153,760	157,556
Cash		34,263	34,369
Interbank deposits		40,147	45,919
Securities purchased under agreements to resell - Collateral held		79,350	77,268

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 51

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Itaú Unibanco Holding S.A. Condensed Consolidated Statement of Added Value (In millions of reais) Note 01/01 to 09/30/2026 01/01 to 09/30/2025 Income 317,233 277,054 Financial operations 298,073 257,173 Commissions and banking fees 24 37,751 35,853 Income from insurance, pension plan and premium bonds operations 5,549 5,178 Expected credit loss with financial instruments 8 (27,399) (23,808) Other 3,259 2,658 Expenses (212,081) (176,095) Financial operations (202,503) (168,402) Other (9,578) (7,693) Inputs purchased from third parties (15,599) (15,075) Third-Party and financial system services, security, transportation and travel expenses 25 (6,226) (6,275) Other (9,373) (8,800) Data processing and telecommunications 25 (4,736) (4,347) Advertising, promotions and publication 25 (1,522) (1,353) Installations and materials (1,819) (1,804) Other (1,296) (1,296) Gross added value 89,553 85,884 Depreciation and amortization 25 (4,543) (4,493) Net added value produced by the company 85,010 81,391 Added value received through transfer - Result of equity method 2,386 1,071 Total added value to be distributed 87,396 82,462 Distribution of added value 87,396 82,462 Personnel 26,383 25,017 Direct compensation 21,010 19,566 Benefits 4,295 4,405 FGTS – government severance pay fund 1,078 1,046 Taxes, fees and contributions 23,436 22,264 Federal 22,044 20,900 Municipal 1,392 1,364 Return on third parties' capital - Rent 691 735 Return on capital 36,886 34,446 Dividends and interest on capital 10,113 9,503 Retained earnings attributable to owners of the parent company 26,171 24,230 Retained earnings attributable to non-controlling interests 602 713 The accompanying notes are an integral part of these financial statements. 52

ITAÚ UNIBANCO HOLDING S.A.

Condensed Balance Sheet

(In millions of reais)

Assets	Note	09/30/2026	12/31/2025
Current and non-current assets		283,887	278,360
Cash		985	1,340
Interbank investments	2c IV, 4	20,663	31,319
Securities purchased under agreements to resell		15,038	22,486
Interbank deposits		5,625	8,833
Securities	2c IV, 5	49,857	36,986
Own portfolio		49,857	36,986
Derivatives	2c IV, 6	151	8
Operations with credit granting characteristics	2c IV, 8	176,063	176,070
Loan, lease and other credit operations		189,715	189,740
(Provision for expected credit loss)		(13,652)	(13,670)
Interbank and interbranch accounts		2	2
Current and deferred tax assets		27,601	24,611
Current tax assets		7,126	5,683
Deferred tax assets	20b I	20,475	18,928
Other assets	2c V	8,565	8,024
Permanent assets		209,284	195,287
Investments	2c VI, 12	208,933	194,921
Subsidiaries		208,933	194,921
Fixed assets	2c VIII, 2c X	5	5
Real estate		5	5
Other fixed assets		93	93
(Accumulated depreciation)		(93)	(93)
Intangible assets	2c IX, 2c X	346	361
Intangible assets		3,099	3,098
(Accumulated amortization)		(2,753)	(2,737)
Total assets		493,171	473,647

Liabilities and stockholders' equity	Note	09/30/2026	12/31/2025
Current and non-current liabilities		274,244	277,667
Deposits	2c IV, 16b	93,554	99,439
Demand deposits		108	121
Interbank deposits		93,446	99,318
Debt instruments	2c IV, 16d III	52,014	49,608
Funds from issues		1,503	1,486
Foreign loans through securities		6,921	7,454
Debt instruments with subordination clauses		43,590	40,668
Derivatives	2c IV, 6	-	234
Interbank and interbranch accounts		74,002	76,754
Provisions for financial guarantees, credit commitments and credits to be released	8a, 8c	279	142
Other provisions		1,171	1,275
Current and deferred tax liabilities		3,265	1,917
Current tax liabilities	2c XII, 2c XIII, 20c	2,099	999
Deferred tax liabilities	20b II	1,166	918
Other liabilities	9b	49,959	48,298
Stockholders' equity	18	218,927	195,980
Capital		136,910	136,910
Capital reserves		2,338	2,873
Profit reserves		82,317	57,107
Other comprehensive income	2c IV	(2,405)	(897)
(Treasury shares)		(233)	(13)
Total liabilities and stockholders' equity		493,171	473,647

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 53

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 09/30/2026 01/01 to 09/30/2025 Income related to financial operations 24,775 23,298 Operations with credit granting characteristics 17,359 16,243 Securities, derivatives and other 7,416 7,055 Expenses related to financial operations (15,439) (14,604) Deposits and securities sold under repurchase agreements (10,786) (12,436) Debt instruments (4,640) (2,081) Borrowing and onlending (13) (87) Income related to financial operations before expected credit loss 9,336 8,694 Result of expected credit loss (8,608) (8,155) Expenses for expected credit loss (9,966) (9,385) Income related to recovery of financial assets written off as loss 1,358 1,230 Gross income related to financial operations 728 539 Other operating revenues / (expenses) 34,347 31,295 Commissions and banking fees 24 10,591 9,522 Personnel expenses (323) (327) Other administrative expenses (4,276) (4,566) Other provisions expenses (101) (35) Provision for civil lawsuits (73) (102) Provision for labor claims (32) (18) Provision for tax and social security obligations and other risks 4 85 Tax expenses 20a II (1,668) (1,681) Equity in earnings of subsidiaries 12 33,148 30,427 Other operating revenues / (expenses) (3,024) (2,045) Operating income 35,075 31,834 Non-operating income (3) (2) Income before taxes on income and profit sharing 35,072 31,832 Income tax and social contribution 2c XIII 84 2,207 Due on operations for the period (1,331) (1,013) Related to temporary differences 1,415 3,220 Profit sharing, net of taxes - Management members - Statutory (27) (28) Net income 35,129 34,011 Earnings per share - Basic Common 3.19 3.07 Preferred 3.19 3.07 Earnings per share - Diluted Common 3.16 3.04 Preferred 3.16 3.04 Weighted average number of outstanding shares - Basic Common 5,617,742,977 5,617,742,977 Preferred 5,404,514,878 5,472,202,581 Weighted average number of outstanding shares - Diluted Common 5,617,742,977 5,617,742,977 Preferred 5,511,218,064 5,583,943,656 The accompanying notes are an integral part of these financial statements. 54

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Comprehensive Income (In millions of reais) 01/01 to 09/30/2026 01/01 to 09/30/2025 Net income 35,129 34,011 Financial assets at fair value through other comprehensive income (295) 1,162 Change in fair value 271 - Tax effect (129) - Associates / Subsidiaries (437) 1,162 Hedge 1,146 1,419 Cash flow hedge 83 (13) Associates / Subsidiaries 83 (13) Hedge of net investment in foreign operation 1,063 1,432 Change in fair value 1,418 998 Tax effect (659) (495) Associates / Subsidiaries 304 929 Remeasurements of liabilities for post-employment benefits (1) (19) (13) Associates / Subsidiaries (19) (13) Foreign exchange variation in foreign investments (2,345) (5,867) Change in fair value (1,392) (1,147) Associates / Subsidiaries (953) (4,720) Other 5 9 Total other comprehensive income (1,508) (3,290) Total comprehensive income 33,621 30,721 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. 55

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Other comprehensive income: Fair value through other comprehensive income adjustments	Other comprehensive income: Insurance contracts and private pension	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign investments	Other comprehensive income: Gains and losses – Hedge (1)	Other	Retained earnings	Total
Total - 01/01/2025		90,729	(909)	2,729	109,902	(1,961)	259	(1,959)	9,756	(6,024)	-	-	202,522
Transactions with owners		33,334	(913)	(132)	(33,334)	-	-	-	-	-	-	-	(1,045)
Acquisition of treasury shares	18	-	(1,894)	-	-	-	-	-	-	-	-	-	(1,894)
Result of delivery of treasury shares	18	-	981	(9)	-	-	-	-	-	-	-	-	972
Recognition of share-based payment plans		-	-	(123)	-	-	-	-	-	-	-	-	(123)
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-
Corporate reorganization	3, 2c I	-	-	-	84	-	-	-	-	-	-	-	84
Other		-	-	-	(145)	-	-	-	-	-	-	-	(145)
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	(12,229)
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	(3,260)
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	36	36
Total comprehensive income		-	-	-	-	1,162	-	(13)	(5,867)	1,419	9	34,011	30,721
Net income		-	-	-	-	-	-	-	-	-	-	34,011	34,011
Other comprehensive income		-	-	-	-	-	-	-	(1,147)	503	-	-	(644)
Portion of other comprehensive income from investments in associates a		-	-	-	-	1,162	-	(13)	(4,720)	916	9	-	(2,646)
Appropriations:													
Legal reserve		-	-	-	1,701	-	-	-	-	-	-	(1,701)	-
Statutory reserves		-	-	-	22,843	-	-	-	-	-	-	(22,843)	-
Interest on capital		-	-	-	-	-	-	-	-	-	-	(9,503)	(9,503)
Total - 09/30/2025	18	124,063	(1,822)	2,597	85,562	(799)	259	(1,972)	3,889	(4,605)	9	-	207,181
Change in the period		33,334	(913)	(132)	(24,340)	1,162	-	(13)	(5,867)	1,419	9	-	4,659
Total - 01/01/2026		136,910	(13)	2,873	57,107	(868)	259	(1,964)	6,810	(5,136)	2	-	195,980
Transactions with owners		-	(220)	(535)	-	-	-	-	-	-	-	-	(755)
Acquisition of treasury shares	18	-	(1,760)	-	-	-	-	-	-	-	-	-	(1,760)
Result of delivery of treasury shares	18	-	1,540	(89)	-	-	-	-	-	-	-	-	1,451
Recognition of share-based payment plans		-	-	(446)	-	-	-	-	-	-	-	-	(446)
Corporate reorganization	3, 2c I	-	-	-	72	-	-	-	-	-	-	-	72
Other		-	-	-	68	-	-	-	-	-	-	-	68
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	54	54
Total comprehensive income		-	-	-	-	(295)	-	(19)	(2,345)	1,146	5	35,129	33,621
Net income		-	-	-	-	-	-	-	-	-	-	35,129	35,129
Other comprehensive income		-	-	-	-	142	-	-	(1,392)	759	-	-	(491)
Portion of other comprehensive income from investments in associates a		-	-	-	-	(437)	-	(19)	(953)	387	5	-	(1,017)
Appropriations:													
Legal reserve		-	-	-	1,756	-	-	-	-	-	-	(1,756)	-
Statutory reserves		-	-	-	23,314	-	-	-	-	-	-	(23,314)	-
Interest on capital		-	-	-	-	-	-	-	-	-	-	(10,113)	(10,113)
Total - 09/30/2026	18	136,910	(233)	2,338	82,317	(1,163)	259	(1,983)	4,465	(3,990)	7	-	218,927
Change in the period		-	(220)	(535)	25,210	(295)	-	(19)	(2,345)	1,146	5	-	22,947

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

56

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2026	01/01 to 09/30/2025
Adjusted net income		11,801	10,238
Net income		35,129	34,011
Adjustments to net income:		(23,328)	(23,773)
Share-based payment		(97)	(99)
Expected credit loss		9,966	9,385
Income from interest and foreign exchange variation from operations with subordinated debt		4,503	2,408
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		19	25
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		98	120
Revenue from update / charges on deposits in guarantee		(31)	(32)
Deferred taxes		(1,415)	(3,220)
Equity in earnings of subsidiaries	12	(33,148)	(30,427)
Amortization of goodwill		11	34
Income from interest and foreign exchange variation of securities at fair value through other comprehensive income		(3,169)	(1,780)
Income from interest and foreign exchange variation of securities at amortized cost		(44)	-
Effect of changes in exchange rates on cash and cash equivalents		(39)	(207)
Other		18	20
Change in assets and liabilities		(12,148)	(6,504)
(Increase) / decrease in assets			
Interbank investments		3,208	16,921
Securities		1,072	(14,180)
Derivatives (assets / liabilities)		(377)	(420)
Interbank and interbranch accounts (assets / liabilities)		(2,752)	(283)
Operations with credit granting characteristics		(9,959)	(18,554)
Tax assets		(2,990)	(2,778)
Other assets		1,572	14,892
(Decrease) / increase in liabilities			
Deposits		(5,885)	4,364
Securities sold under repurchase agreements		-	(8,247)
Debt instruments		(516)	3,598
Tax liabilities		1,348	994
Other provisions and other liabilities		3,232	(2,769)
Payment of income tax and social contribution		(101)	(42)
Net cash provided by / (used in) operating activities		(347)	3,734
Dividends and interest on capital received		17,521	26,626
(Purchase) / funds from sale of securities at fair value through other comprehensive income		(9,207)	(9,544)
(Purchase) / Funds from sale of financial assets at amortized cost		(1,251)	-
(Purchase) / sale of investments		(794)	948
Cash and cash equivalents, net of assets and liabilities arising from the incorporation of Banco Itaucard S.A.		(51)	-
Cash and cash equivalents, net of assets and liabilities arising from the incorporation of Hipercard Banco Múltiplo S.A.		-	1
(Purchase) / sale of intangible assets		-	(4)
Net cash provided by / (used in) investing activities		6,218	18,027
Raising in subordinated debt obligations		11,315	9,400
Redemption of subordinated debt obligations		(12,896)	(8,992)
Result of delivery of treasury shares		1,102	948
Acquisition of treasury shares		(1,760)	(1,894)
Dividends and interest on capital paid		(11,474)	(27,811)
Net cash provided by / (used in) financing activities		(13,713)	(28,349)
Net increase / (decrease) in cash and cash equivalents		(7,842)	(6,588)
Cash and cash equivalents at the beginning of the period		23,826	32,449
Effects of changes in exchange rates on cash and cash equivalents		39	207
Cash and cash equivalents at the end of the period	2c III	16,023	26,068
Cash		985	1,766
Securities purchased under agreements to resell - Collateral held		15,038	24,302

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 57

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 ITAÚ UNIBANCO HOLDING S.A. Condensed Statement of Added Value (In millions of reais) Note 01/01 to 09/30/2026 01/01 to 09/30/2025 Income 27,828 27,659 Financial operations 24,775 23,298 Commissions and banking fees 10,591 9,522 Expected credit loss with financial instruments (8,608) (8,155) Other 1,070 2,994 Expenses (18,778) (16,940) Financial operations (15,439) (14,604) Other (3,339) (2,336) Inputs purchased from third parties (4,277) (4,566) Third-Party and financial system services, security, transportation and travel expenses (194) (226) Advertising, promotions and publication (127) (151) Other (3,956) (4,189) Gross added value 4,773 6,153 Depreciation and amortization (6) (7) Net added value produced by the company 4,767 6,146 Added value received through transfer - Result of equity method 12 33,148 30,427 Total added value to be distributed 37,915 36,573 Distribution of added value 37,915 36,573 Personnel 257 281 Direct compensation 231 257 Benefits 22 20 FGTS – government severance pay fund 4 4 Taxes, fees and contributions 2,529 2,281 Federal 2,254 2,005 Municipal 275 276 Return on capital 35,129 34,011 Dividends and interest on capital 10,113 9,503 Retained earnings to shareholders 25,016 24,508 The accompanying notes are an integral part of these financial statements. 58

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Itaú Unibanco Holding S.A. Notes to the Financial Statements At 09/30/2026 and 12/31/2025 for balance sheet accounts and from 01/01 to 09/30 of 2026 and 2025 for income statement (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No. 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on November 03, 2026. Note 2 - Material accounting policies a) Basis of preparation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. ITAÚ UNIBANCO HOLDING opted for presenting its Condensed Individual and Consolidated Financial Statements, including selected accompanying notes, in accordance with current regulations. The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value. b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended September 30, 2026 There were no new accounting standards for the current period. II - Applicable to future periods • CMN Resolution No. 4,966/21 - Financial instruments and related regulations - Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. 59

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • CMN Resolution No. 5,252/25 - Sustainability assets and liabilities - Defines criteria for the measurement, recognition, write-off and disclosure of sustainability assets and liabilities. Changes will be prospectively applied as from January 1, 2027. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. • CMN Resolution No. 5,281/26 - Virtual assets - Establishes criteria for the recognition and measurement of assets and liabilities related to the provision of services with virtual assets, prospectively applicable from January 1, 2027, and any effects should be recognized as a counterpart to accumulated profit or loss, net of tax effects. Possible impacts are being assessed and will be completed until the beginning of the standard effectiveness. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset, liability and income account balances related to transaction values have been eliminated. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (note 18d) results substantially from the designation of accounting hedge strategies and adjustments to the parent company criteria, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: 60

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2026	12/31/2025	09/30/2026	12/31/2025
In Brazil							
Banco Itaú Consignado S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaucard S.A. [3]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	53.88%	53.88%	53.88%	53.88%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd. [4]	Real	Cayman Islands	Financial institution	-	100.00%	-	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.08%	67.06%	67.08%	67.06%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merger by Itaú Unibanco S.A. at 05/31/2026.
3) Company merger by Itaú Unibanco Holding S.A. at 08/31/2026.
4) Company merger by Itaú Bank & Trust Cayman LTD. at 08/31/2026.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 61

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling interests’ ownership is measured on the date of acquisition according to the proportional interest in Stockholders’ equity of the acquired entity. I.II - Capital transactions with non-controlling interests Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling interests is recognized directly in Stockholders' equity. II - Functional and presentation currency The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income. For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts partial hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss and collection procedures are maintained. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss. • ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control. 62

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client’s credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired. IV.I - Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income (FVOCI): used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss (FVPL): used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows. Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING CONSOLIDATED has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. Contractual cash flow characteristics: tested individually to validate whether the cash flows generated by the financial instrument constitute only payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING CONSOLIDATED assesses mainly the following situations: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset does not constitute only principal and interest payment and is classified in the category Fair value through profit or loss. Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for jointly, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss. Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income. 63

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets. • Credit commitments and Credits to be released. • Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING CONSOLIDATED's own credit risk is recognized in other comprehensive income, for the net amount of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other. For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. 64

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the differentiated methodology for financial assets with credit granting characteristic classified in the amortized cost category. For liabilities classified in the amortized cost category, incremental costs and revenues are deferred by the effective interest rate curve. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: the main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. It assesses the expected credit loss on financial instruments (except equity instruments, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered. The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are: • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, 65

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis. The migration of the financial asset to an earlier stage occurs with a consistent and sustainable reduction in credit risk, mainly evidenced by recurring payments and by the non-activation of credit deterioration triggers. • Maximum contractual period: ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine expected credit loss over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets. IV.IV - Derivatives and use of hedge accounting These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: • Cash flow hedge: the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders’ Equity. The ineffective portion is recorded directly in the Statement of Income. • Market fair value: financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income. • Hedge of net investments in foreign operations: accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders’ Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. 66

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale. VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets). In the execution of the contract and/or receipt of the property handover certificate, future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight- line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. 67

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and intangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU). To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance, private pension and premium bonds operations Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future event is uncertain, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired. Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. 68

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue. Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating. Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the actuarial experience, in order to comply with best market practices and constantly review of the actuarial liability. Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date. Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ). XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated on a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. 69

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 11. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as a whole. The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years. Tax rates, as well as their calculation bases, are detailed in Note 20. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED. 70

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant being the nominal discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, granted on October 31, 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda. (ITB HOLDING), acquired 35% of AVENUE’s capital. In the second phase, performed on January 30, 2026, ITAÚ UNIBANCO HOLDING through its subsidiary ITB HOLDING, acquired an additional 17.2% ownership interest in AVENUE, for approximately R$ 730 and started holding control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest. Effective acquisitions and financial settlements occurred after the required regulatory approvals. Sale of the retail banking portfolio in Colombia and Panama On July 31, 2026, following the receipt of the required regulatory approvals, ITAÚ UNIBANCO HOLDING, through Itaú Colombia S.A. and Itaú (Panamá) S.A., disposed, for the book value, its retail banking portfolio (Loans and Deposits) to Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A. for approximately R$ 3.5 billion. 71

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Note 4 - Interbank investments The accounting policy on interbank investments is presented in Note 2c IV. 09/30/2026 12/31/2025 Amortized cost Amortized cost Securities purchased under agreements to resell 344,486 269,780 Collateral held 83,827 17,152 Collateral repledge 163,793 174,390 Assets received as collateral with right to sell or repledge 31,599 58,545 Assets received as collateral without right to sell or repledge 132,194 115,845 Collateral sold 96,866 78,238 Interbank deposits 60,493 65,544 Assets guaranteeing technical provisions 6,061 5,093 (Provision for expected credit loss) (20) (29) Total 411,020 340,388 Current 406,043 333,330 Non-current 4,977 7,058 Interbank investments are classified in stage 1. In ITAÚ UNIBANCO HOLDING the portfolio is classified as amortized cost and composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 15,038 (R$ 22,486 at 12/31/2025) Interbank deposits in the amount of R$ 5,625 (R$ 8,833 at 12/31/2025), and the fair value of these investments totals R$ 20,663 (R$ 31,319 at 12/31/2025). 72

Note 5 - Securities

The accounting policy on Securities is presented in Note 2c IV.

a) Summary

		09/30/2026				12/31/2025
	Note	Gross book value	Expected credit loss	Fair value adjustment	Accounting balance	Accounting balance
At amortized cost (AC)	5b	166,093	(85)	-	166,008	136,461
At fair value through other comprehensive income (FVOCI)	5c	163,193	(473)	(2,634)	160,086	159,161
Designated at fair value through other comprehensive income (Designated FVOCI)	5c	1,820	-	(896)	924	780
At fair value through profit or loss (FVPL)	5d	625,918	(198)	(1,685)	624,035	607,526
Designated at fair value through profit or loss (Designated FVPL)	5d	24,211	(32)	38	24,217	21,488
Total		981,235	(788)	(5,177)	975,270	925,416
Total 12/31/2025		928,556	(736)	(2,404)	925,416	
Current					530,459	504,665
Non-current					444,811	420,751

ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates 26.5% (24.9% at 12/31/2025) of the portfolio as low credit risk, mainly Government securities - Brazil, and for this reason it does not recognize a provision for expected credit loss.

Securities are classified as: R$ 364,801 in stage 1, R$ 742 in stage 2 and R$ 1,259 in stage 3 (R$ 325,585, R$ 209 and R$ 1,161 at 12/31/2025). Provisions for expected credit loss on securities are classified as: R$ (98) in stage 1, R$ (176) in stage 2 and R$ (514) in stage 3 (R$ (105), R$ (30) and R$ (601) at 12/31/2025).

Of the total balance of the 3 stages, R$ 963 (R$ 713 at 12/31/2025) is from renegotiated operations, of which 100% (100% at 12/31/2025) refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ 310 (R$ 1,301 at 01/01 to 09/30/2025) of exchange variation in income, without considering the effects of exchange rate hedging.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 73

	Note	Own portfolio	09/30/2026 Restricted to Repurchase agreements: Assets received as collateral without right to sell or repledge	Assets received as collateral with right to sell or repledge	Pledged guarantees [1]	Central Bank of Brazil	Borrowing	Assets guaranteeing technical provisions Note - 10b	Total [2]	12/31/2025 Total [2]
Government securities		255,936	142,451	44,957	36,299	18,718	-	19,097	517,458	496,409
Brazil		193,358	131,321	31,446	15,394	18,718	-	19,097	409,334	414,379
Latin America		44,272	11,130	538	8,989	-	-	-	64,929	52,603
Abroad		18,306	-	12,973	11,916	-	-	-	43,195	29,427
Corporate securities		29,513	2,340	3,431	10,121	-	-	260	45,665	44,664
Rural product note		889	-	-	-	-	-	-	889	165
Bank deposit certificates		625	-	-	-	-	-	-	625	310
Real estate receivables certificates		4,183	920	-	-	-	-	-	5,103	5,586
Debentures		6,437	1,420	-	-	-	-	3	7,860	8,947
Eurobonds and other		10,576	-	3,431	10,121	-	-	-	24,128	20,856
Financial bills		297	-	-	-	-	-	172	469	770
Promissory and commercial notes		8	-	-	-	-	-	-	8	19
Other		6,498	-	-	-	-	-	85	6,583	8,011
Shares		15,480	-	-	2,762	-	7	6	18,255	22,246
Investment Funds		25,292	-	-	104	-	-	72	25,468	27,353
Specially organized investment funds (PGBL/VGBL)		-	-	-	-	-	-	369,212	369,212	335,480
Total		326,221	144,791	48,388	49,286	18,718	7	388,647	976,058	926,152
AC	5b	76,719	29,571	9,890	24,745	18,708	-	6,460	166,093	
FVOCI and Designated FVOCI	5c	64,985	54,549	24,087	8,523	-	-	9,339	161,483	
FVPL and Designated FVPL	5d	184,517	60,671	14,411	16,018	10	7	372,848	648,482	
Total 12/31/2025		355,614	104,629	45,114	48,170	17,306	23	355,296	926,152	
AC	5b	82,342	3,126	17,775	22,749	4,008	-	6,615	136,615	
FVOCI and Designated FVOCI	5c	96,934	21,515	10,804	8,978	13,298	-	8,891	160,420	
FVPL and Designated FVPL	5d	176,338	79,988	16,535	16,443	-	23	339,790	629,117	

1) Represent securities linked to balances in Post-employment benefits (note 22b), stock exchanges and settlement and custody houses.
2) The balance does not comprise expected credit loss.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 74

b) Securities at amortized cost (AC)

	09/30/2026	12/31/2025
	Gross book value	Gross book value
Government securities	121,014	93,503
Brazil	102,018	72,488
Latin America	3,390	5,974
Abroad	15,606	15,041
Corporate securities	26,422	23,778
Bank deposit certificates	54	63
Real estate receivables certificates	4,435	4,700
Eurobonds and other	15,942	11,983
Financial bills	180	379
Other	5,811	6,653
Investment funds	18,657	19,334
Total	166,093	136,615
Expected credit loss	(85)	(154)
Amortized cost	166,008	136,461
Current	24,187	39,445
Non-current	141,821	97,016

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,296 (R$ 0 at 12/31/2025).

c) Securities at fair value through other comprehensive income (FVOCI)

	09/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustments	Fair value
Government securities	153,503	(2,366)	151,137	149,831	(1,513)	148,318
Brazil	92,882	(1,981)	90,901	110,710	(1,519)	109,191
Latin America	35,663	(150)	35,513	25,173	(30)	25,143
Abroad	24,958	(235)	24,723	13,948	36	13,984
Corporate securities	9,690	(741)	8,949	11,423	(580)	10,843
Rural product note	870	(25)	845	-	-	-
Bank deposit certificates	479	3	482	168	(1)	167
Real estate receivables certificates	92	(7)	85	221	1	222
Debentures	2,698	(180)	2,518	4,603	(171)	4,432
Eurobonds and other	5,443	(514)	4,929	6,301	(410)	5,891
Financial bills	4	-	4	5	-	5
Promissory and commercial notes	5	-	5	-	-	-
Other	99	(18)	81	125	1	126
Total	163,193	(3,107)	160,086	161,254	(2,093)	159,161
Shares (designated at FVOCI)	1,820	(896)	924	1,840	(1,060)	780
Total	165,013	(4,003)	161,010	163,094	(3,153)	159,941
Expected credit loss (Income)	(473)			(479)		
Fair value adjustment (OCI)	(3,530)			(2,674)		
Fair value	161,010			159,941		
Current			37,484			39,775
Non-current			123,526			120,166

Regarding the shares designated to FVOCI, there was a receipt of dividends in the amount of R$ 7 (R$ 0 at 01/01 to 09/30/2025) and there was no sale of shares in the period.

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,399 (R$ 1,485 at 12/31/2025) and Financial bills in the amount of R$ 38,831 (R$ 26,097 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 75

d) Securities at fair value through profit or loss (FVPL)

	09/30/2026			12/31/2025		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustments	Fair value
Government securities	220,395	659	221,054	233,082	(5)	233,077
Brazil	215,675	676	216,351	226,596	65	226,661
Latin America	4,120	(17)	4,103	6,085	(70)	6,015
Abroad	600	-	600	401	-	401
Corporate securities	9,965	(338)	9,627	9,600	(116)	9,484
Rural product note	47	(2)	45	165	-	165
Bank deposit certificates	89	(1)	88	80	-	80
Real estate receivables certificates	562	(47)	515	669	(10)	659
Debentures	5,286	(200)	5,086	4,422	(117)	4,305
Eurobonds and other	3,009	(69)	2,940	2,644	(5)	2,639
Financial bills	283	2	285	382	4	386
Promissory and commercial notes	-	-	-	19	-	19
Other	689	(21)	668	1,219	12	1,231
Shares	19,392	(2,061)	17,331	21,116	350	21,466
Investment funds	6,954	(143)	6,811	8,114	(95)	8,019
Specially organized investment funds (PGBL/VGBL)	369,212	-	369,212	335,480	-	335,480
Total	625,918	(1,883)	624,035	607,392	134	607,526
Government securities (Designated FVPL)	24,211	6	24,217	21,455	33	21,488
Total	650,129	(1,877)	648,252	628,847	167	629,014
Expected credit loss (Income)	(230)			(103)		
Fair value adjustment (Income)	(1,647)			270		
Fair value	648,252			629,014		
Financial assets not subject to Expected credit loss	612,613	(1,327)	611,286	599,761	322	600,083
Financial assets subject to Expected credit loss	37,516	(550)	36,966	29,086	(155)	28,931
Current			468,788			425,446
Non-current			179,464			203,568

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12 (R$ 12 at 12/31/2025), Fixed-income fund quotas in the amount of R$ 8,319 (R$ 8,003 at 12/31/2025) and Eurobonds and other in the amount of R$ 0 (R$ 1,389 at 12/31/2025).

Note 6 - Derivatives

The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.

Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.

Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.

Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount.

Credit derivatives - They are financial instruments which aim is to transfer credit risk:

- Credit default swap (CDS): They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 76

- Total return swap (TRS): They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.

Further information on parameters used to manage risks may be found in Note 26.

a) Derivatives by maturity date and counterparty

By notional amount	09/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	429,994	64,534	2,863,103	273,391	263,332	1,765	7,104	3,903,223	2,935,988
31 - 90	198,742	33,274	473,561	467,237	192,085	543	6,931	1,372,373	1,763,119
91 - 365	433,118	57,719	3,371,581	1,849,841	309,215	35,598	3,232	6,060,304	6,276,091
366 - 720	142,464	10,016	56,882	1,249,886	69,198	32,052	4,578	1,565,076	1,094,708
Over 720 days	225,928	4,801	45,491	2,098,017	45,451	43,724	4,310	2,467,722	1,765,793
Total	1,430,246	170,344	6,810,618	5,938,372	879,281	113,682	26,155	15,368,698	13,835,699
Total 12/31/2025	1,316,911	170,359	6,824,202	4,603,623	794,087	115,272	11,245	13,835,699	
Counterparties									
Stock exchange/Clearing	1,430,246	2,937	6,669,787	3,635,458	115,859	50,164	19,423	11,923,874	10,844,286
Over-the-counter market	-	167,407	140,831	2,302,914	763,422	63,518	6,732	3,444,824	2,991,413
Financial institutions	-	129,108	71,718	1,835,300	483,708	63,518	6,517	2,589,869	2,265,335
Companies	-	38,052	64,415	430,018	275,957	-	215	808,657	682,800
Individuals	-	247	4,698	37,596	3,757	-	-	46,298	43,278
Total	1,430,246	170,344	6,810,618	5,938,372	879,281	113,682	26,155	15,368,698	13,835,699
Total 12/31/2025	1,316,911	170,359	6,824,202	4,603,623	794,087	115,272	11,245	13,835,699	

By fair value - assets	09/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	11,528	652	928	4,311	2	690	18,111	11,248
31 - 90	-	629	1,876	2,432	4,385	2	5	9,329	4,658
91 - 365	-	1,136	3,019	10,744	7,762	49	7	22,717	13,372
366 - 720	-	288	2,883	8,923	1,142	107	25	13,368	12,640
Over 720 days	-	30	3,903	42,265	728	216	182	47,324	31,393
Total	-	13,611	12,333	65,292	18,328	376	909	110,849	73,311
Total 12/31/2025	-	4,577	11,669	47,184	8,351	615	915	73,311	
Counterparties									
Stock exchange/Clearing	-	86	7,442	27,462	3,118	143	63	38,314	30,522
Over-the-counter market	-	13,525	4,891	37,830	15,210	233	846	72,535	42,789
Financial institutions	-	12,561	2,869	23,363	8,841	233	151	48,018	29,103
Companies	-	962	1,817	13,829	6,174	-	695	23,477	12,873
Individuals	-	2	205	638	195	-	-	1,040	813
Total	-	13,611	12,333	65,292	18,328	376	909	110,849	73,311
Total 12/31/2025	-	4,577	11,669	47,184	8,351	615	915	73,311	

By fair value - liabilities	09/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	(12,182)	(531)	(774)	(4,207)	-	(1)	(17,695)	(11,702)
31 - 90	-	(534)	(1,115)	(1,254)	(4,105)	-	(1)	(7,009)	(4,413)
91 - 365	-	(545)	(2,335)	(8,781)	(8,354)	(12)	(20)	(20,047)	(12,639)
366 - 720	-	(128)	(1,637)	(8,543)	(1,430)	(35)	(6)	(11,779)	(12,022)
Over 720 days	-	(82)	(2,766)	(41,934)	(1,021)	(203)	(175)	(46,181)	(29,142)
Total	-	(13,471)	(8,384)	(61,286)	(19,117)	(250)	(203)	(102,711)	(69,918)
Total 12/31/2025	-	(4,382)	(8,252)	(45,760)	(10,929)	(367)	(228)	(69,918)	
Counterparties									
Stock exchange/Clearing	-	-	(3,525)	(25,084)	(3,682)	(186)	(33)	(32,510)	(25,931)
Over-the-counter market	-	(13,471)	(4,859)	(36,202)	(15,435)	(64)	(170)	(70,201)	(43,987)
Financial institutions	-	(11,860)	(1,971)	(24,395)	(10,212)	(64)	(152)	(48,654)	(27,063)
Companies	-	(1,540)	(2,827)	(8,718)	(5,173)	-	(18)	(18,276)	(14,197)
Individuals	-	(71)	(61)	(3,089)	(50)	-	-	(3,271)	(2,727)
Total	-	(13,471)	(8,384)	(61,286)	(19,117)	(250)	(203)	(102,711)	(69,918)
Total 12/31/2025	-	(4,382)	(8,252)	(45,760)	(10,929)	(367)	(228)	(69,918)	

Own credit risk (DVA) was R$ 20 (R$ 19 at 12/31/2025) and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 17,122 (R$ 14,190 at 12/31/2025) composed basically of cash, shares and government securities.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 77

b) Derivatives by index

	09/30/2026								12/31/2025
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Shares									
Notional amount	25,475	76	1,535,223	3,327	7,846	6,467	282	1,578,696	2,137,273
Fair value - asset	-	71	7,197	719	169	111	-	8,267	8,362
Fair value - liability	-	18	(4,911)	(1,447)	(69)	(10)	-	(6,419)	(6,275)
Commodities									
Notional amount	16,791	15	15,065	35	9,902	2	-	41,810	43,385
Fair value - asset	-	15	737	-	691	-	-	1,443	1,564
Fair value - liability	-	(28)	(560)	(49)	(271)	-	-	(908)	(1,103)
Interest									
Notional amount	1,349,045	10,969	5,096,388	5,884,973	1,154	107,203	6,755	12,456,487	10,455,023
Fair value - asset	-	10,965	1,074	63,787	39	265	214	76,344	49,336
Fair value - liability	-	(10,933)	(292)	(59,647)	137	(239)	(185)	(71,159)	(47,218)
Foreign currency									
Notional amount	38,935	159,284	163,942	50,037	860,379	10	19,118	1,291,705	1,200,018
Fair value - asset	-	2,560	3,325	786	17,429	-	695	24,795	14,049
Fair value - liability	-	(2,528)	(2,621)	(143)	(18,914)	(1)	(18)	(24,225)	(15,322)

c) Credit derivatives

The composition of the Credit derivatives portfolio, by notional amount, is presented below:

	09/30/2026			12/31/2025		
	Received risk	Transferred risk	Net risk	Received risk	Transferred risk	Net risk
Credit derivatives						
CDS	(35,484)	27,965	(7,519)	(34,559)	28,141	(6,418)
TRS	(50,233)	-	(50,233)	(52,573)	-	(52,573)
Total	(85,717)	27,965	(57,752)	(87,132)	28,141	(58,991)

Note 7 - Hedge accounting

The accounting policy on Hedge accounting is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration.

In hedge accounting, the groups of risk factors comprise:

- Interest rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are presented in Note 26.

To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 78

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. 79

a) Summaries by instrument and hedge item, nominal amount and maturity

	09/30/2026			12/31/2025		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustments	Gross book value
Cash flow hedge	279,094	(358)	279,765	240,699	(112)	240,803
Hedge of assets transactions	2,835	-	2,828	2,609	-	2,590
Hedge of asset-backed securities under repurchase agreements	21,052	-	21,768	14,039	-	14,459
Hedge of assets denominated in Chilean unit of account	72,098	(296)	72,099	83,462	(126)	83,462
Hedge of loan operations	45,403	(398)	45,403	20,950	78	20,950
Hedge of deposits and repurchase agreements	95,241	-	95,210	85,676	-	85,403
Hedge of funding	41,622	345	41,621	32,753	(63)	32,753
Hedge of highly probable forecast transactions (1)	843	(9)	836	1,210	(1)	1,186
Hedge of net investment in foreign operations	36,694	(231)	35,397	29,033	41	27,551
Hedge of net investment in foreign operations	36,694	(231)	35,397	29,033	41	27,551
Fair value hedge	157,977	(553)	160,241	160,161	(665)	161,615
Hedge of securities at amortized cost	67,587	(814)	70,693	71,035	(778)	72,925
Hedge of securities at fair value through other comprehensive income	20,581	291	19,794	15,422	86	15,073
Hedge of loan operations	32,610	349	32,796	34,599	71	34,599
Hedge of funding	37,199	(379)	36,958	39,075	(44)	38,990
Hedge of firm commitments (1)	-	-	-	30	-	28
Total	473,765	(1,142)	475,403	429,893	(736)	429,969

1) Refers to amounts designated to registered hedge items Off-Balance sheet.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

80

	09/30/2026							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	144,749	73,001	21,272	18,905	19,945	1,222	-	279,094
Hedge of assets transactions	-	2,249	-	586	-	-	-	2,835
Hedge of asset-backed securities under repurchase agreements	-	8,870	6,404	5,000	778	-	-	21,052
Hedge assets denominated in Chilean unit of account	45,786	19,200	3,368	-	3,430	314	-	72,098
Hedge of loan operations	13,785	13,796	2,361	6,501	8,960	-	-	45,403
Hedge of deposits and repurchase agreements	68,666	19,149	7,426	-	-	-	-	95,241
Hedge of funding	15,677	9,729	1,713	6,818	6,777	908	-	41,622
Hedge of highly probable forecast transactions (1)	835	8	-	-	-	-	-	843
Hedge of net investment in foreign operations	36,694	-	-	-	-	-	-	36,694
Hedge of net investment in foreign operations (2)	36,694	-	-	-	-	-	-	36,694
Fair value hedge	52,502	37,222	16,941	8,080	15,572	24,054	3,606	157,977
Hedge of securities at amortized cost	9,631	15,259	7,490	5,351	10,702	16,611	2,543	67,587
Hedge of securities at fair value through other comprehensive income	11,389	3,718	1,399	769	463	1,977	866	20,581
Hedge of loan operations	12,489	7,128	4,598	540	2,544	5,311	-	32,610
Hedge of funding	18,993	11,117	3,454	1,420	1,863	155	197	37,199
Total	233,945	110,223	38,213	26,985	35,517	25,276	3,606	473,765

	12/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	151,954	40,224	17,515	11,116	13,883	6,007	-	240,699
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	29,033	-	-	-	-	-	-	29,033
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	56,922	25,728	27,560	14,035	9,295	21,670	4,951	160,161
Hedge of securities at amortized cost	10,207	9,412	16,532	6,416	5,369	19,759	3,340	71,035
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	237,909	65,952	45,075	25,151	23,178	27,677	4,951	429,893

1) Refers to amounts designated to registered hedge items Off-Balance sheet.

2) Classified as current, since instruments are renewed often.

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Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet. 82

Strategies	Heading	09/30/2026					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Operations with credit granting characteristics	2,828	-	(18)	(25)	2,835	(18)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	21,768	-	(246)	(421)	21,052	(246)
Hedge of assets denominated in Chilean unit of account	Securities	72,099	-	(206)	(206)	72,098	(206)
Hedge of loan operations	Loan and lease operations	45,403	-	(460)	(434)	45,403	(460)
Hedge of deposits and repurchase agreements	Securities sold under repurchase agreements and Deposits	-	95,210	(30)	6	95,241	(30)
Hedge of funding	Deposits	-	39,993	445	433	39,994	445
Foreign exchange risk							
Hedge of funding	Deposits	-	1,628	(21)	(21)	1,628	(21)
Hedge of highly probable forecast transactions [1]		44	792	14	105	843	14
Total		142,142	137,623	(522)	(563)	279,094	(522)

Strategies	Heading	12/31/2025					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Operations with credit granting characteristics	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loan and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under repurchase agreements and Deposits	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk							
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions [1]		200	986	20	124	1,210	20
Total		121,661	119,142	(332)	(639)	240,699	(332)

1) Refers to amounts designated to registered hedge items Off-balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

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Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Hedge instruments 09/30/2026 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 119,128 - - (294) (294) - (264) Forward 52,936 - 217 (152) (152) - - Swaps 104,559 561 476 (69) (69) - 18 Foreign exchange risk Futures 671 - - 7 7 - (2) Forward 1,800 5 231 (14) (14) - - Total 279,094 566 924 (522) (522) - (248) Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to incomeAssets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) 1) Values recorded in the heading derivatives. 84

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 09/30/2026 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 35,397 - (11,610) (11,610) 36,694 (11,690) Total 35,397 - (11,610) (11,610) 36,694 (11,690) Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (13,583) (13,583) 29,033 (13,660) Total 27,551 - (13,583) (13,583) 29,033 (13,660) 1) Hedge instruments consider the gross tax position. 85

Hedge instruments	09/30/2026						
	Notional amount	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Variation in the amount recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	22,111	-	-	(4,145)	(4,104)	(41)	-
Future / NDF	8,287	-	195	(6,194)	(6,093)	(101)	-
Future / Financial assets	6,296	-	36	(1,351)	(1,413)	62	-
Total	36,694	-	231	(11,690)	(11,610)	(80)	-

Hedge instruments	12/31/2025						
	Notional amount	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Variation in the amount recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	12,285	-	-	(4,807)	(4,766)	(41)	-
Future / NDF	9,245	84	-	(6,875)	(6,774)	(101)	-
Future / Financial assets	7,503	-	43	(1,978)	(2,043)	65	-
Total	29,033	84	43	(13,660)	(13,583)	(77)	-

1) Recorded in the heading derivatives.

d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 86

Strategies	09/30/2026						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	70,693	-	69,965	-	(728)	67,587	728
Hedge of securities at fair value through other comprehensive income	19,794	-	19,504	-	(290)	20,581	288
Hedge of loan operations	32,796	-	32,806	-	10	32,610	(12)
Hedge of funding	-	36,958	-	36,970	(12)	37,199	15
Total	123,283	36,958	122,275	36,970	(1,020)	157,977	1,019

Strategies	12/31/2025						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	72,925	-	72,954	-	29	71,035	(29)
Hedge of securities at fair value through other comprehensive income	15,073	-	15,017	-	(56)	15,422	51
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk							
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	122,597	39,018	122,829	39,229	21	160,161	(29)

1) Values recorded in the heading deposits, securities and operations with credit granting characteristics.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 3,001 (R$ 4,005 at 12/31/2025), with effect on income of R$ 883 (R$ 3,816 at 01/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

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Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Hedge instruments 09/30/2026 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 108,558 955 1,508 (18) (11) Futures 49,419 - - 1,037 10 Total 157,977 955 1,508 1,019 (1) Hedge instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in incomeAssets Liabilities Interest rate risk Swaps 109,027 385 1,050 (395) (11) Futures 51,104 - - 356 3 Foreign exchange risk Futures 30 - - 10 - Total 160,161 385 1,050 (29) (8) 1) Recorded in the heading derivatives. 88

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Note 8 - Operations with credit granting characteristics The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV. a) Breakdown of the portfolio of operations with credit granting characteristics and lease Loans and lease operations by type 09/30/2026 12/31/2025 Gross book value Gross book value Individuals 499,607 473,397 Credit card 153,362 153,527 Personal loan 68,243 66,499 Payroll loans 84,196 75,319 Vehicles 35,017 36,303 Mortgage loans 158,789 141,749 Companies 594,883 577,711 Large companies 334,576 335,095 Micro / small and medium companies 260,307 242,616 Foreign loans - Latin America 215,591 230,330 Total 1,310,081 1,281,438 Expected credit loss (54,486) (53,289) Total loans and lease operations, net of Expected credit loss 1,255,595 1,228,149 Current 691,977 677,067 Non-current 563,618 551,082 The provision for expected credit loss comprises R$ (2,490) (R$ (1,794) at 12/31/2025) for operations of financial guarantees, credit commitments and credits to be released. In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (885) (R$ (7,747) on 01/01 to 09/30/2025) of exchange variation in income, without considering the effects of exchange rate hedging. ITAÚ UNIBANCO HOLDING 09/30/2026 12/31/2025 Gross book value Gross book value Individuals 166,225 166,306 Credit card 125,697 124,353 Personal loan 5,548 5,786 Vehicles 34,980 36,167 Companies 23,490 23,434 Corporate companies 654 479 Micro / small and medium companies 22,836 22,955 Total 189,715 189,740 Expected credit loss (13,931) (13,812) Total 175,784 175,928 Current 143,304 141,122 Non-current 32,480 34,806 In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (279) (R$ (142) at 12/31/2025). 89

b) Gross book value by stages

Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	410,977	(26,500)	(3,216)	9,574	415	42,312	-	433,562
Companies	548,702	(10,258)	(4,104)	1,673	60	24,650	-	560,723
Foreign units Latin America	210,992	(7,527)	(687)	4,448	383	(8,698)	-	198,911
Total	1,170,671	(44,285)	(8,007)	15,695	858	58,264	-	1,193,196
Total 01/01 to 12/31/2025	1,098,610	(52,945)	(7,646)	19,288	1,350	112,014	-	1,170,671

Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	34,870	(9,574)	(12,203)	26,500	2,346	(5,281)	-	36,658
Companies	14,170	(1,673)	(7,600)	10,258	298	(1,380)	-	14,073
Foreign units Latin America	10,328	(4,448)	(2,642)	7,527	739	(2,321)	-	9,183
Total	59,368	(15,695)	(22,445)	44,285	3,383	(8,982)	-	59,914
Total 01/01 to 12/31/2025	56,770	(19,288)	(24,884)	52,945	4,831	(11,006)	-	59,368

Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	27,550	(415)	(2,346)	3,216	12,203	11,022	(21,843)	29,387
Companies	14,839	(60)	(298)	4,104	7,600	(1,352)	(4,746)	20,087
Foreign units Latin America	9,010	(383)	(739)	687	2,642	(1,169)	(2,551)	7,497
Total	51,399	(858)	(3,383)	8,007	22,445	8,501	(29,140)	56,971
Total 01/01 to 12/31/2025	55,238	(1,350)	(4,831)	7,646	24,884	5,513	(35,701)	51,399

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof has first gone through stage 2.

Total of 3 Stages	Balance at 12/31/2025	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	473,397	48,053	(21,843)	499,607
Companies	577,711	21,918	(4,746)	594,883
Foreign units Latin America	230,330	(12,188)	(2,551)	215,591
Total	1,281,438	57,783	(29,140)	1,310,081
Total 01/01 to 12/31/2025	1,210,618	106,521	(35,701)	1,281,438

Of the total balance of the three stages, R$ 36,673 (R$ 35,108 at 12/31/2025) are from renegotiated operations, of which 51.8% (52.1% at 12/31/2025) refers to restructured operations.

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED renegotiated R$ 1,096 (R$ 1,559 at 12/31/2025) of financial assets previously written down, composed of R$ (1,096) (R$ (1,559) at 12/31/2025) of provision for expected credit loss.

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 12/31/2025	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	143,226	(8,491)	(864)	2,802	38	5,895	-	142,606
Companies	22,024	(608)	(157)	206	15	467	-	21,947
Total	165,250	(9,099)	(1,021)	3,008	53	6,362	-	164,553
Total 01/01 to 12/31/2025	146,082	(12,105)	(1,091)	4,105	78	28,181	-	165,250

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 12/31/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	12,494	(2,802)	(3,137)	8,491	788	(3,187)	-	12,647
Companies	708	(206)	(256)	608	18	(212)	-	660
Total	13,202	(3,008)	(3,393)	9,099	806	(3,399)	-	13,307
Total 01/01 to 12/31/2025	12,052	(4,105)	(4,120)	12,105	1,175	(3,905)	-	13,202

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 12/31/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	10,586	(38)	(788)	864	3,137	6,683	(9,472)	10,972
Companies	702	(15)	(18)	157	256	176	(375)	883
Total	11,288	(53)	(806)	1,021	3,393	6,859	(9,847)	11,855
Total 01/01 to 12/31/2025	9,650	(78)	(1,175)	1,091	4,120	9,124	(11,444)	11,288

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total of 3 Stages	Balance at 12/31/2025	Acquisition / (Settlement)	Write-Off	Balance at 09/30/2026
Individuals	166,306	9,391	(9,472)	166,225
Companies	23,434	431	(375)	23,490
Total	189,740	9,822	(9,847)	189,715
Total 01/01 to 12/31/2025	167,784	33,400	(11,444)	189,740

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 90

In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 6,513 (R$ 6,716 at 12/31/2025) are from renegotiated operations, of which 64% (65% at 12/31/2025) refers to restructured operations.

c) Expected credit loss by stages

Stage 1	Balance at 12/31/2025	Transfer to stage 2	Transfer to stage 3 (1)	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 09/30/2026
Individuals	(6,396)	1,193	106	(1,580)	(142)	954	-	(5,865)
Companies	(1,824)	244	68	(240)	(27)	(53)	-	(1,832)
Foreign units Latin America	(1,845)	276	48	(648)	(140)	793	-	(1,516)
Total	(10,065)	1,713	222	(2,468)	(309)	1,694	-	(9,213)
Total 01/01 to 12/31/2025	(10,295)	2,710	345	(3,304)	(350)	829	-	(10,065)

Stage 2	Balance at 12/31/2025	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 09/30/2026
Individuals	(9,173)	1,580	5,898	(1,193)	(1,261)	(5,338)	-	(9,487)
Companies	(3,252)	240	2,409	(244)	(218)	(1,831)	-	(2,896)
Foreign units Latin America	(1,533)	648	667	(276)	(173)	(637)	-	(1,304)
Total	(13,958)	2,468	8,974	(1,713)	(1,652)	(7,806)	-	(13,687)
Total 01/01 to 12/31/2025	(13,192)	3,304	9,593	(2,710)	(2,300)	(8,653)	-	(13,958)

Stage 3	Balance at 12/31/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-Off	Balance at 09/30/2026
Individuals	(16,434)	142	1,261	(106)	(5,898)	(18,046)	21,843	(17,238)
Companies	(9,353)	27	218	(68)	(2,409)	(4,620)	4,746	(11,459)
Foreign units Latin America	(3,479)	140	173	(48)	(667)	(1,559)	2,551	(2,889)
Total	(29,266)	309	1,652	(222)	(8,974)	(24,225)	29,140	(31,586)
Total 01/01 to 12/31/2025	(31,037)	350	2,300	(345)	(9,593)	(26,642)	35,701	(29,266)

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total of 3 Stages	Balance at 12/31/2025	(Increase) / Reversal	Write-Off	Balance at 09/30/2026
Individuals	(32,003)	(22,430)	21,843	(32,590)
Companies	(14,429)	(6,504)	4,746	(16,187)
Foreign units Latin America	(6,857)	(1,403)	2,551	(5,709)
Total	(53,289)	(30,337)	29,140	(54,486)
Total 01/01 to 12/31/2025	(54,524)	(34,466)	35,701	(53,289)

The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (2,490) (R$ (1,794) at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 91

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 12/31/2025	Transfer to stage 2	Transfer to stage 3 [1]	Cure from stage 2	Cure from stage 3	Increase / (Reversal)	Write-Off	Balance at 09/30/2026
Individuals	(2,583)	405	32	(611)	(19)	652	-	(2,124)
Companies	(240)	22	4	(44)	(3)	33	-	(228)
Total	(2,823)	427	36	(655)	(22)	685	-	(2,352)
Total 01/01 to 12/31/2025	(2,451)	705	51	(936)	(33)	(159)	-	(2,823)

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 12/31/2025	Cure to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Increase / (Reversal)	Write-Off	Balance at 09/30/2026
Individuals	(3,716)	611	1,243	(405)	(435)	(1,039)	-	(3,741)
Companies	(181)	44	86	(22)	(12)	(104)	-	(189)
Total	(3,897)	655	1,329	(427)	(447)	(1,143)	-	(3,930)
Total 01/01 to 12/31/2025	(3,324)	936	1,468	(705)	(628)	(1,644)	-	(3,897)

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 12/31/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Increase / (Reversal)	Write-Off	Balance at 09/30/2026
Individuals	(6,662)	19	435	(32)	(1,243)	(9,111)	9,472	(7,122)
Companies	(430)	3	12	(4)	(86)	(397)	375	(527)
Total	(7,092)	22	447	(36)	(1,329)	(9,508)	9,847	(7,649)
Total 01/01 to 12/31/2025	(5,903)	33	628	(51)	(1,468)	(11,775)	11,444	(7,092)

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total of 3 stages	Balance at 12/31/2025	Increase / (Reversal)	Write-Off	Balance at 09/30/2026
Individuals	(12,961)	(9,498)	9,472	(12,987)
Companies	(851)	(468)	375	(944)
Total	(13,812)	(9,966)	9,847	(13,931)
Total 01/01 to 12/31/2025	(11,678)	(13,578)	11,444	(13,812)

In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (279) (R$ (142) at 12/31/2025).

d) Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 863 (R$ 474 on 01/01/2025).

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	09/30/2026		01/01 to 09/30/2026	12/31/2025		01/01 to 09/30/2025
	Gross book value		Income	Gross book value		Income
	Assets	Liabilities		Assets	Liabilities	
Restricted operations on assets	10,971	11,002	(3)	9,167	9,191	(18)
Loan operations	10,971	-	(66)	9,167	-	(1,036)
Foreign borrowing through securities	-	11,002	63	-	9,191	1,018
Transfer of financial assets	148	146	-	199	199	-
Total	11,119	11,148	(3)	9,366	9,390	(18)

Without co-obligation	01/01 to 09/30/2026		01/01 to 09/30/2025	
	Portfolio transferred	Income	Portfolio transferred	Income
Loan operations and other credits	7,530	(37)	8,052	(25)
Written off operations (WO)	4,703	173	3,436	127
Total	12,233	136	11,488	102

f) Rural credit requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 11,840 (R$ 15,273 at 12/31/2025) and the requirements of investment of R$ 11,931 (R$ 14,975 at 12/31/2025), which represents 99% (102% at 12/31/2025). Costs for compliance with the regulations were R$ 81 (R$ 182 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 92

g) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	09/30/2026			12/31/2025		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,224	(447)	1,777	2,618	(612)	2,006
Non-current	5,290	(972)	4,318	8,799	(2,420)	6,379
From 1 to 2 years	1,699	(320)	1,379	2,023	(484)	1,539
From 2 to 3 years	1,232	(214)	1,018	1,495	(371)	1,124
From 3 to 4 years	916	(135)	781	1,254	(288)	966
From 4 to 5 years	463	(87)	376	755	(223)	532
Over 5 years	980	(216)	764	3,272	(1,054)	2,218
Total	7,514	(1,419)	6,095	11,417	(3,032)	8,385

Revenues from finance leases were R$ 571 (R$ 582 at 01/01 to 09/30/2025).

Note 9 - Other assets and liabilities

a) Other assets

	Note	09/30/2026	12/31/2025
Financial		83,606	61,614
Trading and intermediation of securities		33,873	24,085
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	11d	14,033	13,497
Operations without credit granting characteristics, net of provisions		16,867	11,683
Income receivable		4,578	4,206
Net amount receivables from reimbursement of provisions	11c	356	387
Receivables from insurance and reinsurance operations		4,883	3,188
Other financial assets		9,016	4,568
Non-financial		24,480	18,232
Sundry domestic		5,044	3,817
Sundry foreign		2,061	770
Prepaid expenses		6,825	5,740
Actuarial assets of post-employment benefit plans	22e	240	256
Other non-financial assets		8,972	6,533
Other		1,338	1,116
Total		108,086	79,846
Current		80,676	61,004
Non-current		27,410	18,842

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 93

b) Other liabilities

	Note	09/30/2026	12/31/2025
Financial		168,787	135,418
Payment transactions		94,315	88,789
Trading and intermediation of securities		62,557	38,444
Lease liabilities		1,123	578
Transactions related to credit assignments	8e	146	199
Funds to be released		8,368	4,185
Other liabilities		2,278	3,223
Non-financial		47,694	39,734
Charging and collection of taxes and similar		12,242	590
Social and statutory		7,319	12,221
Sundry domestic		5,938	5,830
Sundry foreign		5,789	6,373
Personnel provision		4,254	2,892
Obligations on official agreements and rendering of payment services		1,966	2,455
Provisions for sundry payments		2,920	2,572
Liabilities of post-employment benefit plans	22e	2,240	2,273
Deferred income		3,298	3,231
Other		1,728	1,297
Total		216,481	175,152
Current		203,361	167,920
Non-current		13,120	7,232

In ITAÚ UNIBANCO HOLDING, other liabilities are mainly represented by Amounts to be paid to related companies in the amount of R$ 43,776 (R$ 39,330 at 12/31/2025).

Note 10 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- Provision for unearned premiums (PPNG) - recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- Provision for unsettled claims (PSL) - recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- Provision for claims incurred and not reported (IBNR) - recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 94

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred. • Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. • Provision for financial surplus (PEF) - recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental coverage reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force. • Provision for redemptions and other amounts to be regularized (PVR) - recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage. • Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) - recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system. II - Premium Bonds: • Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds. • Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received. • Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held. • Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received. • Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held. 95

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Unearned premiums (PPNG)	6,937	5,465	10	10	-	-	6,947	5,475
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	18	17	381,757	347,593	-	-	381,775	347,610
Redemptions and other unsettled amounts (PVR)	90	82	1,042	766	-	-	1,132	848
Financial surplus (PEF)		-	662	669	-	-	662	669
Unsettled claims (PSL)	540	474	13	13	-	-	553	487
Claims / events incurred but not reported (IBNR)	380	425	21	24	-	-	401	449
Related expenses (PDR/PDC)	31	30	60	61	-	-	91	91
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	5,061	4,828	5,061	4,828
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	19	10	19	10
Other provisions	158	150	-	-	-	-	158	150
Total technical provisions (a)	8,154	6,643	383,565	349,136	5,080	4,838	396,799	360,617
Current	5,272	4,691	1,081	796	5,080	4,838	11,433	10,325
Non-current	2,882	1,952	382,484	348,340	-	-	385,366	350,292

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Interbank investments	1,965	1,734	1,005	755	3,091	2,604	6,061	5,093
Securities and derivatives	2,011	2,786	384,145	349,737	2,491	2,773	388,647	355,296
PGBL / VGBL fund quotas (1)	-	-	369,212	335,480	-	-	369,212	335,480
Other government securities and corporate securities	2,011	2,786	14,933	14,257	2,491	2,773	19,435	19,816
Receivables from insurance and reinsurance operations (2)	4,197	3,073	386	102	-	-	4,583	3,175
Credit rights	3,877	2,722	-	-	-	-	3,877	2,722
Other credits	320	351	386	102	-	-	706	453
Total Guarantee Assets (b)	8,173	7,593	385,536	350,594	5,582	5,377	399,291	363,564
Total Excess Coverage (b-a)	19	950	1,971	1,458	502	539	2,492	2,947

1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer's responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (note 10a).

2) Recorded under Other assets.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

96

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Note 11 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. 97

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		09/30/2026				12/31/2025
	Note	Civil	Labor	Other risks	Total	Total
Opening balance - 01/01		3,152	8,846	1,393	13,391	12,486
(-) Provisions guaranteed by indemnity clause	2c XII	(197)	(565)	-	(762)	(840)
Subtotal		2,955	8,281	1,393	12,629	11,646
Adjustment / Interest		92	446	-	538	693
Changes in the period reflected in income		1,020	2,626	(7)	3,639	4,926
Increase		1,447	2,946	2	4,395	6,278
Reversal		(427)	(320)	(9)	(756)	(1,352)
Payment / Transfer		(1,211)	(2,269)	11	(3,469)	(4,636)
Subtotal		2,856	9,084	1,397	13,337	12,629
(+) Provisions guaranteed by indemnity clause	2c XII	184	502	-	686	762
Closing balance		3,040	9,586	1,397	14,023	13,391
Current		1,619	3,138	418	5,175	5,297
Non-current		1,421	6,448	979	8,848	8,094

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		09/30/2026			12/31/2025
	Note	Legal obligation - Note 20c	Tax and social security obligations	Total	Total
Opening balance - 01/01		1,942	2,458	4,400	6,723
(-) Provisions guaranteed by indemnity clause	2c XII	-	(87)	(87)	(83)
Subtotal		1,942	2,371	4,313	6,640
Adjustment / Interest (1)		77	106	183	929
Changes in the period reflected in income		(140)	(2)	(142)	(1,293)
Increase		-	39	39	579
Reversal		(140)	(41)	(181)	(1,872)
Payment		(12)	(128)	(140)	(1,963)
Subtotal		1,867	2,347	4,214	4,313
(+) Provisions guaranteed by indemnity clause	2c XII	-	90	90	87
Closing balance		1,867	2,437	4,304	4,400
Current		-	-	-	-
Non-current		1,867	2,437	4,304	4,400

1) The amounts are included in the headings Tax Expenses, Operating Expenses and Current Income Tax and Social Contribution.

The main discussions related to Tax and social security obligations are described below:

- ISS on banking revenue – R$ 508: The requirement, by several municipalities, of the ISS on various revenues arising from banking activities that are not usually classified as services provision is being challenged.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 98

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Management’s variable compensation – R$ 432: The deductibility is challenged in the calculation of the actual profit of management’s variable compensation in kind in the calculation of income tax, due to undue restriction of the Federal Revenue Service. The balance of the deposits in guarantee is R$ 498. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil lawsuits with possible loss, total estimated risk is R$ 4,485 (R$ 4,043 at 12/31/2025), and in this total there are no amounts arising from interests in Joint ventures. For Labor claims with possible loss, estimated risk is R$ 1,077 (R$ 1,236 at 12/31/2025). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 43,792 (R$ 42,145 at 12/31/2025), and the main cases are described below: • ISS – Banking activities/Provider establishment – R$ 9,691: the levy and/or payment place of ISS for certain banking revenues are discussed. In October 2026, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adhered the Notice of Transaction PGM No. 01/2026, from the Municipality of São Paulo, regarding part of these lawsuits. The adhesion had an immaterial effect and did not impact the financial statements for the period ended September 30, 2026. • IRPJ and CSLL – Disallowance of losses – R$ 6,185: tax assessments were issued for the collection of IRPJ and CSLL due to alleged insufficiency of tax loss balances and CSLL tax loss offset in the calculation of these taxes because the Federal Revenue Service understands that various administrative proceedings and lawsuits which have not yet been considered final and unappealable would definitively impact said balances. • IRPJ, CSLL, PIS and COFINS – Funding expenses – R$ 6,126: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies. • IRPJ and CSLL - Deductibility of loss in loan operations - R$ 3,835: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans. • CSLL, PIS and COFINS - Reversal of revenues from depreciation in excess – R$ 3,867: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations. • INSS – Non-compensatory amounts – R$ 2,820: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 2,450: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,435: the deductibility of goodwill for future expected profitability on the acquisition of investments. 99

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 356 (R$ 387 at 12/31/2025) (note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in civil and labor provisions.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of:

		09/30/2026				12/31/2025
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	9a	1,618	2,067	10,348	14,033	13,497
Investment fund quotas		265	38	-	303	322
Surety		83	15	6,597	6,695	5,510
Insurance bond		2,741	2,572	22,028	27,341	25,641
Guarantee by government securities		-	-	446	446	411
Total		4,707	4,692	39,419	48,818	45,381

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 100

Note 12 - Investments

ITAÚ UNIBANCO HOLDING	Book value 12/31/2025						Changes from 01/01 to 09/30/2026											Equity in earnings of subsidiaries from 01/01 to 09/30/2025
	Book value								Equity in earnings of subsidiaries									
Companies	Stockholders' equity	Changes in exchange rates and investment hedge - functional currency other than the Real	Adjustments to investor criteria [1]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued [2]	Net income / (loss)	Adjustments to investor criteria [1]	Unrealized results and other	Total	Changes in exchange rates and investment hedge - functional currency other than Real	Adjustments in marketable securities of subsidiaries and other	Corporate events [3]	Balance at 09/30/2026 [4]	
Subsidiaries																		
In Brazil	179,226	1,204	1,871	(2)	-	182,299	-	(17,124)	31,912	367	(768)	31,511	(1,208)	168	845	196,491	28,999
Itaú Unibanco S.A.	156,353	1,206	1,703	1	-	159,263	-	(14,380)	27,839	326	(768)	27,397	(1,192)	182	(818)	170,452	25,765
Redecard Instituição de Pagamento S.A.	7,693	-	3	(3)	-	7,693	-	-	421	1	-	422	-	(2)	-	8,113	534
Itaú BBA Assessoria Financeira S.A.	3,031	1	63	-	-	3,095	-	(780)	1,075	33	-	1,108	(2)	(24)	-	3,397	-
Itaú Corretora de Valores S.A.	3,383	-	17	-	-	3,400	-	(250)	437	4	-	441	-	(3)	-	3,588	185
Itauseg Participações S.A.	3,422	-	-	-	-	3,422	-	(740)	848	-	-	848	-	22	(1)	3,551	742
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,284	(4)	-	-	-	1,280	-	(80)	120	-	-	120	-	-	-	1,320	86
Other interests	4,060	1	85	-	-	4,146	-	(894)	1,172	3	-	1,175	(14)	(7)	1,664	6,070	1,687
Foreign	10,753	1,856	-	2	11	12,622	(11)	(560)	1,636	-	1	1,637	(1,147)	(99)	-	12,442	1,428
Banco Itaú Chile	5,016	881	-	-	11	5,908	(11)	(385)	228	-	-	228	(556)	(65)	-	5,119	324
Banco Itaú Uruguay S.A.	4,715	677	-	3	-	5,395	-	-	1,238	-	-	1,238	(455)	(32)	-	6,146	905
Other interests	1,022	298	-	(1)	-	1,319	-	(175)	170	-	1	171	(136)	(2)	-	1,177	199
Total	189,979	3,060	1,871	-	11	194,921	(11)	(17,684)	33,548	367	(767)	33,148	(2,355)	69	845	208,933	30,427

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.
4) The balances presented do not consider capital reduction in the process of approval by BACEN and possible opposition from creditors, pursuant to article 174 of the Brazilian Corporate Law.

Companies	Capital	Stockholders' equity	Net income / (loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%)	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	76,200	170,460	27,839	3,514,908,377	3,404,188,272	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	23,923	41,881	2,171	348,555,621	-	-	19.37%	19.37%
Itaú BBA Assessoria Financeira S.A.	1,310	3,399	1,076	283,053,886	566,107,772	-	99.95%	99.95%
Itaú Corretora de Valores S.A.	1,650	3,588	437	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,965	13,436	3,208	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	645	1,320	120	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	17,641	19,511	865	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	559	6,143	1,238	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 265 (R$ 208 from 01/01 to 09/30/2025) and is allocated in the heading Income on securities, derivatives and other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (4,180) (R$ (5,824) from 01/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 101

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING. 09/30/2026 12/31/2025 01/01 to 09/30/2026 01/01 to 09/30/2025 Total assets Contingent liabilities Other liabilities Total Assets Contingent Liabilities Other Liabilities Other comprehensive income Total comprehensive income Other comprehensive income Total comprehensive income In Brazil Itaú Unibanco S.A. 2,384,765 14,610 59,620 2,218,844 13,542 34,683 (1,555) 26,871 (3,424) 22,228 Redecard Instituição de Pagamento S.A. 185,607 137 91,630 159,478 95 84,614 - 2,171 (3) 2,747 Itaú BBA Assessoria Financeira S.A. 7,097 - 412 4,004 - 462 5 1,095 136 982 Itaú Corretora de Valores S.A. 8,956 17 4,965 8,946 18 5,173 - 437 - 183 Itauseg Participações S.A. 14,774 - - 14,207 - 43 64 3,402 1,238 4,099 Itaú Consultoria de Valores Mobiliários e Participações S.A. 1,479 79 1 1,430 76 2 - 121 1 86 Foreign Banco Itaú Chile 219,884 44 13,063 209,744 55 9,848 (2,461) (1,596) 1,718 2,952 Banco Itaú Uruguay S.A. 54,167 - 823 51,214 - 889 (487) 751 369 1,274 102

Note 13 - Lease operations - Lessee

The accounting policy on Lease operations (lessee) is presented in Note 2c VII.

During the period ended 09/30/2026, total cash outflow with lease amounted to R$ 179 and lease agreements in the amount of R$ 405 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	09/30/2026	12/31/2025
Up to 3 months	68	48
3 months to 1 year	199	135
From 1 to 5 years	933	511
Over 5 years	420	289
Total financial liability	1,620	983

Lease amounts recognized in the consolidated statement of income:

	01/01 to 09/30/2026	01/01 to 09/30/2025
Sublease revenues	32	28
Depreciation expenses	(134)	(42)
Interest expenses	(90)	(25)
Lease expenses for low value assets	(85)	(73)
Variable expenses not included in lease liabilities	(28)	(32)
Total	(305)	(144)

In the periods from 01/01 to 09/30/2026 and from 01/01 to 09/30/2025, there was no impairment adjustment.

Note 14 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X.

Fixed assets	09/30/2026					12/31/2025
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real estate		10,751	(4,384)	(554)	5,813	5,774
Land		1,943	-	-	1,943	1,912
Buildings and improvements	4% to 10%	8,808	(4,384)	(554)	3,870	3,862
Other fixed assets		17,224	(12,831)	(68)	4,325	3,821
Installations and furniture	10% to 20%	3,694	(2,845)	(17)	832	840
Data processing systems	20% to 50%	9,781	(8,405)	(51)	1,325	1,222
Works of art		152	-	-	152	155
Right of use		1,236	(161)	-	1,075	561
Other [1]	10% to 20%	2,361	(1,420)	-	941	1,043
Total		27,975	(17,215)	(622)	10,138	9,595

1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

There are no contractual commitments for the purchase of fixed assets during the period.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 103

Note 15 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2025	12,966	2,391	6,673	27,828	8,275	58,133
Acquisitions	2,466	-	344	3,637	533	6,980
Termination / write-offs	(26)	-	(2)	(128)	(472)	(628)
Exchange variation	(1,014)	65	(91)	(197)	(129)	(1,366)
Other	-	(12)	29	(9)	-	8
Balance at 09/30/2026	14,392	2,444	6,953	31,131	8,207	63,127
Amortization						
Balance at 12/31/2025	(10,788)	(1,457)	(4,833)	(14,917)	(5,311)	(37,306)
Amortization expenses	(441)	(51)	(469)	(2,685)	(942)	(4,588)
Termination / write-offs	-	-	-	-	471	471
Exchange variation	836	(14)	52	138	129	1,141
Other	34	15	(23)	-	(16)	10
Balance at 09/30/2026	(10,359)	(1,507)	(5,273)	(17,464)	(5,669)	(40,272)
Impairment						
Balance at 12/31/2025	(1,329)	(755)	(174)	(1,884)	(100)	(4,242)
Increase	-	-	-	(22)	-	(22)
Exchange variation	172	(52)	-	-	-	120
Balance at 09/30/2026	(1,157)	(807)	(174)	(1,906)	(100)	(4,144)
Book value						
Balance at 09/30/2026	2,876	130	1,506	11,761	2,438	18,711
Balance at 12/31/2025	849	179	1,666	11,027	2,864	16,585

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (984) (R$ (1,297) from 01/01 to 12/31/2025), is disclosed under the heading Expenses related to financial operations.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 104

Note 16 - Funding and borrowing and onlending

The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV.

a) Summary

	Note	09/30/2026	12/31/2025
		Amortized cost	Amortized cost
Deposits	16b	1,162,322	1,114,482
Securities sold under repurchase agreements	16c	503,578	456,158
Debt instruments	16d	434,435	415,630
Borrowing and onlending	16e	143,083	147,164
Total		2,243,418	2,133,434
Current		1,067,877	1,139,283
Non-current		1,175,541	994,151

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ 5,079 (R$ 17,702 at 01/01 to 09/30/2025) of exchange variation in income.

b) Deposits

	09/30/2026	12/31/2025
	Amortized cost	Amortized cost
Interest-bearing deposits	1,029,189	978,478
Savings deposits	169,378	177,305
Interbank deposits	5,723	11,530
Time deposits	854,088	789,643
Non-interest bearing deposits	133,133	136,004
Demand deposits	131,299	135,383
Other deposits	1,834	621
Total	1,162,322	1,114,482
Current	438,249	527,366
Non-current	724,073	587,116

In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 93,446 (R$ 99,318 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 105

c) Securities sold under repurchase agreements

	09/30/2026	12/31/2025
	Amortized cost	Amortized cost
Own portfolio	238,899	201,610
Government securities	132,650	112,063
Corporate securities	54,595	56,586
Own issue	2	2
Securities abroad	51,652	32,959
Third-party portfolio	166,350	176,043
Free portfolio	98,329	78,505
Total	503,578	456,158
Current	409,611	384,859
Non-current	93,967	71,299

d) Debt instruments

I - Debt instruments

	09/30/2026	12/31/2025
	Amortized cost	Amortized cost
Funds from issues	276,879	265,486
Financial bills	47,596	61,161
Real estate credit bills	91,523	71,121
Rural credit bills	61,434	64,644
Guaranteed real estate bills	65,632	64,438
Debentures and commercial notes	10,694	4,122
Foreign loans through securities	77,994	76,420
Brazil risk note programme	12,304	13,171
Structure note issued	8,561	10,419
Bonds	38,478	40,282
Fixed rate notes	11,146	9,300
Eurobonds	25	79
Other	7,480	3,169
Structured operations certificates	29,282	25,577
Debt instruments with subordination clauses	50,280	48,147
Financial bills	43,590	37,900
Euronotes	-	2,755
Bonds	6,690	7,492
Total	434,435	415,630
Current	111,516	108,419
Non-current	322,919	307,211

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 106

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 II - Guaranteed real estate bills Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system. The “Termo de emissão registrado”, which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. Il.l – Breakdown of asset portfolio The asset portfolio linked to LIGs corresponds to 2.23% of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida. 09/30/2026 12/31/2025 Real estate loans 69,635 67,801 Government securities - Brazil 5,012 4,496 Total asset portfolio 74,647 72,297 Total adjusted asset portfolio 74,647 72,297 Liabilities for issue of LIGs 65,632 64,438 Remuneration of the fiduciary agent 3 3 II.II - Requirements of asset portfolio 09/30/2026 12/31/2025 Breakdown 93.3% 93.8% Sufficiency Notional amount 113.7% 112.2% Present value under stress 101.3% 100.8% Weighted average term Of the asset portfolio 141.2 months 137.9 months Of outstanding LIGs 27.1 months 30.8 months Liquidity Net assets 11,353 10,313 107

III - Debt instruments with subordination clauses

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2026	12/31/2025
Subordinated financial bills - BRL					43,590	37,900
	2,146	2019	Perpetual	114% of SELIC	-	1,320
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,025	1,064
	106	2020	2030	IPCA + 4.64%	194	181
	5,488	2021	2031	CDI + 2%	4,399	9,843
	1,005	2022	Perpetual	CDI + 2.4%	1,164	1,035
	1,161	2023	2034	102% of CDI	1,178	1,223
	108	2023	2034	CDI + 0.2%	110	115
	122	2023	2034	10.63%	124	127
	700	2023	Perpetual	CDI + 1.9%	802	715
	107	2023	2034	IPCA + 5.48%	121	119
	530	2024	2034	100% of CDI	530	550
	3,100	2024	2034	CDI + 0.65%	4,121	3,711
	1,000	2024	Perpetual	CDI + 0.9%	1,132	1,018
	2,830	2024	Perpetual	CDI + 1.1%	3,155	2,832
	470	2024	2039	102% of CDI	470	488
	4,984	2025	Perpetual	CDI + 1.25%	5,084	5,449
	3,000	2025	Perpetual	CDI + 1.15%	3,464	3,108
	4,415	2025	Perpetual	CDI + 1.35%	4,781	5,002
	3,315	2026	2036	CDI + 0.55%	3,560	-
	3,000	2026	Perpetual	CDI + 1.1%	3,138	-
	2,722	2026	2036	CDI + 0.5%	2,742	-
	2,278	2026	2037	CDI + 0.5%	2,296	-
Subordinated euronotes - USD					-	2,755
	501	2021	2031	3.88%	-	2,755
Subordinated bonds - CLP					6,450	7,276
	180,351	2008	2033	3.50% to 4.92%	1,388	1,573
	97,962	2009	2035	4.75%	1,111	1,256
	1,060,250	2010	2032	4.35%	112	125
	1,060,250	2010	2035	3.90% to 3.96%	257	289
	1,060,250	2010	2036	4.48%	1,220	1,380
	1,060,250	2010	2038	3.93%	895	1,005
	1,060,250	2010	2040	4.15% to 4.29%	690	775
	1,060,250	2010	2042	4.45%	336	378
	57,168	2014	2034	3.80%	441	495
Subordinated bonds - COP					231	216
	146,000	2013	2028	IPC + 2%	231	216
Subordinated bonds - USD					9	-
	172	2023	Perpetual	8.90%	8	-
	878	2024	Perpetual	7.18%	1	-
Total					50,280	48,147

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 43,590 (R$ 37,899 at 12/31/2025) and Subordinated euronotes in the amount of R$ 0 (R$ 2,769 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 108

e) Borrowing and onlending

	09/30/2026	12/31/2025
	Amortized cost	Amortized cost
Borrowing	111,801	116,496
In Brazil	6,046	10,616
Foreign [(1)]	105,755	105,880
Onlending - in Brazil – Official institutions	31,282	30,668
BNDES	10,792	12,908
FINAME	15,799	15,445
Other	4,691	2,315
Total	143,083	147,164
Current	108,502	118,637
Non-current	34,581	28,527

1) Foreign borrowings are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Note 17 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Financial assets and liabilities measured at fair value

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 109

I - Fair value of financial assets and liabilities

	09/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	405,759	402,649	854	809,262	422,831	365,715	409	788,955
Financial assets at fair value through other comprehensive income	153,424	7,497	89	161,010	156,022	3,666	253	159,941
Government securities	147,413	3,724	-	151,137	148,318	-	-	148,318
Brazil	90,901	-	-	90,901	109,191	-	-	109,191
Latin America	32,527	2,986	-	35,513	25,143	-	-	25,143
Abroad	23,985	738	-	24,723	13,984	-	-	13,984
Corporate securities	5,159	3,717	73	8,949	6,986	3,606	251	10,843
Rural product note	-	845	-	845	-	-	-	-
Bank deposit certificate	-	482	-	482	-	167	-	167
Real estate receivable certificate	-	85	-	85	-	222	-	222
Debentures	1,686	804	28	2,518	2,265	1,916	251	4,432
Eurobonds and other	3,473	1,456	-	4,929	4,721	1,170	-	5,891
Financial bills	-	4	-	4	-	5	-	5
Promissory and commercial notes	-	5	-	5	-	-	-	-
Other	-	36	45	81	-	126	-	126
Shares	852	56	16	924	718	60	2	780
Financial assets at fair value through profit or loss	252,335	395,152	765	648,252	266,809	362,049	156	629,014
Government securities	241,083	4,188	-	245,271	250,624	3,941	-	254,565
Brazil	214,465	1,950	-	216,415	228,766	3,938	-	232,704
Latin America	24,052	1,944	-	25,996	21,457	3	-	21,460
Abroad	2,566	294	-	2,860	401	-	-	401
Corporate securities	5,175	4,234	218	9,627	5,988	3,444	52	9,484
Rural product note	-	45	-	45	-	165	-	165
Bank deposit certificate	78	10	-	88	-	80	-	80
Real estate receivable certificate	99	412	4	515	76	583	-	659
Debentures	1,865	3,009	212	5,086	2,760	1,495	50	4,305
Eurobonds and other	2,903	37	-	2,940	2,542	97	-	2,639
Financial bills	-	285	-	285	-	386	-	386
Promissory and commercial notes	-	-	-	-	-	19	-	19
Other	230	436	2	668	610	619	2	1,231
Shares	5,706	11,078	547	17,331	8,417	12,945	104	21,466
Investment funds	371	6,440	-	6,811	1,780	6,239	-	8,019
Specially organized investment funds (PGBL/ VGBL)	-	369,212	-	369,212	-	335,480	-	335,480
Other financial assets	11	2,194	-	2,205	-	3,092	-	3,092
Non-financial assets	5,424	-	-	5,424	4,139	-	-	4,139
Other financial liabilities	-	(1,080)	-	(1,080)	-	(1,629)	-	(1,629)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2026				12/31/2025			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	926	109,496	427	110,849	21	72,909	381	73,311
Options	109	12,126	98	12,333	-	11,650	19	11,669
Forward	817	12,779	15	13,611	4	4,556	17	4,577
Swaps	-	64,978	314	65,292	-	46,839	345	47,184
NDF	-	18,328	-	18,328	-	8,351	-	8,351
Credit derivatives	-	376	-	376	-	615	-	615
Other	-	909	-	909	17	898	-	915
Liabilities	(1,440)	(99,650)	(1,621)	(102,711)	(417)	(67,919)	(1,582)	(69,918)
Options	(47)	(8,299)	(38)	(8,384)	(30)	(8,200)	(22)	(8,252)
Forward	(1,392)	(12,068)	(11)	(13,471)	(337)	(4,030)	(15)	(4,382)
Swaps	-	(59,714)	(1,572)	(61,286)	-	(44,215)	(1,545)	(45,760)
NDF	-	(19,117)	-	(19,117)	-	(10,929)	-	(10,929)
Credit derivatives	-	(250)	-	(250)	-	(367)	-	(367)
Other	(1)	(202)	-	(203)	(50)	(178)	-	(228)

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 110

II - Result of fair value adjustment of assets and liabilities

	01/01 to 09/30/2026				01/01 to 09/30/2025			
	Level 1	Level 2	Level 3	Adjustment to fair value	Level 1	Level 2	Level 3	Adjustment to fair value
Financial assets	(120)	(1,144)	(1,535)	(2,799)	7,623	308	(97)	7,834
Financial assets at fair value through other comprehensive income	(700)	(129)	(28)	(857)	1,302	134	(3)	1,433
Government securities	(829)	(24)	-	(853)	1,030	-	-	1,030
Brazil	(462)	-	-	(462)	1,011	-	-	1,011
Latin America	(112)	(9)	-	(121)	(32)	-	-	(32)
Abroad	(255)	(15)	-	(270)	51	-	-	51
Corporate securities	(34)	(107)	(27)	(168)	(13)	129	(4)	112
Rural product note	-	(25)	-	(25)	-	-	-	-
Bank deposit certificates	-	4	-	4	-	(1)	-	(1)
Real estate receivables certificates	-	1	-	1	-	-	-	-
Debentures	(8)	8	(23)	(23)	33	40	(4)	69
Eurobonds and other	(26)	(98)	-	(124)	(46)	90	-	44
Financial bills	-	-	-	-	-	-	-	-
Promissory and commercial notes	-	3	-	3	-	-	-	-
Other	-	-	(4)	(4)	-	-	-	-
Shares	163	2	(1)	164	285	5	1	291
Financial assets at fair value through profit or loss	580	(1,015)	(1,507)	(1,942)	6,321	174	(94)	6,401
Government securities	780	(132)	-	648	5,506	(72)	-	5,434
Brazil	750	(137)	-	613	5,366	(72)	-	5,294
Latin America	34	1	-	35	122	-	-	122
Abroad	(4)	4	-	-	18	-	-	18
Corporate securities	(70)	(56)	(5)	(131)	151	140	8	299
Rural product note	-	(30)	-	(30)	-	(30)	-	(30)
Bank deposit certificates	-	(1)	-	(1)	-	-	-	-
Real estate receivables certificates	1	30	(12)	19	2	14	-	16
Debentures	(14)	(16)	8	(22)	125	94	8	227
Eurobonds and other	(63)	(6)	-	(69)	24	32	-	56
Financial bills	-	(2)	-	(2)	-	(3)	-	(3)
Other	6	(31)	(1)	(26)	-	33	-	33
Shares	(81)	(827)	(1,502)	(2,410)	626	(260)	(102)	264
Investment funds	(49)	-	-	(49)	38	366	-	404
Derivative - assets	685	10,358	(23)	11,020	642	(23,192)	(340)	(22,890)
Options	51	(23)	(7)	21	-	(125)	(62)	(187)
Forward	631	(9,230)	-	(8,599)	648	(763)	-	(115)
Swaps	-	12,528	(16)	12,512	-	(21,898)	(276)	(22,174)
NDF - Non deliverable forward	-	7,022	-	7,022	(1)	(105)	-	(106)
Credit derivatives	-	(22)	-	(22)	-	164	(2)	162
Other	3	83	-	86	(5)	(465)	-	(470)
Derivative - liabilities	(407)	(10,176)	100	(10,483)	(85)	15,818	(1,375)	14,358
Options	(10)	195	105	290	(1)	(2,507)	-	(2,508)
Forward	(398)	9,858	-	9,460	(111)	2,993	(13)	2,869
Swaps	-	(14,398)	(5)	(14,403)	-	14,420	(1,362)	13,058
NDF - Non deliverable forward	-	(5,820)	-	(5,820)	12	(149)	-	(137)
Credit derivatives	-	25	-	25	-	1,168	-	1,168
Other	1	(36)	-	(35)	15	(107)	-	(92)

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 111

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Changes in the fair value hierarchy

In the periods, there were no material transfers between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

	Fair value at 12/31/2025	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 09/30/2026	Total gains or losses (Unrealized)
		Income	Other comprehensive income					
Financial assets	409	(5)	-	334	(450)	566	854	(1,679)
At fair value through other comprehensive income	253	(24)	-	175	(432)	117	89	(29)
Corporate securities	251	(24)	-	175	(430)	101	73	(29)
Debentures	251	(14)	(15)	175	(430)	61	28	(25)
Other	-	(10)	15	-	-	40	45	(4)
Shares	2	-	-	-	(2)	16	16	-
At fair value through profit or loss	156	19	-	159	(18)	449	765	(1,650)
Corporate securities	52	(1)	-	159	(1)	9	218	8
Real estate receivable certificates	-	-	-	-	-	4	4	(12)
Debentures	50	11	-	139	(1)	13	212	21
Other	2	(12)	-	20	-	(8)	2	(1)
Shares	104	20	-	-	(17)	440	547	(1,658)
Derivatives - assets	381	(282)	-	848	(504)	(16)	427	8
Forward	17	(2)	-	-	-	-	15	-
Options	19	(24)	-	167	(64)	-	98	1
Swaps	345	(256)	-	681	(440)	(16)	314	7
Derivatives - liabilities	(1,582)	458	-	(2,315)	1,736	82	(1,621)	410
Forward	(15)	4	-	-	-	-	(11)	-
Options	(22)	(22)	-	(125)	131	-	(38)	2
Swaps	(1,545)	476	-	(2,190)	1,605	82	(1,572)	408

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 112

Sensitivity analysis of level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, index and shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 operations		09/30/2026		12/31/2025	
Market risk factor groups	Scenarios	Impacts		Impacts	
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(4.7)	-	(5.6)	(0.1)
	II	(117.6)	(0.2)	(142.1)	(3.2)
	III	(235.0)	(0.4)	(284.7)	(6.4)
Commodities, indexes and shares	I	(27.5)	(0.7)	(5.4)	-
	II	(55.1)	(1.5)	(10.8)	-
Nonlinear	I	(59.8)	-	(25.5)	-
	II	(115.7)	-	(40.8)	-

b) Financial assets and liabilities not measured at fair value

	09/30/2026		12/31/2025	
	Book value	Fair value	Book value	Fair value
Financial assets at amortized cost (1)	2,264,788	2,261,847	2,084,466	2,083,607
Cash	34,263	34,263	37,144	37,144
Interbank investments	411,020	411,020	340,388	340,388
Securities	166,008	164,697	136,461	135,883
Interbank and interbranch accounts	314,011	314,011	282,008	282,008
Operations with credit granting characteristics	1,258,085	1,256,455	1,229,943	1,229,662
Other financial assets	81,401	81,401	58,522	58,522
Financial liabilities at amortized cost	2,527,577	2,527,636	2,377,184	2,380,433
Deposits	1,162,322	1,162,280	1,114,482	1,114,530
Securities sold under repurchase agreements	503,578	503,578	456,158	456,158
Debt instruments	434,435	434,435	415,630	419,130
Borrowing and onlending	143,083	143,184	147,164	146,865
Other financial liabilities	167,707	167,707	133,789	133,789
Interbank and interbranch accounts	116,452	116,452	109,961	109,961

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments not measured at fair value are:

- Interbank investments - The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank deposits is calculated by discounting estimated cash flows at market interest rates.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 113

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Operations with credit granting characteristics - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models. • Deposits, debt instruments and borrowing and onlending - They are calculated by discounting estimated cash flows at market interest rates. • Securities sold under repurchase agreements - The book value for these instruments is close to their fair values. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING CONSOLIDATED to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Note 18 - Stockholders' equity a) Capital Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 114

		09/30/2026			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Shares of capital stock	12/31/2025	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Shares of capital stock	09/30/2026	5,617,742,977	5,409,126,215	11,026,869,192	136,910
Residents in Brazil	09/30/2026	5,503,262,595	1,578,038,946	7,081,301,541	87,922
Residents abroad	09/30/2026	114,480,382	3,831,087,269	3,945,567,651	48,988
Treasury shares (1)	12/31/2025	-	344,662	344,662	(13)
Acquisition of treasury shares		-	36,555,258	36,555,258	(1,760)
Result of delivery of treasury shares		-	(32,056,630)	(32,056,630)	1,540
Treasury shares (1)	09/30/2026	-	4,843,290	4,843,290	(233)
Number of total shares at the end of the period (2)	09/30/2026	5,617,742,977	5,404,282,925	11,022,025,902	
Number of total shares at the end of the period (2)	12/31/2025	5,617,742,977	5,408,781,553	11,026,524,530	

1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:

	09/30/2026		12/31/2025	
Cost / Market value	Common	Preferred	Common	Preferred
Minimum	-	45.38	-	32.81
Weighted average	-	48.11	-	37.91
Maximum	-	49.65	-	41.36
Treasury shares				
Average cost	-	48.06	-	36.94
Market value on the last day of the base date	48.47	44.28	36.35	39.23

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	01/01 to 09/30/2026	01/01 to 09/30/2025
Statutory individual net income	35,129	34,011
Adjustments:		
(-) Legal reserve - 5%	(1,756)	(1,701)
Dividend calculation basis	33,373	32,310
Minimum mandatory dividend - 25%	8,343	8,078
Dividends and Interest on Capital Paid / Accrued / Identified	8,343	8,078

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 115

II - Stockholders' yields

	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		9,438	(1,652)	7,786
Interest on capital - 8 monthly installment paid from February to September 2026	0.0150	1,604	(281)	1,323
Interest on capital - paid on 08/28/2026	0.5864	7,834	(1,371)	6,463
Accrued (recorded in Other liabilities – Social and statutory)		675	(118)	557
Interest on capital - 1 monthly installment paid on 10/01/2026	0.0150	200	(35)	165
Interest on capital	0.0356	475	(83)	392
Total - 01/01 to 09/30/2026		10,113	(1,770)	8,343
Total - 01/01 to 09/30/2025		9,503	(1,425)	8,078

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	09/30/2026	12/31/2025
Capital reserves	2,338	2,873
Premium on subscription of shares	284	284
Share-based payment	2,053	2,588
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves [(1)]	82,317	57,107
Legal [(2)]	19,388	17,632
Statutory [(3)]	62,929	39,475

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (note 2c I)

	Net income		Stockholders' equity	
	01/01 to 09/30/2026	01/01 to 09/30/2025	09/30/2026	12/31/2025
ITAÚ UNIBANCO HOLDING	35,129	34,011	218,927	195,980
Hedge accounting	1,024	226	(35)	(835)
Other [(1)]	131	(504)	1,002	1,001
ITAÚ UNIBANCO HOLDING CONSOLIDATED	36,284	33,733	219,894	196,146

1) Mainly, adjustments to the parent company criteria.

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2026	12/31/2025	01/01 to 09/30/2026	01/01 to 09/30/2025
Banco Itaú Chile	6,351	7,314	(282)	(402)
Itaú Colombia S.A.	21	22	2	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	645	692	(135)	(143)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	1,166	1,062	(149)	(106)
Other	818	394	(38)	(62)
Total	9,001	9,484	(602)	(713)

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 116

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 09/30/2026 01/01 to 09/30/2025 Partner plan (416) (371) Share-based plan (497) (448) Total (913) (819) I - Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner program 01/01 to 09/30/2026 01/01 to 09/30/2025 Quantity Quantity (1) Opening balance 102,020,356 84,186,167 New 23,136,346 33,444,044 Delivered (15,601,182) (14,531,958) Cancelled (1,851,892) (864,601) Closing balance 107,703,628 102,233,652 Weighted average of remaining contractual life (years) 2.17 2.36 Market value weighted average (R$) 32.95 22.53 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. 117

II - Variable compensation

In this plan, part of the administrators' variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 09/30/2026	01/01 to 09/30/2025
	Quantity	Quantity (1)
Opening balance	49,801,714	47,813,732
New	17,317,290	26,644,202
Delivered	(23,132,650)	(24,312,818)
Cancelled	(693,583)	(450,371)
Closing balance	43,292,771	49,694,745
Weighted average of remaining contractual life (years)	1.09	1.17
Market value weighted average (R$)	39.43	26.50

1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates.

Note 19 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.
- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd., this until 12/31/2025 (note 3); Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.
- Other related parties:
  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.
  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 118

- Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

- Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	09/30/2026				12/31/2025
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	1,851	-	1,851	1,328
Loan operations	-	378	502	880	640
Securities and derivative (assets and liabilities) (1)	-	831	4,770	5,601	4,175
Other assets	-	491	296	787	707
Total assets	-	3,551	5,568	9,119	6,850
Liabilities					
Deposits	(61)	(90)	(1,358)	(1,509)	(1,286)
Securities sold under repurchase agreements	-	(24)	(535)	(559)	(1,080)
Debt instruments	-	(23)	(69)	(92)	(297)
Interbank and interbranch accounts (assets and liabilities)	-	(336)	-	(336)	(290)
Other liabilities	-	(359)	(4,135)	(4,494)	(4,463)
Total liabilities	(61)	(832)	(6,097)	(6,990)	(7,416)

	01/01 to 09/30/2026				01/01 to 09/30/2025
Statement of Income					
Income related to financial operations	-	309	305	614	243
Expenses related to financial operations	(4)	(12)	(173)	(189)	(690)
Other operating revenues / (expenses)	4	112	(353)	(237)	(697)
Income	-	409	(221)	188	(1,144)

1) Includes Securities with credit granting characteristics.

ITAÚ UNIBANCO HOLDING	09/30/2026					12/31/2025
	Parent companies	Subsidiaries (1)	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	20,653	-	-	20,653	31,305
Loan operations	-	17	2	4	23	14
Securities and derivative (assets and liabilities)	-	48,088	-	12	48,100	35,117
Other assets	-	208	-	-	208	116
Total assets	-	68,966	2	16	68,984	66,552
Liabilities						
Deposits	-	(93,446)	-	-	(93,446)	(99,318)
Debt instruments	-	(30)	-	-	(30)	(81)
Interbank and interbranch accounts (assets and liabilities)	-	(476)	(336)	-	(812)	(1,213)
Other liabilities	-	(43,880)	-	(132)	(44,012)	(39,579)
Total liabilities	-	(137,832)	(336)	(132)	(138,300)	(140,191)

	01/01 to 09/30/2026					01/01 to 09/30/2025
Statement of income						
Income related to financial operations	-	8,585	-	-	8,585	7,728
Expenses related to financial operations	-	(10,340)	-	-	(10,340)	(9,707)
Other operating revenues / (expenses)	-	(3,087)	-	5	(3,082)	(3,106)
Income	-	(4,842)	-	5	(4,837)	(5,085)

1) Companies related in Note 2c I.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 119

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 250, Liabilities of R$ (11,891) and Result of R$ (100) (R$ 213, R$ (11,290) at 12/31/2025 and R$ (55) from 01/01 to 09/30/2025, respectively). b) Compensation and benefits of key management personnel Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 09/30/2026 01/01 to 09/30/2025 Fees (631) (605) Profit sharing (398) (364) Post-employment benefits (10) (9) Share-based payment plan (286) (267) Total (1,325) (1,245) Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in notes 25, 18f and 22, respectively. Note 20 - Taxes The accounting policy on Income tax and social contribution is presented in Note 2c XIII. ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (2) 0.65% Additional income tax 10.00% COFINS (2) 4.00% Social contribution on net income (1) 20.00% ISS up to 5.00% 1) Starting on April 1, 2026, the tax rate of the Social contribution on net income is 17.5% for capitalization subsidiaries and credit, financing and investment companies, and 12% for payment institutions. The 15% tax rate applicable to insurance companies and other financial institutions remains in effect, while the 9% tax rate continues to apply to other non-financial companies. 2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. 120

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 a) Expenses for taxes and contributions I - Breakdown of income tax and social contribution calculation on net income: Due on operations for the period 01/01 to 09/30/2026 01/01 to 09/30/2025 Income before income tax and social contribution 43,646 40,159 Charges (income tax and social contribution) at the rates in effect (19,640) (18,072) Increase / decrease in income tax and social contribution charges arising from: Equity income in associates and joint ventures 1,316 1,239 Interest on capital 4,196 5,594 Other non-deductible expenses net of non taxable income (1) 2,169 (96) Income tax and social contribution expenses (11,959) (11,335) Related to temporary differences Increase / (reversal) for the period 5,547 5,937 (Expenses) / income related to deferred taxes 5,547 5,937 Total income tax and social contribution expenses (6,412) (5,398) 1) Includes temporary (additions) and exclusions. II - Tax expenses 01/01 to 09/30/2026 01/01 to 09/30/2025 PIS and COFINS (6,837) (6,622) ISS (1,285) (1,254) Other (816) (640) Total (8,938) (8,516) Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,668) (R$ (1,681) from 01/01 to 09/30/2025) and are mainly composed of PIS, COFINS and ISS. III - Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 27b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14,031, of July 28, 2020. 121

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origins and disbursements, are represented by:

	Deferred tax assets			
	12/31/2025	Realization / reversal	Increase	09/30/2026
Reflected in income	71,196	(24,011)	29,056	76,241
Provision for expected credit loss	53,055	(15,040)	14,277	52,292
Related to tax losses and social contribution loss carryforwards	95	(17)	1,360	1,438
Provision for profit sharing	3,623	(3,623)	3,038	3,038
Adjustments to fair value of financial assets at fair value through profit or loss and derivatives	226	(226)	206	206
Goodwill on purchase of investments	15	(2)	655	668
Provisions	5,864	(1,617)	1,942	6,189
Civil lawsuits	1,215	(553)	507	1,169
Labor claims	3,543	(988)	1,368	3,923
Tax and social security obligations	1,106	(76)	67	1,097
Legal obligations	380	(227)	65	218
Provision related to health insurance operations	426	(41)	38	423
Other non-deductible provisions	7,512	(3,218)	7,475	11,769
Reflected in stockholders' equity	3,129	(838)	1,016	3,307
Adjustments to fair value of financial assets at fair value through other comprehensive income	1,791	(626)	980	2,145
Cash flow hedge	422	(212)	-	210
Post-employment benefits	916	-	10	926
Other	-	-	26	26
Total (1)	74,325	(24,849)	30,072	79,548

1) Deferred tax assets are classified in their totality as non-current.

In ITAÚ UNIBANCO HOLDING, Deferred tax assets totaled R$ 20,475 (R$ 18,928 at 12/31/2025) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 122 (R$ 17 at 12/31/2025), Provision for expected credit loss of R$ 16,215 (R$ 16,660 at 12/31/2025), Administrative provisions of R$ 261 (R$ 203 at 12/31/2025), Provisions for legal, tax and social security obligations of R$ 345 (R$ 434 at 12/31/2025), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 16 (R$ 2 at 12/31/2025), and Provision for reward program of R$ 421 (R$ 741 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 122

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 II - The deferred tax liabilities balance and its changes are represented by: 12/31/2025 Realization / reversal Increase 09/30/2026 Reflected in income 8,357 (5,104) 4,740 7,993 Supervenience of depreciation of finance lease 98 (2) - 96 Adjustment of deposits in guarantee and provisions 1,698 (331) 398 1,765 Post-employment benefits 257 (106) 109 260 Adjustments of operations carried out on the futures settlement market 194 (194) 459 459 Adjustments to fair value of financial assets at fair value through profit or loss 4,180 (4,180) 3,320 3,320 Other 1,930 (291) 454 2,093 Reflected in stockholders’ equity 257 (204) 10 63 Adjustments to fair value of financial assets at fair value through other comprehensive income 250 (204) 10 56 Post-employment benefits 7 - - 7 Total 8,614 (5,308) 4,750 8,056 In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 1,166 (R$ 918 at 12/31/2025) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 462 (R$ 393 at 12/31/2025), Adjustments to fair value of financial assets at fair value through other comprehensive income of R$ 205 (R$ 111 at 12/31/2025), Supervenience of depreciation of finance lease of R$ 93 (R$ 95 at 12/31/2025), and Temporary adjustments on differences between accounting practices in interest abroad of R$ 256 (R$ 176 at 12/31/2025). 123

III - The estimate of realization and the present value of deferred tax assets and from the deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%				
2026	11,104	14.2%	1,269	88.3%	12,373	15.5%	(982)	12.2%	11,391	16.1%
2027	16,536	21.2%	160	11.1%	16,696	21.0%	(591)	7.3%	16,105	22.5%
2028	9,667	12.4%	3	0.2%	9,670	12.2%	(359)	4.5%	9,311	13.0%
2029	6,696	8.6%	2	0.1%	6,698	8.4%	(533)	6.6%	6,165	8.6%
2030	5,724	7.3%	3	0.2%	5,727	7.2%	(477)	5.9%	5,250	7.3%
After 2030	28,383	36.3%	1	0.1%	28,384	35.7%	(5,114)	63.5%	23,270	32.5%
Total	78,110	100.0%	1,438	100.0%	79,548	100.0%	(8,056)	100.0%	71,492	100.0%
Present value (1)	64,481		1,404		65,885		(6,075)		59,810	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 09/30/2026, deferred tax assets not accounted for correspond to R$ 423 (R$ 586 at 12/31/2025) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	09/30/2026	12/31/2025
Taxes and contributions on income payable		10,008	9,228
Other taxes and contributions payable		4,170	4,157
Legal obligations	11b II	1,867	1,942
Total		16,045	15,327
Current		13,985	12,521
Non-current		2,060	2,806

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,099 (R$ 999 at 12/31/2025) and are represented by Legal obligations of R$ 308 (R$ 296 at 12/31/2025) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,791 (R$ 703 at 12/31/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 124

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Note 21 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 09/30/2026 01/01 to 09/30/2025 (1) Net income attributable to owners of the parent company 36,284 33,733 Minimum non-cumulative dividend on preferred shares (119) (120) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (124) (124) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 36,041 33,489 Common 18,369 16,964 Preferred 17,672 16,525 Total net income available to equity owners: Common 18,493 17,088 Preferred 17,791 16,645 Weighted average number of outstanding shares Common 5,617,742,977 5,617,742,977 Preferred 5,404,514,878 5,472,202,581 Basic earnings per share – R$ Common 3.29 3.04 Preferred 3.29 3.04 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 09/30/2026 01/01 to 09/30/2025 (1) Net income available to preferred equity owners 17,791 16,645 Dividend on preferred shares after dilution effects 177 170 Net income available to preferred equity owners considering preferred shares after the dilution effect 17,968 16,815 Net income available to ordinary equity owners 18,493 17,088 Dividend on preferred shares after dilution effects (177) (170) Net income available to ordinary equity owners considering preferred shares after the dilution effect 18,316 16,918 Adjusted weighted average of shares Common 5,617,742,977 5,617,742,977 Preferred 5,511,218,064 5,583,943,656 Preferred 5,404,514,878 5,472,202,581 Incremental as per share-based payment plans 106,703,186 111,741,075 Diluted earnings per share – R$ Common 3.26 3.01 Preferred 3.26 3.01 1) For comparability purposes, the information includes the effects of the share bonus issues approved and effectively issued throughout the year ended 2025, according to their respective issuance dates. There was no potentially antidilutive effect of the shares in share-based payment plans. 125

Note 22 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined benefit plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined contribution plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable contribution plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	09/30/2026	09/30/2025
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respective basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 126

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial risk - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Fixed income securities	22,707	22,144	96.8%	96.5%
Quoted in an active market	21,978	21,481	93.7%	93.6%
Non quoted in an active market	729	663	3.1%	2.9%
Variable income securities	3	2	-	-
Quoted in an active market	3	2	-	-
Structured investments	124	125	0.5%	0.5%
Non quoted in an active market	124	125	0.5%	0.5%
Real estate	537	575	2.3%	2.6%
Loans to participants	95	91	0.4%	0.4%
Total	23,466	22,937	100.0%	100.0%

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 127

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 3 (R$ 2 at 12/31/2025), and real estate rented to group companies, with a fair value of R$ 468 (R$ 508 at 12/31/2025). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used. 128

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	09/30/2026								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		22,937	(19,641)	(5,030)	(1,734)	339	(96)	243	(526)	(2,017)
Amounts recognized in income (1+2+3+4)		1,921	(1,641)	(436)	(156)	(9)	(8)	(17)	(44)	(217)
1 - Cost of current service		-	(18)	-	(18)	-	-	-	-	(18)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,921	(1,623)	(436)	(138)	35	(8)	27	(44)	(155)
4 - Other revenues and expenses [1]		-	-	-	-	(44)	-	(44)	-	(44)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		(18)	8	(23)	(33)	-	-	-	-	(33)
5 - Effects on asset ceiling		-	-	(23)	(23)	-	-	-	-	(23)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(18)	8	-	(10)	-	-	-	-	(10)
Other (8+9+10)		(1,374)	1,572	-	198	-	-	-	69	267
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,572)	1,572	-	-	-	-	-	69	69
10 - Contributions and investments from sponsor		198	-	-	198	-	-	-	-	198
Amounts at end of the period		23,466	(19,702)	(5,489)	(1,725)	330	(104)	226	(501)	(2,000)
Amount recognized in Assets	9a				14			226	-	240
Amount recognized in Liabilities	9b				(1,739)			-	(501)	(2,240)

	Note	12/31/2025								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amounts recognized in income (1+2+3+4)		2,393	(2,108)	(493)	(208)	(16)	(10)	(26)	(61)	(295)
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses [1]		-	-	-	-	(66)	-	(66)	-	(66)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		749	(445)	(300)	4	(10)	(5)	(15)	14	3
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan [2]		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		(1,695)	1,947	-	252	-	-	-	83	335
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at end of the period		22,937	(19,641)	(5,030)	(1,734)	339	(96)	243	(526)	(2,017)
Amount recognized in Assets	9a				13			243	-	256
Amount recognized in Liabilities	9b				(1,747)			-	(526)	(2,273)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026

129

Net interest corresponds to the amount calculated on 01/01/2026 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.70% p.a. (On 01/01/2025 the rate used was 11.59% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 48 (R$ 47 at 12/31/2025), in Other comprehensive income is R$ 15 (R$ 15 at 12/31/2025) and in income/(expense) is R$ (4) (R$ (4) on 01/01 to 09/30/2026).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2026	01/01 to 09/30/2026	01/01 to 09/30/2025
Retirement plan - FIU	21	33	40
Retirement plan - FUNBEP	129	139	146
Total [1]	150	172	186

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		2,050	2,092	2,124	2,181	2,235	11,815

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table						
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35

1) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 130

Note 23 - Income and expenses related to financial operations and result of expected credit loss

	01/01 to 09/30/2026				01/01 to 09/30/2025			
	Income related to financial operations	Expenses related to financial operations	Result of expected credit loss	Gross income related to financial operations	Income related to financial operations	Expenses related to financial operations	Expenses related to financial operations	Expenses related to financial operations
AC	203,581	(156,253)	(26,939)	20,389	163,761	(143,259)	(24,727)	(4,225)
FVOCI	16,511	-	(25)	16,486	10,767	-	76	10,843
FVPL	73,360	(6,052)	(275)	67,033	69,569	(22)	5	69,552
Other	(126)	(40,198)	(160)	(40,484)	7,858	(25,121)	838	(16,425)
Total	293,326	(202,503)	(27,399)	63,424	251,955	(168,402)	(23,808)	59,745

Note 24 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XV.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- Credit and debit cards: refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.
- Current account services: are substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.
- Funds management: refer to fees charged for the management and performance of investment funds and consortia administration.
- Payments and collections: refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.
- Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 09/30/2026	01/01 to 09/30/2025
Credit and debit cards	13,420	12,298
Current account services	2,058	2,631
Funds management	7,110	6,483
Funds	5,382	5,101
Consortia	1,728	1,382
Credit operations and financial guarantees	1,905	1,969
Credit operations	574	651
Financial guarantees	1,331	1,318
Payments and collections	4,910	5,083
Economic, financial and brokerage advisory	3,611	3,571
Custody services	754	669
Other	3,983	3,149
Total	37,751	35,853

In ITAÚ UNIBANCO HOLDING, Commissions and banking fees are basically represented by Credit and debit cards in the amount of R$ 9,574 (R$ 8,359 from 01/01 to 09/30/2025).

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 131

Note 25 - Operating expenses

	01/01 to 09/30/2026	01/01 to 09/30/2025
Compensation, payroll charges, welfare benefits, dismissals and training	(19,853)	(18,969)
Employees' profit sharing and share-based payment	(6,895)	(6,227)
Third-party and financial system services, security, transportation and travel expenses	(6,226)	(6,275)
Data processing and telecommunications	(4,736)	(4,347)
Installations and materials	(2,510)	(2,539)
Depreciation and amortization	(4,543)	(4,493)
Advertising, promotions and publicity	(1,522)	(1,353)
Selling - credit cards	(4,735)	(4,041)
Amortization of goodwill	(413)	(301)
Claims losses	(493)	(415)
Other	(4,272)	(4,123)
Total	(56,198)	(53,083)

Note 26 - Risk, capital management and fixed assets limits

a) Corporate governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of the Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED's employees in their daily routines are as follows:

- Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution.

- Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 132

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by BACEN, particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition,ITAÚ UNIBANCO HOLDING CONSOLIDATED adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure, to ensure correct and timely corporate decisions. 133

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-com- investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3. b) Risk management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity in an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING CONSOLIDATED, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. 134

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval of risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. 135

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 The rating models for large companies incorporate Report on Environmental, Social, and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. In compliance with CMN Resolution 4,557/17, the document “Public Access Report - Credit Risk Management and Control Policy”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. 136

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force. This process strengthens the commitment of ITAÚ UNIBANCO HOLDING CONSOLIDATED to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors. I.II - Governance and measurement of expected credit loss Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset. ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD. I.III - Classification of credit impairment stages The accounting policy on expected credit loss is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets. The rules of stage change consider for the Retail and Wholesale segments: • Stage 1 to stage 2: delay or assessment of probability of default (PD) triggers. ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk. Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED. • Stage 3: indications are considered that the client will not honor the contracted conditions (problem asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of problem assets. For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions. Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV. 137

I.IV - Maximum exposure of financial assets to credit risk

	09/30/2026	12/31/2025
Financial assets	2,755,224	2,569,058
Interbank investments	411,020	340,388
Securities purchased under agreements to resell	344,486	269,780
Interbank deposits	60,493	65,544
Assets guaranteeing technical provisions	6,061	5,093
(Provision for expected credit loss)	(20)	(29)
Securities	975,270	925,416
Own portfolio	326,221	355,614
Restricted	261,190	215,242
Assets guaranteeing technical provisions	388,647	355,296
(Provision for expected credit loss)	(788)	(736)
Derivatives	110,849	73,311
Operations with credit granting characteristics	1,258,085	1,229,943
Loan, lease and other credit operations	1,099,846	1,084,014
Securities	210,235	197,424
(Provision for expected credit loss)	(51,996)	(51,495)
Interbank and interbranch accounts	314,011	282,008
Other financial assets	83,606	61,614
Off-balance sheet	770,784	715,869
Financial guarantees	145,418	134,105
Credit commitments and credits to be released	625,366	581,764
Total	3,923,625	3,628,549

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.V – Homogeneous portfolio of risk

The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies.

In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 159 (130 at 12/31/2025) Homogeneous groups: 107 in Stage 1 (86 at 12/31/2025), 34 in Stage 2 (29 at 12/31/2025) and 18 in Stage 3 (15 at 12/31/2025). The average risk concentration of credit operations for homogeneous groups is 0.6% (0.8% at 12/31/2025).

The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below:

	09/30/2026	12/31/2025
Overdue as from 1 day	26,572	24,241
Current up to 3 months	279,683	279,902
Current from 3 to 12 months	274,869	284,732
Current over 1 year	728,957	692,563
Total	1,310,081	1,281,438

II - Market risk

It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 138

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17, and BCB Resolution No. 111/21, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. 139

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR total (historical simulation) (1)							
	09/30/2026				12/31/2025			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	1,684	1,316	2,185	1,683	1,303	1,028	1,974	1,376
Currencies	61	31	115	83	40	22	97	51
Shares	44	33	57	47	45	36	89	46
Commodities	41	17	65	48	30	10	67	40
Effect of diversification	-	-	-	(384)	-	-	-	(385)
Total risk	1,501	1,076	1,997	1,477	1,085	777	1,744	1,128

1) VaR by risk factor group considers information from foreign units.

The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 140

II.II - Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2026		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(0.8)	(249.4)	(482.1)
Currency coupon	Foreign exchange coupon rates	(0.3)	(106.6)	(207.9)
Foreign currency	Foreign exchange rates	(12.8)	177.9	926.0
Price indices	Inflation coupon rates	0.1	(45.9)	(38.7)
TR	TR coupon rates	-	-	-
Shares	Share prices	4.2	320.9	881.1
Other	Exposures that do not fall under the definitions above	0.3	18.1	60.8
Total		(9.3)	115.0	1,139.2

1) Amounts net of tax effects.

Trading and banking portfolios	Exposures	09/30/2026		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(20.2)	(6,447.8)	(12,284.1)
Currency coupon	Foreign exchange coupon rates	(2.7)	(524.8)	(1,029.0)
Foreign currency	Foreign exchange rates	(6.8)	232.3	800.8
Price indices	Inflation coupon rates	(5.0)	(685.6)	(1,254.3)
TR	TR coupon rates	(1.6)	(448.0)	(876.0)
Shares	Share prices	8.9	212.2	645.8
Other	Exposures that do not fall under the definitions above	0.3	18.6	62.1
Total		(27.1)	(7,643.1)	(13,934.7)

1) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 141

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED. ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity coverage ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net stable funding ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows. When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR. From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients. As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term. 142

Funding in accordance with maturities are presented below:

	09/30/2026		12/31/2025	
	Current	Non-current	Current	Non-current
Other debt instruments	111,516	322,919	108,419	307,211
Funds from issues	97,050	179,829	96,925	168,561
Financial bills	20,534	27,062	28,359	32,802
Real estate credit bills	24,078	67,445	30,005	41,116
Rural credit bills	30,546	30,888	29,641	35,003
Guaranteed real estate bills	21,892	43,740	8,920	55,518
Debentures and commercial notes	-	10,694	-	4,122
Foreign loans through securities	12,789	65,205	8,736	67,684
Brazil risk note programme	1,445	10,859	423	12,748
Structure note issued	1,972	6,589	2,789	7,630
Bonds	5,361	33,117	5,067	35,215
Fixed rate notes	459	10,687	-	9,300
Eurobonds	5	20	56	23
Other	3,547	3,933	401	2,768
Funding from structured operations certificates	1,677	27,605	2,758	22,819
Debt instruments with subordination clauses	-	50,280	-	48,147
Financial bills	-	43,590	-	37,900
Euronotes	-	-	-	2,755
Bonds	-	6,690	-	7,492
Borrowing and onlending	108,502	34,581	118,637	28,527
Borrowing	98,712	13,089	104,328	12,168
Onlending - in Brazil – Official institutions	9,790	21,492	14,309	16,359
Total	220,018	357,500	227,056	335,738

In the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED holds R$ 183,836 (R$ 167,275 at 12/31/2025) in Central Bank of Brazil deposits comprised in the heading Interbank and interbranch accounts in the Balance Sheet.

The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3.

The document "Public Access Report – Liquidity Risk Management and Control Policy", which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution No. 4,557/17, the document entitled "Public Access Report - Integrated Management of Compliance and Operational Risk Policy", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 143

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 V - Insurance, private pension and premium bonds risks In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates. (ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves. (iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk. The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress. VI - Emerging risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. VII - Social, environmental and climate risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, may impact the longevity of our businesses, the resilience of our assets and the generation of value in the short, medium and long terms. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures, in line with applicable corporate policies. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED. 144

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 In the management of Social, Environmental and Climate Risks, the first line areas, represented by businesses, carry out risk management in their daily activities, following the guidelines of the Social, Environmental and Climate Risk Policy and specific processes, counting on expert assessment of dedicated technical groups such as the Credit team. In addition, business support areas such as Sustainability and Institutional Legal also have specialized teams, which work in an integrated way in the management of all dimensions of Social, Environmental and Climate Risks linked to the conglomerate’s activities. The second-line areas, such as Social, Environmental and Climate Risks and Internal Controls provide support and ensure adequate governance of business and credit activities. In the third line, the Internal Audit works independently, carrying out assessments of risk management, controls and governance. The institution has specific procedures for managing Social, Environmental and Climate risks in its own operation (equity, branch infrastructure, technology and suppliers), in traditional risks such as credit, investments and key controlled entities. These procedures have been developed and implemented based on the principles of relevance and proportionality and include from the checking of information in public databases applicable to clients and suppliers to the detailed individualized analysis for certain clients, depending on the segment or type of product. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Considering the relevance of climate risk, ITAÚ UNIBANCO HOLDING CONSOLIDATED supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement in line with its recommendations. In addition, the institution measures the sensitivity of its credit portfolio to climate risks by applying the Climate Risk Sensitivity Rule, which categorizes clients and sectors considering both physical risks (resulting from changes in weather patterns, such as increased rainfall, temperature, and extreme weather events) and the transition ones (resulting from changes in the economy, as a result of climate actions such as carbon pricing, climate regulation, market risks and reputation risks). c) Capital management governance ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The notes about capital were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition and capital adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The result of the last ICAAP, which comprises stress tests – which was dated December 2025 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios. 145

	09/30/2026	12/31/2025
Available capital (amounts)		
Common equity tier 1 (CET 1)	206,009	185,595
Tier 1	230,718	208,161
Total capital (PR)	251,266	228,589
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,626,445	1,505,475
Risk-based capital ratios as a percentage of RWA		
Common equity tier 1 ratio (%)	12.7%	12.3%
Tier 1 ratio (%)	14.2%	13.8%
Total capital ratio (%)	15.4%	15.2%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

At 09/30/2026, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 23,745 (R$ 21,543 at 12/31/2025) and the amount of subordinated debt that makes up Tier II capital is R$ 19,716 (R$ 19,034 at 12/31/2025).

The Basel Ratio reached 15.4% at 09/30/2026, an increase of 0.2 p.p. compared to 12/31/2025. The increase in the ratio reflects mainly the income for the period and the issuance of perpetual subordinated debts, partially offset by the payment of interest on capital and the growth in RWA.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 121,150 (R$ 108,151 at 12/31/2025), well above the Capital Buffer requirement of R$ 57,895 (R$ 53,686 at 12/31/2025), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 09/30/2026, fixed assets ratio reached 18.1% (19.4% at 12/31/2025), showing a surplus of R$ 80,123 (R$ 69,887 at 12/31/2025).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-weighted assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by BACEN.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by BACEN.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 146

- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	09/30/2026	12/31/2025
Credit risk (excluding counterparty credit risk)	1,235,327	1,199,103
Of which: standardized approach for credit risk	1,153,283	1,119,760
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	82,044	79,343
Counterparty credit risk (CCR)	42,380	29,789
Of which: standardized approach for counterparty credit risk (SA-CCR)	33,430	20,340
Of which: other CCR	8,950	9,449
Equity investments in funds - look-through approach	4,809	6,433
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	726	1,109
Securitization exposures in banking book	14,778	12,838
Market Risk	60,865	50,248
Of which: standardized approach (RWA_{MPAD})	74,457	61,438
Of which: internal models approach (RWA_{MINT})	43,053	30,685
Operational Risk	190,307	143,006
Payment services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	77,253	62,949
Total	1,626,445	1,505,475

III - Recovery plan

In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks.

The Exit planning consists of a set of measures adopted or determined by BACEN when it is found that the institution is not viable or has the prospect of becoming unviable, with the aim of mitigating damage to the stability of the National Financial System, of the Brazilian Payment System or to the real economy arising from its discontinuity.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 147

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. Note 27 - Supplementary Information a) Insurance policy ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses. b) Foreign currency Equity balances in Reais linked to the foreign currencies were as follows: 09/30/2026 12/31/2025 Permanent foreign investments 113,071 107,907 Net balance of other assets and liabilities indexed to foreign currency, including derivatives (92,100) (80,861) Net foreign exchange position 20,971 27,046 The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations. c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263/05, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor. 148

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 09/30/2026	01/01 to 09/30/2025
Regulatory non-recurring results	(538)	(225)
Restructuring	(783)	(611)
Tax and civil events	617	507
Retail restructuring - Itaú Colombia	(291)	-
Impairment of internally developed software	(12)	-
Corporate events	(5)	-
Other	(64)	(121)

e) Tax reform of consumption in Brazil

Supplementary Laws No. 214/2025 and No. 227/2026 established the Goods and services tax (IBS), the Social contribution on goods and services (CBS) and the Selective tax (IS), and also established the general rules applicable to their management, monitoring, collection and allocation of respective revenues.

IBS and CBS will gradually replace the following taxes: Social integration program tax (PIS/Pasep), Contribution to social security financing (COFINS), Services tax (ISS), Financial transactions - Insurance tax (IOF-Insurance), Goods and services movement tax (ICMS) and Industrial products tax (IPI). These taxes will be discontinued throughout the period of implementation of the Tax reform.

The new system of consumption taxation is structured in three incidence regimes: General regime, Specific regime and Differentiated regime. Among the main advances of the new legislation are the adoption of full non-cumulation, credit throughout the entire consumption chain, rationalization of tax rates and the definition of the incidence base from the net price of taxes.

Financial services fall under the Specific regime and will be subject to the incidence of IBS and CBS starting January 1, 2027, with an initial tax rate estimated at 10.85%, and a forecasted gradual increase until reaching 12.50% in 2033.

Potential impacts arising from the implementation of the new tax system are being evaluated and should be completed by the effective date of the legislation.

f) Subsequent events

Acquisition of NeoSpace A.I. Technologies Ltda.

On October 23, 2026, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement for the acquisition of all shares issued by NeoSpace A.I. Technologies Ltda. (NeoSpace). NeoSpace is a Brazilian artificial intelligence startup specialized in the development of foundational models trained on large-scale datasets. NeoSpace's management and business operations will remain autonomous from ITAÚ UNIBANCO HOLDING, and its current team will be retained, ensuring the continuity of its activities and operations.

The purchase price for the acquisition will be R$ 2,925, comprising an installment payable at closing and the remaining installments deferred over a five-year period, subject to certain conditions. The closing of the transaction and the related financial settlement are subject to the required regulatory approvals and other customary conditions applicable to transactions of this nature.

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 149

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Condensed parent company and consolidated financial statements at September 30, 2026 and report on review 150

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 (A free translation of the original in Portuguese) Report on review of condensed parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying condensed balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at September 30, 2026 and the related condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, as well as the accompanying condensed consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at September 30, 2026 and the related condensed consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, and selected notes, comprising a summary of significant accounting policies. Management is responsible for the preparation and presentation of these condensed parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB). Our responsibility is to express a conclusion on these condensed financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed parent company and consolidated financial statements referred to above do not present, in all material respects, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BCB). 151

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Itaú Unibanco Holding S.A. Other matters - Condensed statements of added value The condensed parent company and consolidated financial statements referred to above include the condensed parent company and consolidated statements of added value for the nine-month period ended September 30, 2026. These statements are the responsibility of the Bank's management and presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the condensed financial statements for the purpose of concluding whether they are reconciled with the condensed parent company and consolidated financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed statements of value added have not been prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the condensed parent company and consolidated financial statements taken as a whole. São Paulo, November 3, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6 152

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL Having completed the examination of the Financial Statements for the period from January to September 2026 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period. São Paulo (SP), November 03, 2026. EDUARDO HIROYUKI MIYAKI Chairman CLÁUDIO JOSÉ COUTINHO ARROMATTE MARCELO MAIA TAVARES DE ARAUJO Board Member Board Member 153

Itaú Unibanco Holding S.A. – Condensed Parent Company and Consolidated Financial Statements in BRGAAP – September 30, 2026 Praça Alfredo Egydio de Souza Aranha nº 100, Parque Jabaquara, Zip Code 04344-902, São Paulo/SP - Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of September 30, 2026. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; c) they have reviewed, discussed and agree with the Company’s financial statements and d) are responsible for establishing and maintaining the appropriate internal control structure and evaluating the effectiveness of these structures for the preparation of financial statements. The statements referred to were disclosed on November 03, 2026, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations). This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Report of Independent Auditors; . Opinion of the Fiscal Council. Milton Maluhy Filho Gabriel Amado de Moura Chief Executive Officer Officer Maria Helena dos Santos Fernandes de Santana Chairperson of the Audit Committee Fabiana Palazzo Barbosa Accountant 154